Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

UMB FINANCIAL CORPORATION,

CARILLON TOWER ADVISERS, INC.

and

RAYMOND JAMES FINANCIAL, INC.

(solely for purposes of Sections 5.03(a), 5.18, 9.02,

10.01, 10.07 and 10.13)

Dated as of April 19, 2017

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EXHIBITS

Exhibit A	Target Funds
Exhibit B-1	Target Funds Plan of Reorganization
Exhibit B-2	Eagle Funds Plan of Reorganization
Exhibit C	Purchaser Funds
Exhibit D	Scout Key Employee Agreements
Exhibit E	Subadvised Funds
Exhibit F	Working Capital Principles and Methodologies

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 19, 2017, is entered into by and among: (i) UMB FINANCIAL CORPORATION, a Missouri corporation (the “Seller”); (ii) CARILLON TOWER ADVISERS, INC., a Florida corporation (the “Purchaser”); and (iii) solely for purposes of Sections 5.03(a), 5.18, 9.02, 10.01, 10.07 and 10.13, RAYMOND JAMES FINANCIAL, INC., a Delaware corporation and the direct parent of the Purchaser (“Raymond James”). Capitalized terms used, and not otherwise defined, herein shall have the meanings assigned to such terms in Article I.

RECITALS

WHEREAS, the Seller owns: (i) 100% of the issued and outstanding shares of capital stock (such shares, the “Scout Stock”) of Scout Investments, Inc., a Missouri corporation (“Scout”); and (ii) 100% of the issued and outstanding membership interests (such interests, the “Scout Distributors Interests”) of Scout Distributors, LLC, a Missouri limited liability company (“Scout Distributors” and, together with Scout, the “Scout Group” and each, individually, a “Scout Group Member”);

WHEREAS, Scout is engaged in the business of providing investment management services to:

(a) those investment companies registered under the Investment Company Act as set forth on Exhibit A (each, a “Target Fund,” and, collectively, the “Target Funds”), each of which is a series of Scout Funds, a Delaware statutory trust (the “Trust”);

(b) the Subadvised Funds;

(c) the Collective Fund;

(d) the Private Funds;

(e) the Separately Managed Accounts; and

(f) the Model Portfolio Clients;

WHEREAS, the Seller desires to: (i) contribute the Scout Distributors Interests to Scout (the “Contribution”); and (ii) after giving effect to the Contribution, sell to the Purchaser, and the Purchaser desires to purchase from the Seller, at the Closing, the Scout Stock, upon the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, as contemplated on Exhibit B-1 and in a form to be mutually agreed upon by the Purchaser and the Seller (the “Target Funds Plan of Reorganization”), each Target Fund will be reorganized with and into the registered investment company set forth opposite its name on Exhibit C (each such registered investment company (together with its successors), a “Purchaser Fund,” and, collectively, the “Purchaser Funds”), and, under the terms of the Target Funds Plan of Reorganization, each of the Target Funds will:

(i) transfer all of the Target Fund’s assets to the applicable Purchaser Fund, in exchange for shares of the applicable Purchaser Fund and the assumption by the applicable Purchaser Fund of all liabilities of such Target Fund; and (ii) distribute the applicable Purchaser Fund’s shares to the Target Fund’s shareholders in liquidation and termination of the Target Fund (collectively with the other transactions set forth on Exhibit B-1, the “Target Fund Reorganizations”);

WHEREAS, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, as contemplated on Exhibit B-2 and substantially in a form consistent with Exhibit B-2, to be provided by the Purchaser to the Seller as soon as practicable following the date of this Agreement (the “Eagle Funds Plan of Reorganization”), each Eagle Fund listed on Exhibit B-2 (each, an “Eagle Fund”) will be reorganized with and into the Purchaser Fund set forth opposite its name on Exhibit C, and, under the terms of the Eagle Funds Plan of Reorganization, each of the Eagle Funds will: (i) transfer all of the Eagle Fund’s assets to the applicable Purchaser Fund, in exchange for shares of the applicable Purchaser Fund and the assumption by the applicable Purchaser Fund of all liabilities of such Eagle Fund; and (ii) distribute the applicable Purchaser Fund’s shares to the Eagle Fund’s shareholders in liquidation and termination of the Eagle Fund (collectively, the “Eagle Fund Reorganizations” and, collectively with the Target Fund Reorganizations, the “Reorganizations”); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Scout is executing employment agreements with those persons set forth on Exhibit D, which employment agreements: (i) include provisions relating to confidentiality, non-competition and non-solicitation; and (ii) shall be in full force and effect upon the Closing (collectively, the “Scout Key Employee Agreements”).

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I DEFINITIONS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“Adjusted Assets Under Management” shall mean, with respect to each account of each Client, as of a specified date, the amount of assets under management by Scout in such account as of the Baseline Date, as adjusted, in the case of any determination of Adjusted Assets Under Management after the Baseline Date, to reflect: (a) additions and contributions of funds for any reason; provided that any additions or contributions by the Seller or any of its Affiliates for its own account shall be excluded from such adjustment; (b) withdrawals and redemptions of funds for any reason (which withdrawals and redemptions shall be calculated for purposes of determining Adjusted Assets Under Managements by excluding the effect of any increase or decrease in the assets under management in the applicable account due to market fluctuations or currency fluctuations after the Baseline Date); (c) new accounts, including new accounts established for existing and/or new Clients after the Baseline Date; and (d) terminated accounts, in each case of clauses (a), (b), (c) and (d) during the period after the Baseline Date through and including such specified date. For the avoidance of doubt: (i) the calculation of Adjusted Assets Under Management shall not take into account any increase or decrease in assets under management due to market fluctuations or currency fluctuations after the Baseline Date; and (ii) any payments to the Seller of any amounts in respect of the Seller’s Seed Capital that are permitted to be withdrawn or redeemed under the terms of this Agreement and that were not taken into account in the calculation of Baseline Revenue Run-Rate shall not be taken into account in connection with the determination of Adjusted Assets Under Management for purposes of calculating Closing Date Revenue Run-Rate.

“Advisers Act” means the Investment Advisers Act of 1940, as amended from time to time, and the SEC’s rules and regulations promulgated thereunder.

“Advisory Agreement” means any Contract between Scout and a Client pursuant to which Scout provides Investment Advisory Services.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, that to the extent any Person becomes an Affiliate of another Person following the date of this Agreement, such Persons shall be deemed to be Affiliates for purposes of this Agreement; provided, however, that in no event shall the Trust or any of the Target Funds be deemed “Affiliates” of the Seller or its Affiliates or, following Closing, the Purchaser or any of its Affiliates, nor shall the Purchaser Trust or any of the Eagle Funds be deemed “Affiliates” of the Purchaser, the Seller, or any of their respective Affiliates.

“Affiliated Group” means an affiliated group of corporations as defined in Section 1504 of the Code (or any analogous combined, consolidated, aggregate or unitary group defined under any Law covering Taxes).

“Ancillary Agreements” means the Benefits Side Letter and the Employees Side Letter.

“Assets” means the assets and properties of the Scout Group.

“Baseline Date” means March 31, 2017.

“Baseline Revenue Run-Rate” means $72,208,449.

“Benefits Side Letter” means that certain side letter, dated on or prior to the date hereof, between the Seller and the Purchaser.

“Business” means the business of: (a) providing Investment Advisory Services to Clients; (b) sponsoring, and acting as investment adviser to, the Target Funds; (c) sponsoring, and acting as managing member and investment adviser to, the Private Funds; and (d) marketing and selling investments in mutual funds, other pooled investment vehicles, separately managed accounts and managed account programs; provided, however, that, as the context may require, “Business” also (or instead) shall mean the Purchaser’s conduct of such business (including through the Scout Group) following the Closing Date.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Kansas City, Missouri or New York, New York.

“Business Track Record” means all rights to the investment performance, performance record and financial history of the Business (and the components thereof) since its inception, and all documentation related to such performance and history, including all records prepared or maintained by Scout and its respective Affiliates in order to demonstrate or substantiate such performance and history.

“Canadian Subadvised Fund” means the investment company organized under the Laws of Canada as set forth on Exhibit E attached hereto.

“Cap” means an aggregate amount equal to the product obtained by multiplying: (a) the Purchase Price, by (b) 10%.

“Claims” means any and all claims, actions, suits, litigation, proceedings, investigations, petitions, appeals, demands, notices of noncompliance or violation, or consent orders, decrees, or agreements.

“Client” means any Person to which Scout provides Investment Advisory Services, including: (a) the Target Funds; (b) the Subadvised Funds; (c) the Collective Fund; (d) the Private Funds; (e) the Separately Managed Accounts; and (f) the Model Portfolio Clients.

“Closing Balance Sheet” means a consolidated balance sheet of the Scout Group as of the Closing Date, which is to be prepared as of the close of business on the Business Day immediately prior to the Closing Date, and as adjusted, if at all, pursuant to Section 2.07(d) and Section 2.07(e), all determined in accordance with the methodologies and principles set forth on Exhibit F.

“Closing Date Revenue Run-Rate” means, on an aggregate basis, the Revenue Run-Rate as of the close of business on the Business Day immediately prior to the Closing Date for all Consenting Clients. For the avoidance of doubt, no Revenue Run-Rate in respect of an account of a Client with respect to which such Client is not a Consenting Client shall be included in the calculation of Closing Date Revenue Run-Rate.

“Closing Date Revenue Run-Rate Fee Rates” means the fee rates in respect of the applicable accounts of Consenting Clients in effect after giving effect to the Closing (or, in the case of the Target Funds, after giving effect to the Target Fund Reorganizations in respect thereof); provided, that the Seller and the Purchaser acknowledge and agree that: (a) without the prior written consent of each of the Purchaser and the Seller, no Scout Group Member shall agree, whether by amending any Advisory Agreement, entering into any new or replacement Advisory Agreement, or otherwise, to a fee rate for any such account that, after giving effect to the Closing (or, in the case of the Target Funds, after giving effect to the Target Fund Reorganizations in respect thereof), would be less than (on a gross or net basis) the fee rate for such account as set forth on Schedule 3.12(a) of the Disclosure Schedule as in effect on the date of this Agreement; and (b) without limiting clause (a) above and notwithstanding any contrary provision contained in this Agreement, in the case of the Target Funds, it is the intent of the Seller and the Purchaser that the Closing Date Revenue Run-Rate Fee Rate applicable to any Target Fund shall not be reduced to an amount less than such Closing Date Revenue Run-Rate Fee Rate otherwise would have been but for the occurrence of any Eagle Fund Reorganization relating to such Target Fund, and, accordingly, if the Closing Date Revenue Run-Rate Fee Rate applicable to any Target Fund would be reduced to an amount less than such Closing Date Revenue Run-Rate Fee Rate otherwise would have been but for the occurrence of any of any Eagle Fund Reorganization related to such Target Fund, then, the Closing Date Revenue Run-Rate Fee Rate applicable to such Target Fund shall be calculated without regard to the occurrence of any such Eagle Fund Reorganization and shall not be reduced to an amount less than such Closing Date Revenue Run-Rate Fee Rate otherwise would have been in the absence of any such Eagle Fund Reorganization.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Fund” means Scout Investment Funds, a UCITS organized under the Laws of the Grand-Duchy of Luxembourg.

“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption, or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

“Consenting Clients” means Clients for which the Seller has received Consents (or is deemed to have received Consents): (a) in accordance with Section 5.07, as applicable; and (b) in such other manner as may be agreed in writing by the Seller and the Purchaser; provided that: (i) if a Client has multiple accounts with Scout and provides (or is deemed to have provided) its Consent to certain of those accounts but does not provide (and is not deemed to have provided) its Consent to other of those accounts, then, such Client shall be deemed to be a Consenting Client with respect to those accounts for which it has provided (or is deemed to have provided) its Consent and shall not be deemed to be a Consenting Client with respect to those accounts for which such Client has not provided (and is not deemed to have provided) its Consent; and (ii) notwithstanding anything in this Agreement to the contrary, a Client shall not be a Consenting Client with respect to an account of such Client if, prior to the Closing, such Client: (A) withdraws all, but not less than all, of its Adjusted Assets Under Management with respect to such account; (B) provides written notice to Scout that such Client is terminating, or intends to promptly terminate, such account; or (C) after providing its Consent, withdraws its Consent in writing.

“Continuing Employees” means employees of any Scout Group Member who continue employment with the Scout Group, the Purchaser, or any of their Affiliates after the Closing Date.

“Contracts” means any contract, agreement, instrument, indenture, note, bond, loan, lease, sublease, conditional sale contract, purchase or sales order, mortgage, license, or other enforceable agreement or arrangement to which the applicable Person is a party or by which the applicable Person or any of its assets or properties is bound, whether written or oral.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“D&O Insurance” means run-off directors and officers insurance covering, until the sixth anniversary of the Closing Date, the current and/or former trustees and officers of the Trust from all Liabilities for which such Persons are currently covered by the directors and officers liability insurance policy presently maintained by the Trust.

“Damages” means any damages, losses, Liabilities, Taxes, fines, deductibles, payments or expenses, including interest and penalties with respect thereto, and all reasonable expenses of investigation and reasonable and documented attorneys’ fees and expenses in each case whether involving a Third-Party Claim or a Claim solely between or among the parties hereto or the imposition of fees or excise taxes by a regulatory authority; provided, that “Damages” shall not include any consequential, incidental, indirect, punitive, exemplary, special, speculative, or reasonably unforeseen damages, or any speculative profits, including loss of future revenue, income, or profits, or a multiple of revenue, income, or profits, whether or not the indemnifying person has been advised of the possibility thereof, except: (a) to the extent that any such damages are awarded to a third party in connection with a Third-Party Claim; and (b) that such limitations shall not limit recovery for any direct damages.

“De Minimis Damages” means any single Claim (or series of related Claims) for Damages in an amount that is equal to or less than $25,000. Notwithstanding any contrary provision contained in this Agreement, and for the avoidance of doubt, neither the Seller nor the Purchaser shall be liable for Damages that are De Minimis Damages.

“Defend Trade Secrets Act” means the Defend Trade Secrets Act of 2016, as amended from time to time by Congress.

“Disclosure Schedule” means the Disclosure Schedule delivered by the Seller to the Purchaser in connection with this Agreement (as the same may be updated or supplemented pursuant to Section 5.09).

“E&O Insurance” means run off errors and omissions and private fund insurance covering, until the sixth anniversary of the Closing Date, the Scout Group, the Seller, their respective current and/or former Affiliates and their respective current and/or former Related Persons from all Liabilities for which such Persons and such Liabilities are currently covered by the errors and omissions and private fund insurance presently maintained by Scout.

“Employees Side Letter” has the meaning set forth in the definition of “Retention Arrangements” in this Section 1.01.

“Encumbrance” means any lien, claim, charge, option, encumbrance, mortgage, pledge, security interest, or other restriction of any kind.

“Environmental Law” means any applicable federal, state, local, or foreign Law or other legal requirement relating to human or worker health and safety, pollution, or the protection of the environment or natural resources.

“Equity Interests” means: (a) any shares, interests and/or units, participations and/or other equivalents (however designated) of capital stock of a corporation; and (b) any ownership interests in a Person other than a corporation, including limited liability company interests, membership interests and/or units, partnership interests and/or units, joint venture interests and/or units and beneficial interests and/or units.

“ERISA Affiliate” means, as to any Person, any other Person, whether or not incorporated, which together with such Person would be deemed, at any time within the six-year period ending on the Closing Date, a single employer within the meaning of Section 4001 of ERISA or Section 414(b), (c), (m), or (o) of the Code.

“ERISA Client” means a Client whose assets are or are deemed to be “plan assets” for the purposes of Title I of ERISA or Section 4975 of the Code.

“Fiscal Year” means the period from January 1 through December 31 of each year.

“Fraud” means the common law fraud by the Seller or the Purchaser, as applicable, with respect to the representations made by the Seller or the Purchaser, as applicable, in this Agreement, which, for the avoidance of doubt, shall: (a) include: (i) any misrepresentation made by such Person with the intent to deceive; and/or (ii) any representation made by such Person in reckless disregard of its truth or falsity; and (b) exclude any theory of liability based on any negligence or negligent misrepresentation by such Person.

“Fund” means each of the Target Funds, the Subadvised Funds, the Collective Fund and the Private Funds.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Authority” means any United States or non-United States government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, including the SEC or any other authority, agency, department, board, commission, or instrumentality of the United States, any state of the United States or any political subdivision thereof, or any non-United States jurisdiction, any self-regulatory authority, and any court, tribunal, or arbitrator(s) of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

“Hazardous Material” means any substance, material, or waste as to which liability or standards of conduct are imposed under any Environmental Law, including petroleum and its by-products, asbestos, and toxic mold.

“Indebtedness” means, without duplication: (a) all indebtedness for borrowed money (including accrued interest) or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices); (b) any other indebtedness: (i) that is evidenced by a note, bond, debenture, draft, or similar instrument; or (ii) upon which interest payments are customarily made; (c) all obligations under conditional sale or other title retention agreements relating to property purchased (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business); (d) all obligations for the deferred purchase price of property or services purchased which appear as liabilities on a balance sheet under GAAP; (e) all obligations under financing leases or capital leases (which, for the avoidance of doubt, do not include obligations under operating leases); (f) letters of credit and any similar agreements; (g) any accrued interest, premiums, penalties and other obligations relating to the foregoing; and (h) any guarantee of the foregoing obligations.

“Indemnified Party” means a Seller Indemnified Party or a Purchaser Indemnified Party, as the context requires.

“Indemnifying Party” means the Seller or the Purchaser, as the context requires.

“Independent Accountants” means Ernst & Young or any other public accounting firm selected by mutual agreement of the Seller and the Purchaser which has not within the three Fiscal Years preceding any engagement with respect to this Agreement audited the financial statements of the Seller, the Purchaser, or any of their respective Affiliates.

“Intellectual Property” means: (a) patents, patent applications, patent disclosures, and inventions (whether or not patentable and whether or not reduced to practice), and any reissues, continuations, continuations-in-part, divisions, extensions, or reexaminations thereof; (b) registered and unregistered trademarks, trade names, business names, service marks, trade dress, logos, corporate names and other source indicators, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (c) works of authorship, including copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, and all moral rights; (d) trade secrets and other confidential information (including historical investment performance data, investment models and processes, know-how, specifications, designs, technical data, client lists and business and marketing plans and proposals); (e) domain names, web addresses and websites and social media accounts (including passwords to all Scout Group accounts); (f) computer software and related data and documentation; (g) registrations, applications and renewals for any of the rights in clauses (a) – (f) above; (h) copies and tangible embodiments of the foregoing (in whatever form or medium); (i) income, royalties, damages and payments due or payable (including damages and payments for past or future infringements or other violations thereof); (j) the right to sue and recover for past or future infringements or other violations thereof; and (k) any and all corresponding rights that, now or hereafter, may be secured throughout the world.

“Interim Balance Sheet Date” means February 28, 2017.

“Investment Advisory Services” means investment management and/or advisory services regarding securities and commodities.

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time, and the SEC rules and regulations promulgated thereunder.

“Ireland Subadvised Fund” means the UCITS organized under the Laws of Ireland as set forth on Exhibit E attached hereto.

“IRS” means the Internal Revenue Service of the United States.

“Kansas City Lease” means that certain Lease by and between UMB Bank, N.A. and Scout, dated December 13, 2011, relating to office space located in the building known as the 928 Grand Building located in Kansas City, Missouri.

“Key Employee Agreements” means: (a) the Scout Key Employee Agreements; and (b) those employment agreements set forth on Schedule 1.01 of the Disclosure Schedule.

“Knowledge of the Purchaser” means the actual knowledge of Courtland James, C. Michael Edwards and J. Cooper Abbott, after: (a) reasonable inquiry of those persons who would reasonably be expected to have knowledge of the subject matter in question; or (b) receipt of a written notice by the applicable Person(s) with respect to the matter in question.

“Knowledge of the Seller” means the actual knowledge of Andrew Iseman, Scott Betz, Mark Egan and David McKinney, after: (a) reasonable inquiry of those persons who would reasonably be expected to have knowledge of the subject matter in question; or (b) receipt of a written notice by the applicable Person(s) with respect to the matter in question.

“Law” means any federal, national, supranational, foreign, state, provincial, local, or similar law, statute, ordinance, regulation, rule, code, order, requirement, or rule of law (including common law).

“Liabilities” means any and all debts, liabilities and obligations, whether known or unknown, accrued or fixed, absolute or contingent, direct or indirect, matured or unmatured, or determined or determinable, including those arising under any Law, Claim, or Governmental Order and those arising under any Contract, arrangement, commitment, or undertaking.

“Luxembourg Subadvised Fund” means the UCITS organized under the Laws of Luxembourg as set forth on Exhibit E attached hereto.

“Managed Account Client” means a Client of Scout through such Client’s participation in a Managed Account Program.

“Managed Account Program” means a program sponsored by a Managed Account Sponsor in connection with which Scout provides investment management services to one or more Managed Account Clients pursuant to an Advisory Agreement between Scout and such Managed Account Sponsor (and/or the applicable Managed Account Client, as the case may be).

“Managed Account Sponsor” means any Person that sponsors one or more Managed Account Programs.

“Model Portfolio Clients” means those Clients: (a) for whom Scout manages model portfolio accounts; and/or (b) to whom Scout provides purchase and sale recommendations and security rankings / weightings, but the transactions for which are executed by Persons other than Scout.

“Nonqualified Deferred Compensation Plan” means: (a) the UMB Financial Corporation Deferred Compensation Plan; (b) the Scout LTIP; (c) the UMB Financial Corporation Long Term Incentive Compensation Plan and (d) any other “non-qualified deferred compensation plan” (within the meaning of Section 409A of the Code) maintained by the Seller or Scout or any of its or their Affiliates under which any current or former employee of any Scout Group Member has an outstanding account balance or is or may be otherwise entitled to receive a payment or benefit for any period ending on or before the Closing Date.

“Organizational Document” means, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement, or other constituent or organizational documents of such Person, as amended.

“Permitted Encumbrances” means: (a) Encumbrances for Taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which appropriate reserves have been established on the most recent Financial Statements in accordance with GAAP, if such Encumbrances relate to periods prior to the Interim Balance Sheet Date); (b) mechanics’, carriers’, warehousemen’s, workers’ and other similar Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent; (c) pledges, deposits, or other Encumbrances securing the performance of bids, trade contracts, leases, or statutory obligations (including workers’ compensation, unemployment insurance, social security, or other similar legislation) or which are being contested in good faith by appropriate proceedings (and for which appropriate reserves are established in accordance with GAAP); (d) Encumbrances created by the Purchaser; and (e) other Encumbrances or imperfections on property that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection.

“Person” means any natural person, corporation company, firm, partnership (limited or general), limited liability company, joint venture, association, bank, trust, unincorporated organization, or other entity, whether or not legal entities, or any governmental entity or agency or political subdivision thereof.

“Pre-Closing Tax Period” means: (a) any taxable period ending on or before the Closing Date; and (b) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on (and including) the Closing Date.

“Private Fund Agreement” means, with respect to each Private Fund, the Organizational Documents for such Private Fund, including any applicable side letters.

“Private Funds” means: (a) Columbus Unconstrained Bond Fund, LLC, a Delaware limited liability company; and (b) Columbus Core Plus Bond Fund, LLC, a Delaware limited liability company.

“Purchaser Disclosure Schedule” means the Purchaser Disclosure Schedule delivered by the Purchaser to the Seller in connection with this Agreement.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Existence and Power), 4.02 (Authorization), and 4.06 (Brokers).

“Purchaser Material Adverse Effect” means any event, change, circumstance, fact, or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on: (a) the ability of the Purchaser to consummate the Transaction on a timely basis; or (b) the ability of any Purchaser Fund to consummate the Reorganizations involving such Purchaser Fund as contemplated hereby on a timely basis.

“Purchaser Trust” means the Eagle Series Trust, the Eagle Capital Appreciation Trust and/or the Eagle Growth & Income Trust, each a Massachusetts business trust, and any other trust that is organized as a successor thereto.

“Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Related Person” means, with respect to any Person, any director, manager, partner, trustee, officer, employee, consultant, independent contractor, member, stockholder, agent, or representative of such Person, or any other Person acting on such Person’s behalf (it being acknowledged and agreed that any representation or warranty made by (as applicable): (a) the Seller in Article III with respect to the “Related Persons” of a Person shall be made to the Knowledge of the Seller with respect to the members or stockholders of such Person; and (b) the Purchaser in Article IV with respect to the “Related Persons” of a Person shall be made to the Knowledge of the Purchaser with respect to the members or stockholders of such Person).

“Retention Arrangements” means the arrangements with certain Continuing Employees set forth in a side letter, dated on or prior to the date hereof (the “Employees Side Letter”), between the Seller and the Purchaser.

“Revenue Run-Rate” means, with respect to any account of any Client, as of a specified date, the aggregate annualized: (x) investment advisory, investment management and/or subadvisory fees payable by such Client to Scout; and (y) administrative fees payable by the Target Funds to Scout, as applicable, for such account as of such specified date, determined by multiplying the Adjusted Assets Under Management for such account as of such specified date by the applicable annual fee rate for such account under the applicable Advisory Agreement at such specified date; provided that, for purposes of determining the Closing Date Revenue Run-Rate, such fee rates shall be the Closing Date Revenue Run-Rate Fee Rates; provided, however, that the calculation of Revenue Run-Rate shall only include such revenues to Scout after giving effect to, and taking into account, any: (a) fee waivers, expense limitations, reimbursement obligations, or similar offsets under any Advisory Agreement; (b) performance-based, incentive, or similar fees (including any carried interest or profits interests) under any Advisory Agreement (which are excluded); (c) sales, exit, switching, 12b-1, or similar fees (which are excluded); and (d) subadvisory fees paid by Scout to another Person under any investment advisory agreement (which are excluded) (collectively, clauses (a), (b), (c) and (d) are the “RRR Exclusions”). For the avoidance of doubt, Revenue Run-Rate shall not include any fees payable to Scout under company-owned life insurance products. The calculation of: (a) the applicable annual fee rates; and (b) the applicable RRR Exclusions, used in the Closing Date Revenue Run-Rate shall be made in a manner consistent with the methodologies used for the calculation of: (i) the applicable annual fee rates; and (ii) the applicable RRR Exclusions, used in the Baseline

Revenue Run-Rate. Notwithstanding the foregoing, but subject to the definition of Closing Date Revenue Run-Rate Fee Rates, if, as of any specified date, an investor in a Private Fund is not otherwise a party to an Advisory Agreement with Scout, then, the Revenue Run Rate applicable to such investor shall be based on the fees set forth in any fee letter between such investor and such Private Fund or Scout, as the case may be, as separately set forth on Schedule 3.12(a) of the Disclosure Schedule.

“Scout LTIP” means the Scout Investments Retention and Annual Performance Program.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the SEC’s rules and regulations promulgated thereunder.

“Security Right” means, with respect to the Equity Interests of any Person, any option, warrant, phantom stock, stock appreciation, subscription right, preemptive right, profit participation right, appreciation unit, appreciation right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding, or arrangement of any kind relating to such security, whether issued or unissued, or any other security convertible into or exercisable for or exchangeable for any such security. “Security Right” includes any right relating to the issuance, sale, assignment, transfer, purchase, redemption, conversion, exchange, registration, or voting and includes rights conferred by any Law, any Person’s Organizational Documents, or by Contract.

“Seed Capital” means all of the Equity Interests held by the Seller and its Affiliates in any of the Target Funds.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Existence and Power), Section 3.02 (Authorization), Section 3.05 (Capitalization and Ownership; Subsidiaries), Section 3.07(b) (Indebtedness), the first sentence of Section 3.13 (Business Track Record), Section 3.18 (Taxes) and Section 3.24 (Brokers).

“Seller Material Adverse Effect” means any event, change, circumstance, fact, or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on: (a) the Assets, liabilities, results of operations, or financial condition of the Scout Group; or (b) the ability of the Seller to consummate the Contribution or the Transaction on a timely basis; or (c) the ability of any Target Fund to consummate the Target Fund Reorganization involving such Target Fund as contemplated hereby on a timely basis; provided, that, in the case of clause (a) above, any such effect shall, to the extent resulting from the following, be disregarded in determining whether a Seller Material Adverse Effect has occurred: (i) changes in general economic, market, or financial conditions, whether in the United States or globally, including changes in interest or exchange rates; (ii) changes affecting the financial services industry in general or the investment management industry in particular; (iii) any changes in applicable Law, GAAP, or applicable accounting regulations or standards (or official interpretations thereof) or the introduction of any legislative or regulatory proposals; (iv) a decline in net asset value per share of any of the Target Funds arising out of such Target Fund’s normal investment operations; (v) a decline in net assets managed or advised by Scout as a result of redemptions or withdrawals (it being acknowledged and agreed that the underlying cause(s) of any such decline in net assets may be taken into consideration unless otherwise prohibited by this definition); (vi) the announcement of the Transaction; (vii) any change or effect primarily attributable to: (A) an action: (x) expressly required to be taken pursuant to this Agreement or any Ancillary Agreement that is not an action in the ordinary course of business of the Seller or the Scout Group (as contemplated in Sections 5.01(i) and 5.01(ii) below); or (y) otherwise taken with the prior written consent of the Purchaser; or (B) the Seller’s or the Scout Group’s failure to take an action which is expressly prohibited by the terms of this Agreement and to which the Purchaser, upon receipt of reasonable notice, fails to permit; (viii) any failure, in and of itself, by the Scout Group to meet any internal projections or forecasts or revenue or earnings predictions for any past, current, or future period (it being acknowledged and agreed that the underlying cause(s) of any such failure may be taken into consideration unless otherwise prohibited by this definition); (ix) actions taken outside of this Agreement and the Ancillary Agreements by the Purchaser; and (x) acts of God, calamities, crises, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; except, in the case of clauses (i), (ii), (iii) and (x) above, where any such event, change, circumstance, fact, or occurrence has had or would reasonably be expected to have a disproportionately adverse impact on the Scout Group as compared to other companies that are similarly situated to the Scout Group.

“Seller Special Representations” means the representations and warranties set forth in Section 3.11 (Compliance with Laws; Regulatory Matters), Section 3.12 (Clients, Etc.) and Section 3.17 (Employee Matters).

“Separately Managed Accounts” means the separately managed accounts for high net worth Clients and institutional Clients to which Scout provides Investment Advisory Services, including pursuant to one or more Managed Account Programs.

“Settlement Date” means, as applicable, (a) the date on which the Closing Balance Sheet and the Final Working Capital Adjustment are finally determined pursuant to Section 2.07 and (b) the date on which the Final Closing Date Revenue Run-Rate and the Final Closing Purchase Price Reduction are finally determined pursuant to Section 2.07.

“Special Cap” means an aggregate amount equal to the product obtained by multiplying: (a) the Purchase Price, by (b) 25%.

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subadvised Funds” means: (a) the Canadian Subadvised Fund; (b) the Ireland Subadvised Fund; (c) the Luxembourg Subadvised Fund; and (d) the U.S. Subadvised Funds.

“Subadvised U.S. Registered Funds” means the U.S. Subadvised Funds that are organized as registered investment companies under the Investment Company Act.

“Tax” or “Taxes” means: (a) any and all taxes, fees, levies, assessments, or charges of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed (including through withholding) by any Governmental Authority (including, without limitation, net income, gross income, gross receipts, excise, property, franchise, profits, license, lease, sales, transfer, excise, use, data processing, ad valorem, premium, goods and/or services, value added, net worth, capital stock, capital gains, documentary, filing, recapture, alternative or add on minimum, disability, withholding, estimated, unemployment compensation, insurance, payroll, social security, severance, stamp, customs, duties, and other taxes of any kind whatsoever); (b) any and all liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included, or being required to be included, in any Tax Return related to such group); and (c) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnity any other person, or any successor or transferee liability, in respect of any items described in clause (a) or (b) above.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Third-Party Claim” means any Claim against any Indemnified Party by a third party.

“Transaction Expenses” means, whether accrued for or not, and in each case to the extent not paid prior to the Closing Date: (a) all unpaid legal, financial advisory, investment banking, accounting and other fees and expenses incurred by the Seller, the Scout Group, or any of their Affiliates in connection with the negotiation and consummation of the Transaction; and (b) any unpaid transaction-related bonuses, change of control payments, retention, or similar compensatory payments payable to any Continuing Employee (including the employer portion of any payroll, social security, unemployment, or similar Taxes) as a result of or in connection with the consummation of the Transaction pursuant to any arrangement adopted by Seller, the Scout Group, or any of their Affiliates prior to the Closing (but excluding: (i) any agreement entered into pursuant to this Agreement, including the Scout Key Employee Agreements; (ii) the salary, bonus opportunities (excluding the Retention Arrangements), retirement and welfare benefits, and severance payments payable to any Continuing Employee in connection with, or as a result of, such Continuing Employee’s post-Closing employment with the Purchaser, the Scout Group, or any of their Affiliates; and/or (iii) any other payments triggered by any post-Closing action of, or event resulting from the post-Closing actions or omissions of, the Purchaser, the Scout Group, or any of their Affiliates). For the avoidance of doubt, the term “Transaction Expenses” shall include any and all amounts that are or may otherwise become payable by the Seller or any Scout Group Member in satisfaction of all account balances and any other rights, title and interest of any participant under and/or with respect to the Scout LTIP, the UMB Financial Corporation Deferred Compensation Plan and/or any other Nonqualified Deferred Compensation Plan covering any current or former Scout employees.

“UCITS” means undertakings for collective investment in transferable securities.

“U.S. Subadvised Funds” means those investment companies set forth on Exhibit E attached hereto.

“Working Capital” means the difference between: (a) the Scout Group’s Current Assets; minus (b) the Scout Group’s Current Liabilities, all determined in accordance with the definitions, methodologies and principles set forth on Exhibit F.

“Working Capital Adjustment” means

(i) if the Scout Group’s Working Capital at Closing is less than 95% of the Working Capital Target, an amount equal to the difference (expressed as a negative number) between Scout’s Working Capital at Closing and the Working Capital Target; or

(ii) if the Scout Group’s Working Capital at Closing is between 95% and 105% of the Working Capital Target, an amount equal to $0; or

(iii) if the Scout Group’s Working Capital at Closing is greater than 105% of the Working Capital Target, an amount equal to the difference (expressed as a positive number) between the Scout Group’s Working Capital at Closing and the Working Capital Target.

“Working Capital Target” means an amount equal to $10,000,000.

Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Term	Section
Adjustment Report	Section 2.07(d)
Affiliate Agreement	Section 3.22
Agreement	Preamble
Base Purchase Price	Section 2.02
Closing	Section 2.03
Closing Certificate	Section 2.06(a)
Closing Date	Section 2.03
Closing Purchase Price Reduction	Section 2.06(b)
Competing Business	Section 5.11(a)(i)
Confidentiality Agreement	Section 5.03(a)
Contribution.	Recitals
Controlling Party	Section 6.01
Counsel	Section 10.11
Covered Person	Section 5.15(b)
Eagle Fund Reorganizations	Recitals
Eagle Funds	Recitals
Eagle Funds Plan of Reorganization	Recitals
ERISA	Section 3.17(a)
Estimated Closing Balance Sheet	Section 2.07(a)
Final Closing Date Revenue Run-Rate	Section 2.07(c)
Final Closing Purchase Price Reduction	Section 2.07(c)

Term	Section
Final Working Capital Adjustment	Section 2.07(c)
Financial Statements	Section 3.06
HSR Act	Section 5.06
Implied Consent Clients	Section 5.07(c)(ii)
Interim Financial Statements	Section 3.06
Lease	Section 3.16(b)
Leased Properties	Section 3.16(b)
Leased Property	Section 3.16(b)
Leases	Section 3.16(b)
Lessors	Section 3.16(b)
Licensed Intellectual Property	Section 3.14
Material Contracts	Section 3.19(c)
Multiemployer Plan	Section 3.17(c)
N-14 Registration Statement	Section 5.07(a)(iii)
Negative Consent Notice	Section 5.07(c)
Non-Controlling Party	Section 6.01
Owned Intellectual Property	Section 3.14
Permit	Section 3.10
Plans	Section 3.17(a)
Preliminary Closing Date Revenue Run-Rate	Section 2.06(a)(i)
Preliminary Closing Purchase Price Reduction	Section 2.06(a)(ii)
Preliminary Working Capital Adjustment	Section 2.07(a)
Private Fund Securities	Section 3.05
Private Funds Financial Statement	Section 3.12(f)(vii)
Privileged Communications	Section 10.11
Proxy Statement/Prospectus	Section 5.07(a)(iii)
Purchase Price	Section 2.02
Purchaser	Preamble
Purchaser Fund	Recitals
Purchaser Fund Board Approval	Section 5.07(a)(ii)
Purchaser Funds	Recitals
Purchaser Indemnified Parties	Section 8.02
Purchaser Indemnified Party	Section 8.02
Raymond James	Preamble
Reorganizations	Recitals
Reports	Section 3.12(c)(vi)
Restricted Person	Section 5.11(a)(ii)
Restricted Services	Section 5.11(a)(ii)
Scout	Recitals
Scout Distributors	Recitals
Scout Distributors Interests	Recitals
Scout Filings	Section 3.11(g)
Scout Group	Recitals
Scout Group Member	Recitals
Scout Intellectual Property	Section 3.14

Term	Section
Scout Key Employee Agreements	Recitals
Scout Stock	Recitals
Seller	Preamble
Seller Group	Section 3.18(f)
Seller Indemnified Parties	Section 8.03
Seller Indemnified Party	Section 8.03
Seller Transaction Related Parties	Section 10.11(b)
Specified Contracts	Section 3.07(b)
Target Fund	Recitals
Target Fund Board Approval	Section 5.07(a)(i)
Target Fund Reorganizations	Recitals
Target Fund Shareholder Approval	Section 5.07(a)(i)
Target Funds	Recitals
Target Funds Financial Statements	Section 3.12(c)(viii)
Target Funds Plan of Reorganization	Recitals
Tax Claim	Section 6.01
Tax Election	Section 6.06
Tax Sharing Agreements	Section 3.18(g)
Terminated Leases	Section 3.16(e)
Termination Date	Section 9.01(c)
Third Party Transaction	Section 5.08
Transaction	Section 2.01
Trust	Recitals
WARN	Section 3.17(f)
Year-End Financial Statements	Section 3.06

Section 1.03 Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (i) when a reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement, and each such Exhibit or Schedule shall be deemed to be incorporated into this Agreement by reference; (ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (iii) whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto except as otherwise provided in such certificate or other document; (vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vii) references to a Person are also to its successors and permitted assigns; (viii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; (ix) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; and (x) references from and through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “Law,” “Laws,” or to a particular Law shall be deemed also to include such Laws as such Laws are from time to time amended, modified, or supplemented, including by succession of comparable successor Laws. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein mean United States dollars and all payments hereunder shall be made in United States dollars.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith with counsel sophisticated in investment transactions. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith. Notwithstanding any contrary provision contained in this Agreement, and for the avoidance of doubt, neither the Seller nor any of its Affiliates is making any representation, warranty, covenant, or agreement relating or with respect to the Eagle Fund Reorganizations.

ARTICLE II PURCHASE AND SALE

Section 2.01 Transaction. Upon the terms and subject to the conditions set forth in this Agreement, including Section 2.02, at the Closing, the Seller shall sell, assign, convey, transfer and deliver the Scout Stock to the Purchaser, free and clear of all Encumbrances (except for (a) restrictions or limitations arising pursuant to applicable securities laws or (b) Encumbrances created by the Purchaser), and the Purchaser shall purchase and take delivery of the Scout Stock from the Seller (including the transactions contemplated by this Agreement or any Ancillary Agreement, the “Transaction”).

Section 2.02 Purchase Price. As consideration for the Scout Stock, the Purchaser shall pay to the Seller, at the Closing, an amount equal to $172,500,000 (the “Base Purchase Price”), minus (a) the amount, if any, of any Preliminary Closing Purchase Price Reduction, as calculated by the Seller in the Closing Certificate, plus (b) the amount, if any, of any positive Preliminary Working Capital Adjustment, as calculated by the Seller in accordance with Section 2.07(a), minus (c) the amount, if any, of the absolute value of any negative Preliminary Working Capital Adjustment, as calculated by the Seller in accordance with Section 2.07(a) (the foregoing sum, as may be further adjusted in accordance with the terms of Section 2.07, the “Purchase Price”). The Purchase Price payable at Closing shall be paid by the Purchaser to the Seller in cash by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller at least two Business Days prior to Closing.

Section 2.03 Closing. Subject to the terms and conditions of this Agreement: (a) the closing of the sale and purchase of the Scout Stock contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Stradley Ronon Stevens & Young, LLP, 100 Park Avenue, Suite 2000, New York, NY 10017, or via electronic exchange of documents, as soon as possible, but in no event later than three Business Days after satisfaction or waiver (to the extent permitted by applicable Law) of the conditions precedent to the Closing set forth in Article VII, or at such other place and date as is mutually agreed upon by the Seller and the Purchaser (the “Closing Date”); and (b) the Closing shall occur when all of the deliveries and actions required by this Agreement to be made or taken on or before the Closing Date shall have been made or taken (or waived by the applicable parties hereto). Notwithstanding the foregoing or any contrary provision contained in this Agreement, unless otherwise mutually agreed to in writing by the Seller and the Purchaser: (i) provided that the conditions precedent to the Closing set forth in Article VII have been satisfied or waived (to the extent permitted by applicable Law), the Closing shall take place on the first Business Day of a calendar month; and (ii) the Closing shall occur at 12:00:01 A.M. (Central Time) on the Closing Date.

Section 2.04 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) an original certificate evidencing the Scout Stock, accompanied by a stock power in customary form duly executed in blank;

(b) duly executed counterparts of each Ancillary Agreement to be executed by the Seller after the date hereof;

(c) a duly executed certificate of non-foreign status from the Seller in compliance with Regulations Section 1.1445-2;

(d) a duly executed Form 8023;

(e) a duly executed certificate of the Seller, as required by Section 7.02(c);

(f) other than with respect to any directors of Scout or individual managing members of Scout Distributors who, with the consent of the Purchaser, will continue to serve in such roles following the Closing, resignations by all other directors of Scout and individual managing members of Scout Distributors;

(g) subject to the right of the Seller and its Affiliates to retain copies of such books and records to the extent required for regulatory and/or legal compliance purposes and/or in accordance with their bona fide document retention policies, all books and records relating to each Scout Group Member that are in the possession of Seller and its Affiliates (other than a Scout Group Member); and

(h) such other duly executed documents and certificates as may be: (i) required to be delivered by the Seller pursuant to the terms of this Agreement; or (ii) reasonably requested by the Purchaser prior to the Closing for the purpose of carrying out the intent of this Agreement and the Transaction.

Section 2.05 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a) the payment to the Seller of the Purchase Price in accordance with Section 2.02;

(b) a duly executed counterpart of each Ancillary Agreement to be executed by the Purchaser after the date hereof;

(c) a duly executed certificate of the Purchaser, as required by Section 7.01(c);

(d) a certificate of insurance confirming the effectiveness of the D&O Insurance;

(e) a certificate of insurance confirming the effectiveness of the E&O Insurance; and

(f) such other duly executed documents and certificates as may be: (i) required to be delivered by the Purchaser pursuant to the terms of this Agreement; or (ii) reasonably requested by the Seller prior to the Closing for the purpose of carrying out the intent of this Agreement and the Transaction.

Section 2.06 Purchase Price Adjustment.

(a) Promptly after the close of business on the Business Day immediately prior to the Closing Date, the Seller shall prepare in good faith and deliver to the Purchaser a certificate (the “Closing Certificate”) duly executed by an executive officer of the Seller setting forth the Seller’s calculations of:

(i) Seller’s good faith estimate of the Closing Date Revenue Run-Rate, together with supporting calculations in reasonable detail, which shall include a Client schedule in the form set forth in Schedule 3.12(a) of the Disclosure Schedule (the “Preliminary Closing Date Revenue Run-Rate”);

(ii) Seller’s good faith estimate of the Closing Purchase Price Reduction, if any (the “Preliminary Closing Purchase Price Reduction”); and

(iii) the amount of the Purchase Price payable by the Purchaser to the Seller at the Closing.

(b) If the Preliminary Closing Date Revenue Run-Rate is less than 93% of the Baseline Revenue Run-Rate, then, the Base Purchase Price shall be reduced by an amount (the “Closing Purchase Price Reduction”) equal to the product obtained by multiplying: (i) $2,396,025, by (ii) the amount, rounded to the nearest ten-thousandth, equal to the difference between: (A) 93.0, minus (B) the product obtained by multiplying: (x) 100, by (y) the quotient obtained by dividing: (x) the Preliminary Closing Date Revenue Run-Rate, by (y) the Baseline Revenue Run-Rate; provided, however, that, notwithstanding the foregoing, if the Preliminary Closing Date Revenue Run-Rate is less than 75% of the Baseline Revenue Run-Rate, then, the Closing Purchase Price Reduction shall be an amount equal to the product of: (1) the applicable percentage by which the Preliminary Closing Date Revenue Run-Rate is less than the Baseline Revenue Run-Rate, multiplied by (2) $172,500,000.

Section 2.07 Working Capital Adjustment; Price Adjustment Dispute Resolution.

(a) At least five days prior to the date on which the Closing is scheduled to occur, the Seller shall deliver to the Purchaser: (i) an estimate of the balance sheet of Scout which is to be prepared as of the close of business on the Business Day immediately prior to the Closing Date (the “Estimated Closing Balance Sheet”), accompanied by a certificate duly executed by an executive officer of the Seller specifying that it was prepared in accordance with the provisions of this Section 2.07; and (ii) an estimate of the Seller’s calculation of the Working Capital Adjustment which is to be prepared as of the close of business on the Business Day immediately prior to the Closing Date and shall state both the estimated amount of the Working Capital Adjustment and whether such estimated Working Capital Adjustment is positive or negative (the “Preliminary Working Capital Adjustment”). The Seller’s calculation of the Estimated Closing Balance Sheet and the Preliminary Working Capital Adjustment shall be based upon the books and records of the Scout Group and shall be prepared on a basis consistent with the methodologies and principles set forth on Exhibit F.

(b) In the event that the Preliminary Working Capital Adjustment is negative, the Purchase Price shall be reduced on a dollar-for-dollar basis by the absolute value of the Preliminary Working Capital Adjustment. In the event that the Preliminary Working Capital Adjustment is positive, the Purchase Price shall be increased on a dollar-for-dollar basis by the amount of the Preliminary Working Capital Adjustment.

(c) The Purchaser shall deliver to the Seller within 90 days after the Closing Date: (i) the Closing Balance Sheet; (ii) a calculation of the Working Capital Adjustment determined on the basis of the Closing Balance Sheet (as adjusted, if at all, pursuant to Section 2.07(d) and Section 2.07(e), the “Final Working Capital Adjustment”); and (iii) a calculation of: (A) the Closing Date Revenue Run Rate, together with supporting calculations in reasonable detail, which shall include a Client schedule in the form set forth in Schedule 3.12(a) of the Disclosure Schedule (the “Final Closing Date Revenue Run-Rate”); and (B) the Closing Purchase Price Reduction, determined consistent with the provisions of Section 2.06(b) except that Final Closing Date Revenue Run-Rate shall be used instead of Preliminary Closing Date Revenue Run-Rate (the “Final Closing Purchase Price Reduction”). The Purchaser’s preparation of the Closing Balance Sheet and calculation of the Final Working Capital Adjustment shall be based upon the books and records of the Scout Group and shall be prepared on a basis consistent with the methodologies and principles set forth on Exhibit F.

(d) During the 60-day period following the Seller’s receipt of the items set forth in clause (c) above, the Seller and its representatives shall, during normal business hours, have the right to review and inspect the books, records and other documents (including work papers, accounts, reports, schedules, financial statements and memoranda) of the Purchaser and the Scout Group, in each case pertaining to or used in connection with the Purchaser’s preparation of the Closing Balance Sheet, calculation of the Final Working Capital Adjustment, calculation of the Final Closing Date Revenue Run-Rate and calculation of the Final Closing Purchase Price Reduction, in each case as reasonably requested by the Seller. The Purchaser shall provide the Seller and its representatives reasonable access during normal business hours to the employees and accountants of the Purchaser and/or the Scout Group as reasonably requested by the Seller in connection with such review. The Seller and its representatives shall have the right to perform any other reasonable procedures necessary to verify the accuracy thereof. Within 60 days after the Seller’s receipt of the items set forth in clause (c) above, the Seller shall deliver to the Purchaser either: (i) a written acknowledgment accepting the Purchaser’s Closing Balance Sheet, Final Working Capital Adjustment, Final Closing Date Revenue Run-Rate and Final Closing Purchase Price Reduction; or (ii) a written report setting forth in reasonable detail any proposed adjustments to the Purchaser’s Closing Balance Sheet, Final Working Capital Adjustment, Final Closing Date Revenue Run-Rate and/or Final Closing Purchase Price Reduction (the “Adjustment Report”). If the Seller fails to respond to the Purchaser within such 60-day period, the Seller shall be deemed to have accepted and agreed to the Closing Balance Sheet, the Final Working Capital Adjustment, the Final Closing Date Revenue Run-Rate and the Final Closing Purchase Price Reduction as delivered by the Purchaser. Following the delivery of any Adjustment Report, the Purchaser and the Seller shall cooperate in good faith to attempt to resolve any objections to the Closing Balance Sheet, Final Working Capital Adjustment, Final Closing Date Revenue Run-Rate and/or Final Closing Purchase Price Reduction, including by providing the other party and its representatives with the right to review and reasonably inspect the books, records and other documents (including work papers, accounts, reports, schedules, financial statements and memoranda) pertaining to or used in connection with the Seller’s or the Purchaser’s, as applicable, preparation of the Closing Balance Sheet, calculation of the Final Working Capital Adjustment, calculation of the Final Closing Date Revenue Run-Rate and calculation of the Final Closing Purchase Price Reduction, in each case as reasonably requested by such party.

(e) If the Seller and the Purchaser are unable to resolve any objections to the Closing Balance Sheet, Final Working Capital Adjustment, Final Closing Date Revenue Run-Rate and Final Closing Purchase Price Reduction set forth in the Adjustment Report within 15 days after the Purchaser has received such Adjustment Report, the dispute shall be referred to the Independent Accountants for resolution. The Independent Accountants shall act as an arbitrator and shall make a determination as to each of the items in dispute as set forth in the Adjustment Report, which determination shall be final, conclusive and binding upon each of the parties hereto. The Purchaser and the Seller shall instruct the Independent Accountants that the determination of such matters shall be rendered within 30 days after referral to such Independent Accountants or as soon thereafter as reasonably practicable. In resolving a disputed item, the Independent Accountants may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case as presented to the Independent Accountants. The Seller and the Purchaser shall cooperate with each other and with each other’s authorized representatives in order to resolve any and all matters in dispute under this Section 2.07(e) as soon as practicable. The fees and costs of the Independent Accountants, if one is required, shall be borne by Buyer, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accountants, which proportionate allocation will also be determined by the Independent Accountants.

(f) The parties hereto agree to prepare and deliver all calculations, balance sheets, acknowledgements, reports and adjustments required or permitted under this Section 2.07 in good faith.

(g) Payments based on the Final Working Capital Adjustment shall be made as follows:

(i) If the Final Working Capital Adjustment is less than the Preliminary Working Capital Adjustment, then: (A) the Purchase Price shall be decreased by the amount by which the Preliminary Working Capital Adjustment exceeds the Final Working Capital Adjustment; and (B) the Seller shall pay to the Purchaser an amount equal to such difference.

(ii) If the Final Working Capital Adjustment is greater than the Preliminary Working Capital Adjustment, then: (A) the Purchase Price shall be increased by the amount by which the Final Working Capital Adjustment exceeds the Preliminary Working Capital Adjustment; and (B) the Purchaser shall pay to the Seller an amount equal to such difference.

(iii) Any payment required pursuant to this Section 2.07(g) shall be made: (A) no later than 10 days after the Settlement Date; and (B) by wire transfer of immediately available funds to one or more accounts designated in writing by the party to whom such payment is to be made.

(h) Payments based on the Final Closing Purchase Price Reduction shall be made as follows:

(i) If the Final Closing Purchase Price Reduction is more than the Preliminary Closing Purchase Price Reduction, then: (A) the Purchase Price shall be decreased by the amount by which the Final Closing Purchase Price Reduction exceeds the Preliminary Closing Purchase Price Reduction; and (B) the Seller shall pay to the Purchaser an amount equal to such difference.

(ii) If the Final Closing Purchase Price Reduction is less than the Preliminary Closing Purchase Price Reduction, then: (A) the Purchase Price shall be increased by the amount by which the Preliminary Closing Purchase Price Reduction exceeds the Final Purchase Price Reduction; and (B) the Purchaser shall pay to the Seller an amount equal to such difference.

(iii) Any payment required pursuant to this Section 2.07(h) shall be made: (A) no later than 10 days after the Settlement Date; and (B) by wire transfer of immediately available funds to one or more accounts designated in writing by the party to whom such payment is to be made.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce the Purchaser to enter into this Agreement and consummate the Transaction, the Seller hereby makes to the Purchaser, both as of the date of this Agreement and as of the Closing Date (except with respect to representations and warranties that speak to an earlier specified date, in which case as of such earlier specified date), each of the representations and warranties set forth in this Article III. Such representations and warranties are subject to the qualifications and exceptions set forth in the Disclosure Schedule, and the section number headings in the Disclosure Schedule correspond to the section numbers in this Agreement; provided, however, that: (a) the disclosures made by the Seller in any Schedule of the Disclosure Schedule shall apply (notwithstanding the absence of any express cross-reference) with the same force and effect to each other Schedule of the Disclosure Schedule to which it is reasonably apparent that such disclosures should apply; and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Seller that such item represents a material exception or fact, event, or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Seller Material Adverse Effect. To the extent this Article III refers to information or documents to be delivered by the Seller to the Purchaser, the Seller shall be deemed to have satisfied its obligation if it or any of its representatives has made such information or documents available by posting such information or documents at least three Business Days prior to the date of this Agreement, to the “electronic data room” maintained by the Seller and accessible by the Purchaser for purposes of the Transaction.

Section 3.01 Existence and Power. Each of the Seller, Scout and Scout Distributors: (a) is duly formed or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its formation or organization, as applicable; (b) has the requisite power and authority to own, operate and lease its assets and to carry on its business as currently conducted; and (c) is duly qualified to do business and is in good standing in each jurisdiction where the ownership, operation, or leasing of its assets or the conduct of its business as currently conducted requires such qualification, except for such jurisdictions where the failure to be so qualified would not have a Seller Material Adverse Effect. The Seller has delivered to the Purchaser true and complete copies of the Organizational Documents of Scout and Scout Distributors, each as in effect on the date hereof.

Section 3.02 Authorization. The Seller has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery by the Seller of this Agreement and each Ancillary Agreement to which it is or will be a party, and the performance by it of its obligations hereunder and thereunder, in each instance, as applicable, have been duly authorized by all requisite action on the part of the Seller. This Agreement constitutes, and each other Ancillary Agreement to which the Seller is or will be a party will constitute when executed and delivered, as applicable, a legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally.

Section 3.03 No Conflict. Assuming that all Consents, actions, filings and notifications described in Schedule 3.04 of the Disclosure Schedule have been obtained or made, the execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements to which the Seller is or will be a party, as applicable, do not and will not: (a) violate, conflict with, or result in the breach of the Organizational Documents of the Seller or either Scout Group Member; (b) conflict with or violate any Law or Governmental Order applicable to the Seller or either Scout Group Member; or (c) conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent or other action by, or filing with, or notification to, any third party under, or give to others any rights of termination, amendment, withdrawal, first refusal, first offer, acceleration, suspension, revocation, or cancellation of, any Contract, permit, franchise, or other arrangement to which the Seller or either Scout Group Member is a party or otherwise subject, except, in the case of clauses (b) and (c) as, individually or in the aggregate, would not reasonably be expected to: (i) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the Transaction; or (ii) otherwise be material to the Seller.

Section 3.04 Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller do not and will not require any Consent of, action by, filing with, or notification to, any Governmental Authority or any other Person, except: (a) for the Client Consents described in Schedule 3.12(a) of the Disclosure Schedule, and, as a result of Section 3.12(a)(v), the approvals required in connection with the Target Funds and the Subadvised U.S. Registered Funds; (b) for consents pertaining to Contracts that are not required to be set forth on Schedule 3.19(a) of the Disclosure Schedule pursuant to the last paragraph of Section 3.19(a); and (c) as described in Schedule 3.04 of the Disclosure Schedule.

Section 3.05 Capitalization and Ownership; Subsidiaries.

(a) The authorized capital stock of Scout consists of 50,000 shares of common stock, par value $1.00 per share. There are 50,000 shares of common stock of Scout outstanding, all of which constitute the Scout Stock. The Seller is the sole record and beneficial owner of all of the Scout Stock. The Scout Stock is owned free and clear of any Encumbrances (other than restrictions or limitations arising pursuant to applicable securities laws and except as disclosed on Schedule 3.05(a) of the Disclosure Schedule), is duly authorized and validly issued, fully paid and non-assessable, and constitutes all of the issued and outstanding Equity Interests of Scout. Upon consummation of the Contribution, and as of the Closing, Scout will be the sole record and beneficial owner of all of the Scout Distributors Interests, free and clear of all Encumbrances (except for restrictions or limitations arising pursuant to applicable securities laws). At the Closing, the Seller will transfer and deliver to the Purchaser good, valid and marketable title to the Scout Stock, free and clear of any Encumbrances (except for restrictions or limitations arising pursuant to applicable securities laws).

(b) Other than the Scout Stock and the Scout Distributors Interests, there are no outstanding Equity Interests or Security Rights of Scout or Scout Distributors, respectively. Neither the Seller nor either Scout Group Member has any outstanding obligation to issue or grant, or to repurchase, redeem, or otherwise acquire, any Equity Interests or any Security Rights of either Scout Group Member nor shall any such obligation be created by virtue of the consummation of the Transaction. Other than as contemplated by this Agreement, there are no agreements, arrangements, or commitments to sell or transfer any Scout Stock or Scout Distributors Interests.

(c) Except as set forth on Schedule 3.05(c) of the Disclosure Schedule, no Scout Group Member: (i) has any direct or indirect subsidiaries; or (ii) owns of record or beneficially, directly or indirectly (other than solely as a consequence of controlling or as managing member of any Private Fund), any Equity Interests of any Person, or any interest in a partnership or joint venture of any kind. Other than: (A) serving as the employer entity for certain employees that market investments in mutual funds and separately managed accounts managed or advised by Scout; and (B) serving as the tenant under two leases of office space, Scout Distributors has not conducted any other business prior to the date of this Agreement and prior to the Closing.

(d) Except as described in Schedule 3.05(d) of the Disclosure Schedule, there are no outstanding Equity Interests or Security Rights in the Private Funds (collectively, the “Private Fund Securities”). Except as set forth on Schedule 3.05(d) of the Disclosure Schedule, neither Scout Group Member has any outstanding obligation to issue or grant, or to repurchase, redeem, or otherwise acquire, any Private Fund Securities nor shall any such obligation be created by virtue of the consummation of the Target Funds Reorganizations, the Contribution or the Transaction.

(e) A true and correct schedule of all Seed Capital, in reasonable detail, is set forth in Schedule 3.05(e) of the Disclosure Schedule.

Section 3.06 Financial Information. True, correct and complete copies of: (a) the consolidated unaudited balance sheets of the Scout Group for the Fiscal Years ended December 31, 2016, 2015, 2014 and 2013, and the related unaudited statements of income as of and for the Fiscal Years ended December 31, 2016, 2015, 2014 and 2013 (the “Year-End Financial Statements”); and (b) the consolidated unaudited balance sheet of the Scout Group as of the Interim Balance Sheet Date and the related unaudited statement of income as of and for the fiscal period ended on the Interim Balance Sheet Date (the “Interim Financial Statements,” and together with the Year-End Financial Statements, the “Financial Statements”), have been delivered to the Purchaser by the Seller. The Financial Statements: (i) were prepared in accordance with the books of account and other financial records of the Scout Group (which books of account and other financial records are correct and complete in all material respects); (ii) present fairly in all material respects the financial condition and results of operations of the Scout Group as of the dates thereof or for the periods covered thereby; and (iii) were prepared in accordance with GAAP (subject, in the case of the Interim Financial Statements, to the absence of notes and normal recurring year-end adjustments, the effect of which are not expected to be, individually or in the aggregate, material). Since the Interim Balance Sheet Date, there has been no Seller Material Adverse Effect.

Section 3.07 Absence of Undisclosed Liabilities; Indebtedness.

(a) There are no Liabilities of either Scout Group Member of a nature required by GAAP to be reflected, reserved against, or disclosed in the Financial Statements, other than Liabilities: (i) reflected, reserved against, or disclosed in the Interim Financial Statements (to the extent so reflected, reserved against or disclosed therein); (ii) set forth on Schedule 3.07 of the Disclosure Schedule; or (iii) incurred since the Interim Balance Sheet Date in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to be material to the Scout Group.

(b) Except as set forth on Schedule 3.07 of the Disclosure Schedule, the Scout Group has no Indebtedness. All Contracts, including terminated Contracts, relating to distribution, marketing, or selling between either Scout Group Member and the counterparty set forth on Schedule 3.07(b) of the Disclosure Schedule (the “Specified Contracts”) are set forth on such schedule, and each such Contract has been terminated and no Scout Group Member has any Liability in respect of such counterparty. Other than the Contracts listed on Schedule 5.25 of the Disclosure Schedule, no Scout Group Member has any Contract with, or other Liability in respect of, the counterparty to such Contracts listed on Schedule 5.25 of the Disclosure Schedule.

Section 3.08 Conduct in the Ordinary Course. Except as set forth on Schedule 3.08 of the Disclosure Schedule, since the Interim Balance Sheet Date, the Scout Group has conducted its Business in the ordinary course and has not taken any action that would, if it were to occur after the date hereof, require the consent of the Purchaser under Section 5.01 of this Agreement.

Section 3.09 Litigation. There is not, and has not been at any time during the past five years, any material Claim pending, or, to the Knowledge of the Seller, threatened, against: (a) the Seller with respect to the Scout Group; or (b) either Scout Group Member. There is no Claim by either Scout Group Member currently pending.

Section 3.10 Permits. The Scout Group owns, holds, possesses, or lawfully uses all licenses, permits, authorizations and approvals issued by any Governmental Authority (each, a “Permit”) which are materially necessary for it to conduct the Business as now conducted or for the ownership and use of its assets and properties, free and clear of all Encumbrances.

Section 3.11 Compliance with Laws; Regulatory Matters.

(a) Scout is registered as an investment adviser under the Advisers Act and has filed a registration statement on Form ADV. The information contained in such Form ADV was correct and complete in all material respects as of the time of filing and, except as indicated on any subsequent form or report filed with the SEC, continues to be correct and complete in all material respects. Scout is, and at all times required by Law has been, duly registered, licensed, or qualified as an investment adviser in each state or other jurisdiction where the conduct of its Business required such registration, licensing, or qualification, except for such states or other jurisdictions where the failure to be so registered, licensed, or qualified would not have a Seller Material Adverse Effect. Except for such registration and the registrations set forth on Schedule 3.11(a) of the Disclosure Schedule, neither Scout Group Member nor any of their respective Related Persons is, or is required to be, registered or appointed as an investment adviser, investment manager, investment adviser representative, solicitor, broker-dealer, broker-dealer agent, commodity pool operator, commodity trading adviser, registered representative, sales person, transfer agent, bank, thrift, trust company, insurance company or insurance broker with any Governmental Authority (for such Related Persons, in connection with the services performed by such Person in respect, or on behalf of, the Scout Group or any of their Affiliates). Each Related Person of a Scout Group Member who is required to be registered or licensed as a Related Person of an investment adviser or an “investment adviser representative” (as such term is defined by the Advisers Act), investment manager or director of a fund board of directors or registered representative of a broker-dealer in connection with the Business is duly registered and/or licensed and such registration is in full force and effect.

(b) Except as disclosed on Schedule 3.11(b) of the Disclosure Schedule, each Scout Group Member is operating and in the past five years has operated in material compliance with all applicable Laws, and has not received any written notice, deficiency letter, or other written communication in respect of any actual or alleged violation of applicable Laws. To Seller’s Knowledge, no Scout Group Member is under investigation by any Governmental Authority with regard to its compliance with the rules, regulations, or standards of conduct of any Governmental Authority. The Seller is not a party or subject to any Governmental Order relating to the Business, and no Scout Group Member is a party or subject to any Governmental Order.

(c) Except as set forth on Schedule 3.11(c) of the Disclosure Schedule, there have not been any exemptive orders, “no-action” letters, or similar exemptions or regulatory relief obtained by or with respect to the Scout Group, or, to the Knowledge of the Seller, the Funds, nor are any requests therefor pending.

(d) The Scout Group has adopted and implemented all formal codes of ethics, insider trading policies, personal trading policies, policies relating to allocations of initial public offerings, written supervisory procedures, written compliance policies, anti-money laundering policies, policies relating to sanctions laws and compliance, and other policies that are required under the Advisers Act and the Federal Securities Laws (as defined in the Investment Company Act). Such codes, policies and procedures comply in all material respects with applicable Law. Since January 1, 2012 there have been no material violations of such codes, policies or procedures. Scout has conducted an annual compliance review as required by Rule 206(4)-7 of the Advisers Act, and no such annual review has identified any material violation or weakness in their respective compliance policies or control environments.

(e) Neither Scout Group Member nor, to the Knowledge of the Seller, any “affiliated persons” (as defined in Section 2(a)(3) of the Investment Company Act) of either Scout Group Member is ineligible under Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to an investment company registered under the Investment Company Act. Neither Scout Group Member nor, to the Knowledge of the Seller, any “person associated with an investment adviser” (as defined in the Advisers Act and applied to the Scout Group) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, or pursuant to Rule 204-3 under the Advisers Act to serve as a solicitor, and has not been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. Neither Scout Group Member nor, to the Knowledge of the Seller, any “person associated with” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) either Scout Group Member is ineligible to serve as a broker-dealer or associated person of a broker-dealer under the Exchange Act, is subject to a “statutory disqualification” as defined in the Exchange Act, or is subject to a disqualification as it relates to the Business. There is no Claim pending or, to the Knowledge of the Seller, threatened, that would result in the Scout Group (or, to the Knowledge of the Seller, any “affiliated person” of, or “associated person” of, the Scout Group) becoming ineligible to serve in such positions or capacity or requiring disclosure to the Clients of the Scout Group.

(f) Discipline against Management. To the Knowledge of the Seller, no director, manager, trustee, managing director, officer, or employee of either Scout Group Member is, or at any time during the past five years has been: (i) obligated to make any disclosure under Rule 506(d) of Regulation D of the Securities Act; or (ii) (A) subject to any cease and desist, censure or other disciplinary or similar order issued by; (B) a party to any written Contract, consent agreement, memorandum of understanding, or disciplinary agreement with; (C) a party to any commitment letter or similar undertaking to; (D) subject to any order or directive by; or (E) a recipient of any supervisory letter from, any Governmental Authority, in each case, in respect of the investment management or other financial services business.

(g) Filings with Governmental Authorities. Each Scout Group Member has filed all material notices of any claim of exemption, registrations, reports, financial statements, sales literature, statements, notices and other material filings (including Forms ADV and Forms PF) relating to such Scout Group Member or any Fund required to be filed by it with any Governmental Authority, including all amendments or supplements to any of the above (the “Scout Filings”) for the past five years. Such Scout Filings were timely filed, were accurate and complete in all material respects, and complied in all material respects with the requirements of applicable Law.

(h) Anti-Bribery; Corrupt Practices. None of the Scout Group, nor to the Knowledge of the Seller, any of its Related Persons while acting for or on behalf of either Scout Group Member, has in the past five years: (i) used any funds for contributions, gifts, entertainment, or other payments related to political activity; or (ii) made any payment to any government official, in each case in violation of the United States Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act of 2010 or any similar Law.

(i) Sanctions. None of the Scout Group, nor to the Knowledge of the Seller, any of its Related Persons while acting for or on behalf of any Scout Group Member or any Client or investor in any Fund, has in the past five years engaged in transactions or other dealings with or involving any country or Person in violation of applicable sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the Member States of the European Union, or other applicable sanctions authority, except as permitted under applicable Laws.

Section 3.12 Clients; Etc.

(a) Clients. Schedule 3.12(a) of the Disclosure Schedule sets forth, as of the Baseline Date, a true and complete list of each Client of Scout, and, for each such Client as of the Baseline Date:

(i) such Client’s name, together with a list of each account maintained for such Client;

(ii) whether Scout provides Investment Advisory Services to such Client as an adviser or as a sub-adviser;

(iii) whether such Client is a Target Fund, Subadvised Fund, Collective Fund, Private Fund, Separately Managed Account or Model Portfolio Client;

(iv) whether such Client is an ERISA Client;

(v) except with respect to the Target Funds and the Subadvised U.S. Registered Funds, the manner of consent required to be made or obtained, or other action required to be taken, by Scout in each case so that the Advisory Agreement or a new Advisory Agreement in substantially the form of the applicable Advisory Agreement in effect as of the date hereof, will be in full force and effect between Scout and such Client as of immediately following the Closing;

(vi) the amount of the Adjusted Assets Under Management for such Client, on both an account-by-account basis and in the aggregate for all accounts, based on the fair market value of assets calculated as of 4:00 p.m. New York City time as of the Baseline Date in accordance with applicable Laws and the terms of the applicable Advisory Agreement;

(vii) the fee rate of such Client (both the contractual rate and the net effective rate); and

(viii) (A) the Revenue Run-Rate for such Client; and (B) the aggregate Revenue Run-Rate for all such Clients.

(b) Advisory Agreements.

(i) Except: for the Clients set forth on Schedule 3.12(a) of the Disclosure Schedule, no Scout Group Member: (A) is a party to any Advisory Agreement with; (B) provides Investment Advisory Services to; or (C) receives any advisory, sub-advisory, or performance fee, or any other profit participation, equity return, or other income from, any Person. Except as set forth on Schedule 3.12(b)(i) of the Disclosure Schedule, no controversy, disagreement, or dispute exists or, to the Knowledge of the Seller, is threatened, by or between any Scout Group Member and any Client. The Seller has delivered to the Purchaser true and complete copies of each Advisory Agreement as in effect as of the date of this Agreement.

(ii) Except as set forth on Schedule 3.12(b)(ii) of the Disclosure Schedule, each Advisory Agreement is valid, binding and enforceable on Scout and, to the Knowledge of the Seller, the Client party thereto, and is in full force and effect, and neither Scout nor, to the Knowledge of the Seller, any Client party thereto, is or at any time during the past three years has been in default or breach in any material respect under the terms of any such Advisory Agreement nor has any event occurred with respect to Scout nor, to the Knowledge of the Seller, any Client party thereto that, with notice or lapse of time, or both, would constitute a material default or breach of any such Advisory Agreement. Scout and, to the Knowledge of the Seller, each Client, is and at all times during the past three years has been in compliance in all material respects with the terms of each Advisory Agreement to which it is a party. Scout is and at all times during the past three years has been in compliance with all provisions commonly referred to as “most favored nation” provisions, commitments and obligations in respect of each Client. Scout is and at all times has been in compliance with all provisions commonly referred to as “most favored nation” provisions, commitments and obligations in respect of the Client whose Advisory Agreement is denoted with a “+” on Schedule 3.19(b)(iv) of the Disclosure Schedule.

(iii) No Client (or investor or trustee thereof) has given written notice to Scout of its intention to: (A) terminate any of its accounts or materially reduce its relationship with Scout; (B) initiate a search for a replacement investment adviser; (C) reduce the fee schedule or rates under any of its Advisory Agreements; or (D) withdraw more than a material amount of the assets under management from any of its accounts.

(c) Target Funds.

(i) Each of the Target Funds represents a series of the Trust. The Trust was duly established and is validly existing and in good standing in the State of Delaware and has all requisite power and authority to conduct its business in the manner currently conducted. The Trust is and has been, since its inception, engaged solely in the business of an investment company and is a duly registered investment company under the Investment Company Act. To the Knowledge of the Seller, all Equity Interests of each Target Fund issued and currently outstanding: (A) have been issued and sold by such Target Fund in compliance in all material respects with applicable Law; (B) are and were qualified in all material respects for public offering and sale by such Target Fund in each jurisdiction where offers are made to the extent required under applicable Law; and (C) have been duly authorized and are validly issued, fully paid and non-assessable. The books and records of the Trust reflecting, among other things, the purchase and sale of the Equity Interests of the Target Funds by their shareholders, the number of issued and outstanding Equity Interests owned by each shareholder and the state or other jurisdiction in which such Equity Interests were offered and sold, are complete and accurate in all material respects.

(ii) Scout has performed its Investment Advisory Services with respect to the Target Funds in compliance with the Advisory Agreement for the Target Funds and applicable Law, in each case in all material respects.

(iii) Scout’s Advisory Agreement with the Target Funds was duly approved in accordance with the Investment Company Act.

(iv) To the Knowledge of the Seller, each Target Fund is operating and within the past five years has operated in compliance with all applicable Laws in all material respects.

(v) The Target Funds have adopted and implemented a compliance program that complies in all material respects with the requirements of Rule 38a-l under the Investment Company Act.

(vi) To the Knowledge of the Seller, there is no material Claim pending or threatened against any Target Fund, and there are no consent decrees or similar arrangements with a Governmental Authority or other Person by, or relating to, any such Target Fund that are still in effect, or were in effect within the past five years.

(vii) To the Knowledge of the Seller, during the past five years, each Target Fund has timely filed all summary prospectuses, key investor information documents, prospectuses, financial statements, long form reports, other forms, reports, sales literature and advertising, and any other documents required to be filed with any applicable Governmental Authority (“Reports”), except where the failure to timely file a Report would not reasonably be expected to have a Seller Material Adverse Effect.

(viii) True, correct and complete copies of the audited financial statements of the Target Funds as of June 30, 2016 have been delivered to the Purchaser by the Seller (the “Target Funds Financial Statements”). The Target Funds Financial Statements: (A) were prepared in accordance with the books of account and other financial records of the Target Funds; (B) present fairly in all material respects the financial condition and results of operations of the Target Funds as of the dates thereof or for the periods covered thereby; and (C) were prepared in accordance with GAAP.

(d) Subadvised Funds.

(i) Scout has performed its investment management and/or advisory services with respect to each Subadvised Fund in compliance with the applicable Advisory Agreement for such Subadvised Fund and applicable Law, in each case in all material respects.

(ii) Scout’s Advisory Agreement with each Subadvised Fund was duly approved in accordance with the Investment Company Act (or, in the case of the Canadian Subadvised Fund, the Ireland Subadvised Fund and the Luxembourg Subadvised Fund, the equivalent Law applicable to each such Subadvised Fund).

(iii) Other than the applicable Advisory Agreement, there are no material Contracts between: (A) the Scout Group and any of the Subadvised Funds; and/or (B) the Scout Group and the management company of any of the Subadvised Funds or any Affiliate of such management company.

(iv) Each Subadvised U.S. Registered Fund has obtained exemptive relief that would permit the board of trustees of such Subadvised U.S. Registered Fund to enter into a replacement Advisory Agreement with Scout in connection with the Transaction without the need to seek any approvals from the investors in such fund.

(e) Collective Fund.

(i) The Collective Fund was duly established, is validly existing and, to the extent such concept is relevant in the applicable jurisdiction, in good standing under the Laws of its jurisdiction of organization, and has all requisite power and authority to conduct its business in the manner currently conducted. The Collective Fund was organized under the Laws of the Grand-Duchy of Luxembourg as a société d’investissement à capital variable governed by Part I of the Luxembourg Law of 17

December 2010, and qualifies as an Undertaking for Collective Investment in Transferable Securities (UCITS) under applicable Law. All Equity Interests of the Collective Fund issued and currently outstanding (A) have been issued and sold by the Collective Fund in compliance in all material respects with applicable Law; and (B) have been duly authorized. The books and records of the Collective Fund, reflecting, among other things, the purchase and sale of the Equity Interests of the Collective Fund by its shareholders, the number of issued and outstanding Equity Interests owned by each shareholder and the state or other jurisdiction in which such Equity Interests were offered and sold, are complete and accurate in all material respects.

(ii) Scout has performed its investment management and/or advisory services with respect to the Collective Fund in compliance with the Advisory Agreement for the Collective Fund and applicable Law, in each case in all material respects.

(iii) Scout’s Advisory Agreement with the Collective Fund was duly approved to the extent required under the Luxembourg Law of 17 December 2010.

(iv) To the Knowledge of the Seller, there is no material Claim pending or threatened against the Collective Fund, and there are no consent decrees or similar arrangements with a Governmental Authority or other Person by, or relating to, Scout or the Collective Fund that are still in effect, or were in effect within the past five years.

(v) To the Knowledge of the Seller, the Collective Fund is operating and within the past five years has operated in compliance with all applicable Laws in all material respects.

(vi) To the Knowledge of the Seller, during the past five years, the Collective Fund has timely filed all Reports, except where the failure to timely file a Report would not reasonably be expected to have a Seller Material Adverse Effect.

(vii) The only sub-fund of the Collective Fund is the Scout Unconstrained Bond Fund.

(viii) Other than: (A) the applicable Advisory Agreement; and (B) as set forth on Schedule 3.12(e)(viii) of the Disclosure Schedule, there are no material Contracts between: (x) the Scout Group and the Collective Fund; and/or (y) the Scout Group and the management company of the Collective Fund or any Affiliate of such management company.

(f) Private Funds.

(i) Each Private Fund is a limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation, and has all requisite power and authority to conduct its business in the manner currently conducted. The Seller has delivered to the Purchaser true and complete copies of each Private Fund Agreement as in effect as of the date of this Agreement.

(ii) None of the Private Funds is, or has been required to be, registered as an investment company, unit trust, collective investment scheme, or similar entity under the Investment Company Act or any similar applicable Law.

(iii) All of the outstanding Equity Interests of each Private Fund (as applicable) are duly authorized and validly issued, and none of such Equity Interests have been issued in material violation of any applicable Laws, the applicable Private Fund Agreement, or the private placement memorandum or other offering documents related to such Private Fund. The books and records of each Private Fund, reflecting, among other things, the purchase and sale of the Equity Interests of such Private Fund by its investors, the number of issued and outstanding (or the percentage of) Equity Interests owned by each investor and the state or other jurisdiction in which such Equity Interests were offered and sold, are complete and accurate in all material respects.

(iv) Scout has performed its services as manager with respect to each Private Fund in compliance with the applicable Private Fund Agreement for such Private Fund and applicable Law, in each case in all material respects. To the Knowledge of the Seller, each Private Fund is operating and within the past five years has operated in compliance with the applicable Private Fund Agreement for such Private Fund and all applicable Laws in all material respects.

(v) There is no material Claim pending, or, to the Knowledge of the Seller, threatened, against Scout relating to Scout’s performance as manager with respect to any Private Fund.

(vi) To the Knowledge of the Seller, there is no Claim pending or threatened against any Private Fund, and there are no consent decrees or similar arrangements with a Governmental Authority or other Person by, or relating to, Scout or any such Private Fund that are still in effect, or were in effect within the past five years.

(vii) The private placement memorandum or other offering documents relating to each Private Fund are accurate and complete in all material respects, and comply in all material respects with the requirements of applicable Law.

(viii) True, correct and complete copies of the audited financial statements of each Private Fund as of December 31, 2016 have been delivered to the Purchaser by the Seller (each hereinafter referred to as a “Private Funds Financial Statement”). Each Private Funds Financial Statement: (A) was prepared in accordance with the books of account and other financial records of the related Private Fund; (B) presents fairly in all material respects the financial condition and results of operations of the related Private Fund as of the dates thereof or for the periods covered thereby; and (C) was prepared in accordance with GAAP.

(g) Managed Account Clients.

(i) The Seller has delivered to the Purchaser true and complete copies of all Contracts relating to the Managed Account Clients as in effect as of the date of this Agreement.

(ii) To the Knowledge of the Seller, no Managed Account Sponsor or Managed Account Client has indicated that it will not Consent (to the extent Consent is required) to the Transaction.

(iii) With respect to each Advisory Agreement between Scout and a Managed Account Sponsor and/or a Managed Account Client, Scout has performed its investment management services in compliance with: (A) the investment objectives, policies and restrictions set forth in such Advisory Agreement; and (B) applicable Law (including Rule 3a-4 under the Investment Company Act), in each case, in all material respects.

(h) ERISA Clients. With respect to each ERISA Client, Scout has complied in all material respects with the provision of applicable Law, including, without limitation, Title I of ERISA and Section 4975 of the Code.

Section 3.13 Business Track Record. Scout exclusively owns, maintains and has taken commercially reasonable actions necessary for the continued use of the Business Track Record. The Business Track Record is accurate and complete in all material respects and has been prepared, and, when used, presented, in accordance with the Global Investment Performance Standards in all material respects. All of the investment decision makers responsible for the investment performance reflected in the Business Track Record are existing or former employees of Scout.

Section 3.14 Intellectual Property.

(a) All material Intellectual Property used in the operation of the Business, including all the names used by either Scout Group Member in the conduct of the Business (the “Scout Intellectual Property”), is either owned by Scout (the “Owned Intellectual Property”) or is used by Scout pursuant to a valid license Contract (the “Licensed Intellectual Property”).

(b) Schedule 3.14(b)-1 of the Disclosure Schedule sets forth a true and complete list of all registered and unregistered Owned Intellectual Property that is material to, or otherwise necessary for, the conduct of the Business or the operations of the Scout Group. Except as set forth on Schedule 3.14(b)-2 of the Disclosure Schedule, Scout owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances, and the consummation of the Transaction will not adversely affect the Scout Group’s right to own or use any such Owned Intellectual Property. To the Knowledge of the Seller, the Scout Group has not permitted (including but not limited to actions by its employees and contractors) Scout’s rights in any Owned Intellectual Property to enter into the public domain or otherwise to become publicly available. With respect to the items set forth on Schedule 3.14(b)-2 of the Disclosure Schedule, the Seller owns and possesses all right, title and interest in and to such Intellectual Property, free and clear of all Encumbrances, and the consummation of the Transaction will not adversely affect the right of the Seller (or, following the consummation of the actions set forth in Section 5.22, the Scout Group) to own or use any such Owned Intellectual Property. To the Knowledge of the Seller, the Seller has not permitted (including through actions by its employees and contractors, Related Persons or Affiliates) the Seller’s rights in any such Owned Intellectual Property to enter into the public domain or otherwise to become publicly available.

(c) Schedule 3.14(c)-1 of the Disclosure Schedule sets forth a true and complete list of all Contracts pursuant to which either Scout Group Member uses any Licensed Intellectual Property (other than off the shelf shrink wrap, click through, or similar licenses for commercially available software). Except as set forth on Schedule 3.14(c)-2 of the Disclosure Schedule, none of the Seller, either Scout Group Member or any of their Affiliates has granted to a third party any right in or to any Owned Intellectual Property.

(d) To the Knowledge of the Seller, the Scout Group’s use of the Owned Intellectual Property and the conduct of the Business does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person, and there is no Claim pending or, to the Knowledge of the Seller, threatened, alleging any such infringement or violation or challenging any of the Scout Group’s rights in or to any Scout Intellectual Property and, to the Knowledge of the Seller, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Claim. To the Knowledge of the Seller: (i) no Person is infringing or otherwise violating any Owned Intellectual Property or any rights of the Scout Group in any Licensed Intellectual Property; and (ii) no Person other than a Scout Group Member has any rights to or is using any Intellectual Property relating to the name set forth on Schedule 3.14(d) of the Disclosure Schedule (other than the Seller’s current use of such Intellectual Property prior to the Closing as the parent of Scout).

(e) To the Knowledge of the Seller, neither the software owned or used by the Scout Group or any Scout Intellectual Property will contain, nor will the consummation of the Transaction result in the introduction into any Purchaser system, any code, device, criteria, mechanism or function which may be used to restrict, disable, damage, destroy or otherwise shut down, or alter the functionality of, specifications for, or access to, all or any portion of the software owned or used by the Scout Group, Purchaser or any of its Affiliates or any Scout Intellectual Property.

(f) The Scout Group has taken commercially reasonable measures to protect the confidentiality of the Scout Group’s trade secrets, including but not limited to compliance with the Defend Trade Secrets Act and the employee notification described therein.

(g) To the Knowledge of the Seller, no current or former Related Person of the Scout Group or the Seller (or any of their predecessors in-interest) will, after giving effect to the Transaction, own or retain any rights to own or use any Owned Intellectual Property, software or databases owned by the Scout Group at Closing.

Section 3.15 Insurance. The Seller has delivered to the Purchaser true and complete copies of each insurance policy and bond covering the Scout Group or its assets, properties, or employees, as set forth on Schedule 3.15 of the Disclosure Schedule. Such policies and bonds are in full force and effect (except for insurance policies that have expired under their terms in the ordinary course), all premiums due and payable thereon have been paid and neither Scout Group Member is in material breach or in default under any such insurance policies. The Scout Group has not received written notice from any insurer or agent of any intent to cancel any such insurance policy or bond, or materially increase premiums with respect to any such insurance policy or bond. There is no Claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. The Scout Group has maintained insurance coverage under such policies (or policies providing substantially similar coverage) and bonds continuously for the past five years.

Section 3.16 Properties and Assets.

(a) Except for Assets disposed of in the ordinary course of business since the Interim Balance Sheet Date, Scout owns good and valid title to, or holds pursuant to valid and enforceable leases of, all of the personal property shown to be owned or leased by it on the Interim Financial Statements, in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) Schedule 3.16(b) of the Disclosure Schedule sets forth a true and complete list of all leasing, sublease, license, or other occupancy agreements for the use or occupancy of real property to which each Scout Group Member is a party (each, a “Lease” and, collectively, the “Leases”) and/or an address or description of the real property demised under each of the Leases, each, a “Leased Property” and collectively the “Leased Properties”). Such Scout Group Member has a good and valid leasehold interest in each Leased Property subject only to the terms and conditions of the applicable Lease and to any Permitted Encumbrances. Except as set forth in Schedule 3.16(b) of the Disclosure Schedule, no Scout Group Member has granted to any Person, whether by sublease or otherwise, the right to use or occupy any Leased Property or any portion thereof. All Leases are in full force and effect and are binding and enforceable against the applicable Scout Group Member and, to the Knowledge of the Seller, against the respective third party lessors, sublessors, licensors, and other parties to such Leases (collectively, “Lessors”), except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar legal requirements affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Correct and complete copies of all such Leases, as restated, supplemented, amended or modified through the date hereof, have been made available to Purchaser. The Scout Group does not own, and has not owned during the past five years, any real property.

(c) With respect to the Leases: (i) no Scout Group Member: (A) is in default of any covenant or agreement to pay rent or additional rent thereunder; and (B) has received any written notice, and otherwise has no Knowledge of, any other default by either Scout Group Member in any material respect under any of the other terms of the Leases; (ii) to the Knowledge of the Seller, no Lessor is in default in any material respect under any of the terms of the Leases; and (iii) to the Knowledge of the Seller, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default by either Scout Group Member, or permit the termination or modification of, or acceleration of rent under, any Lease. To the Knowledge of the Seller, the present use of the Leased Properties is in substantial conformity with all applicable legal requirements, and neither Scout Group Member nor the Seller has received any written notice of any violation or alleged violation thereof.

(d) No security deposit or portion thereof deposited with respect any Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full.

(e)(i) Other than the Leases, all leases, subleases, licenses, and other use and occupancy agreements for real property in which the Scout Group Members were a party or had any right or interest (collectively, the “Terminated Leases”) have expired or been terminated; (ii) all rents and other sums due and payable by either Scout Group Member in connection with the Terminated Leases have been paid in full; and (iii) all obligations imposed on Scout or the Seller in connection with any Terminated Leases have been fully satisfied and neither any Scout Group Member nor the Seller have any remaining Liability in connection with the Terminated Leases.

(f) The Scout Group is in occupancy of all of the Leased Properties and no Person other than the Scout Group has the right to use or occupy any portion of the Leased Property other than Scout. The Leases constitute all of the real property used, occupied or operated by the Scout Group.

Section 3.17 Employee Matters.

(a) Plans and Documents. Schedule 3.17(a) of the Disclosure Schedule sets forth a correct and complete of: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); and (ii) all bonus, stock option, stock purchase, restricted stock, phantom stock or other equity-based compensation, incentive, profit sharing, savings, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, executive compensation, employee tax gross up, salary continuation, flexible benefit, vacation, sick leave, other paid time off, disability, death benefit, group insurance, hospitalization, medical, dental, life, employee loan, educational assistance or fringe benefit, or other benefit plans, programs, or arrangements, and all employment, termination, severance, change-in-control, retention, deferred compensation and director and employee indemnification and other contracts or agreements providing compensation or benefits, whether formal or informal, oral or written, or subject to ERISA, to which the either Scout Group Member or any ERISA Affiliate thereof is a party, with respect to which either Scout Group Member or any ERISA Affiliate thereof has any obligation or which are maintained, contributed to, or sponsored by either Scout Group Member or any ERISA Affiliate thereof with or for the benefit of any current or former manager, director, officer, employee, consultant, or independent contractor of either Scout Group Member, or under which either Scout Group Member, has or may have any Liability (collectively, the “Plans”). With respect to each Plan, the Seller has delivered to the Purchaser a true and complete copy of each Plan that is in writing (and a summary of each non-written plan) and, as applicable, copies of: (A) the most recent summary plan description and any summary of material modifications thereof; (B) the most recent IRS determination or opinion letter; and (C) the most recent discrimination test results.

(b) Compliance. Each Plan: (i) operates in all material respects in compliance with the requirements of all applicable Laws and governmental orders, including ERISA and the Code; and (ii) is administered, operated and managed in accordance with its governing documents in all material respects, and the Closing will not result in any default thereunder, including after the giving of notice, lapse of time, or both. No Claim is pending or, to the Knowledge of the Seller, threatened with respect to any Plan (other than claims for benefits in the ordinary course) or any fiduciaries thereof with respect to any Plan. All material contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All contributions, premiums or payments required to be made by either Scout Group Member under or with respect to any Plan for any period ending on or before the Closing Date that are not yet due or required to be made have been properly accrued on the Interim Financial Statements, and there are no unfunded liabilities thereunder. Except as could not reasonably be expected to result in a material Liability to either Scout Group Member, with respect to each Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the United States Department of Labor or any other Governmental Authority, or to the participants or beneficiaries of such Plan, have been filed or furnished on a timely basis. Each Plan that is intended to be “qualified” under Section 401 of the Code may rely on an IRS opinion letter or is covered by a current favorable determination letter issued by the IRS to such effect and to the Knowledge of the Seller nothing has occurred since the date of such determination or opinion letter that could reasonably be expected to result in the revocation of the qualified status of any such Plan.

(c) Absence of Certain Types of Plans. No Plan is subject to Title IV of ERISA or Section 302 of ERISA or Sections 412 or 4971 of the Code. Neither Scout Group Member nor any of its ERISA Affiliates has at any time during the last six (6) years contributed to, been obligated to contribute to, sponsored, or maintained: (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”); or (ii) other “employee pension plan” (within the meaning of Section 3(2) of ERISA) with respect to which either Scout Group Member has or could incur Liability under Title IV or Section 302 of ERISA or Section 412 of the Code. No Plan provides for post-termination or retiree life, health, medical, or other welfare benefits to any current or former employees, directors or other service providers or the beneficiaries or dependents thereof, except for group health plan continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA. No Plan is maintained or subject to the laws of any jurisdiction outside of the United States.

(d) Absence of Certain Liabilities and Events. Except as could not reasonably be expected to result in a material Liability to either Scout Group Member, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.

(e) Acceleration and Vesting. Except as set forth on Schedule 3.17(e) of the Disclosure Schedule or otherwise expressly contemplated hereunder, neither the execution of this Agreement nor the consummation of the Transaction will cause or result in (either alone or in combination with another event): (i) Liability of either Scout Group Member to or with respect to any or its current or former employees, directors or other service providers for any payments; or (ii) the acceleration of the timing of payment or vesting in or triggering of any material payment or funding of compensation or benefits under, or a material increase in the amount payable or triggering any other obligation pursuant to, any of the Plans.

(f) Labor Matters. Neither Scout Group Member is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by either Scout Group Member, and, to the Knowledge of the Seller, there are no (and, in the past five years, there have been no) organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could materially affect the Scout Group. There are no controversies, strikes, slowdowns, or work stoppages pending or, to the Knowledge of the Seller, threatened, between any Scout Group Member and any of its employees, and neither Scout Group Member has experienced any such controversy, strike, slowdown, or work stoppage within the past five years. The Scout Group Members are currently in material compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, discrimination, family and medical leave, and collective bargaining. The Scout Group Members have complied with the Worker Adjustment and Retraining Notification Act of 1988 (and the regulations promulgated thereunder) and any applicable or similar state or local equivalent (“WARN”) with respect to any and all “employment losses” as defined in WARN that have taken place up to the Closing Date, nor shall any WARN obligation be triggered by virtue of the consummation of the Transaction.

(g) Except as set forth on Schedule 3.17(g) of the Disclosure Schedule, the Scout Group Members are, and during the past five years have been, in compliance in all material respects with all federal, state and local Laws relating to the employment of labor, including provisions thereof relating to wages, hours of work, meal and rest periods, classification as exempt employees or independent contractors, equal opportunity, occupational safety and health, collective bargaining, nondiscrimination, harassment, immigration, the payment of social security and other Taxes. There are no pending or, to the Knowledge of the Seller, threatened charges of unfair labor practices, employment discrimination or other wrongful action with respect to any aspect of employment of any person employed or formerly employed by the Scout Group Members. All persons who have performed services for either Scout Group Member have been classified as independent contractors have satisfied the requirements of all material federal and state laws to be so classified, and as applicable the Scout Group Members have fully and accurately reported their compensation on IRS Forms 1099 or other applicable tax forms for independent contractors when required to do so.

(h) Except as set forth on Schedule 3.17(h) of the Disclosure Schedule, there are no proceedings pending or, to the Knowledge of the Seller, threatened, between either Scout Group Member, on the one hand, and any current or former employees thereof, on the other hand, including any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortuous conduct, wage and hour claims, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic advantage. There are no claims pending or, to the Knowledge of the Seller, threatened, against either Scout Group Member under any workers’ compensation or long term disability plan or policy applicable to any current or former employees.

(i) Employee and Director Information. Schedule 3.17(i) of the Disclosure Schedule sets forth a true and complete list of all current members of the board of directors and all officers and employees of the Scout Group Members, as of the date hereof, in each case including such Person’s current job title, date of commencement of employment with such Scout

Group Member, salary or hourly rate of pay, bonus eligibility, total base compensation and bonus accrual for the two months ended February 28, 2017, work location, status as an actively working employee or leave status, accrued paid time off, and Fair Labor Standards Act status.

(j) Employment Agreements; Violations. Other than the Scout Key Employee Agreements, each Contract set forth on Schedule 3.17(a) or Schedule 3.17(j) of the Disclosure Schedule between an employee of a Scout Group Member and such Scout Group Member, including any confidentiality and non-solicitation agreement, as applicable, is valid, binding and enforceable on the applicable employee and Scout Group Member. Each such Contract is in full force and effect and enforceable by the applicable Scout Group Member (except in the case of employees who terminate employment between the date hereof and the Closing Date, to the extent such Contract terminates as a result of such termination of employment). The Seller has delivered to the Purchaser true and complete copies of each such Contract as in effect as of the date of this Agreement. To the Knowledge of the Seller, no current or former employee of either Scout Group Member is in material violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement, or restrictive covenant with or to either Scout Group Member.

(k) Each Scout Group Member has provided all of its employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives and all other compensation which became due and payable through the date of this Agreement. Neither Scout Group Member has instituted any “freeze” of, or delayed or deferred the grant of, any cost-of-living or other salary adjustments for any of its employees.

Section 3.18 Taxes.

(a) All income and other material Tax Returns required to be filed by, or on behalf of, the Scout Group or any Affiliated Group of which either Scout Group Member is or was a member have been timely filed (taking into account validly obtained extensions), and all such Tax Returns are, or shall be at the time of filing, true, complete and correct in all material respects. All Taxes due and owing by the Scout Group Members or with respect to any Scout Group Member by any Affiliated Group of which either Scout Group Member is or was a member (whether or not shown on any Tax Return) have been or will be fully and timely paid when due. The unpaid Taxes of the Scout Group for all periods ending on or before February 28, 2017 do not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Interim Financial Statements for the period ending on such date. The amount of the Scout Group’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Interim Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Scout Group.

(b) There are no Tax liens on any of the Assets other than Permitted Encumbrances.

(c) No adjustment or deficiency for Taxes has been assessed, asserted or proposed, and no examination or audit of, or any litigation or other proceeding with respect to, any Tax Return of either Scout Group Member is currently in progress or has been proposed or threatened in writing, and all deficiencies for Taxes asserted or assessed against either Scout Group Member have been fully and timely paid, settled or properly reflected in the Financial Statements.

(d) No Claim has ever been made in writing by a Governmental Authority in any jurisdiction where either Scout Group Member does not file Tax Returns that such Scout Group Member is required to file a Tax Return or is or may be subject to taxation by such jurisdiction.

(e) There has been no waiver of any statute of limitations in respect of Taxes of either Scout Group Member or any agreement to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect and no request for any such waiver or extension is currently pending.

(f) Neither Scout Group Member has been a member of an Affiliated Group other than a group the common parent of which is the Seller (the “Seller Group”).

(g) Neither Scout Group Member is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, the “Tax Sharing Agreements”) other than: (i) the Tax Sharing Agreement between Scout and the Seller Group; and (ii) agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes. Neither Scout Group Member has Liability for the Taxes of any Person (other than Taxes of the Seller Group) (i) under Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise (in the case of clause (iii) or (iv), other than agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(h) The Seller has delivered to Purchaser true and complete copies of: (i) the Tax Returns listed on Schedule 3.18(h) of the Disclosure Schedule that were filed by or with respect to Scout (or, in the case of Tax Returns filed for an Affiliated Group of which Scout is or was a member, the portion of such consolidated Tax Returns relating to Scout) with respect to their taxable years ended after December 31, 2012; and (ii) all notices of administrative proceedings, audit reports, settlement agreements, requests for administrative adjustment or similar notices, statements or requests issued with respect to each such entity or their respective businesses, assets or properties or any Target Fund or Private Fund by any Governmental Authority since December 31, 2012.

(i) Each Scout Group Member has timely reported and, to the extent required by Law, withheld and paid to the appropriate Governmental Authority, all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, director, independent contractor, creditor, stockholder or other third party. No portion of any of the payments to be made by the Purchaser pursuant to this Agreement is subject to any such withholding.

(j) Neither Scout Group Member will be required to include any item of income or gain in, or exclude any item of deduction or loss from, the computation of taxable income for any period or portion thereof after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing Date or use of an improper method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) closing agreement under Section 7121 of the Code entered into prior to the Closing Date (or in the case of clauses (i) and (ii) above, under any similar provision of applicable state, local or foreign Law); (iii) installment sale or open transaction disposition made prior to the Closing Date; (iv) intercompany transaction under Regulation Section 1.1502-13 or excess loss account described in Regulation Section 1.1502-19; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

(k) Neither Scout Group Member has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Scout has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code during the immediately preceding five years.

(m) Neither Scout Group Member has participated in any reportable transaction within the meaning of Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law).

(n) To the Knowledge of the Seller there are no rulings, pending requests for rulings, or closing agreements with a Governmental Authority relating to Taxes for which a Scout Group Member may be liable that could affect such Scout Group Member’s liability for Taxes for any taxable period ending after the Closing Date.

(o) Schedule 3.18(o) of the Disclosure Schedule sets forth all foreign jurisdictions in which the Scout Group is engaged in business and all foreign jurisdictions in which Scout has a permanent establishment. Neither Scout Group Member has entered into any gain recognition agreement pursuant to Regulations Section 1.367(a)-8. Neither Scout Group Member has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(p) Each Target Fund and Private Fund: (i) has timely filed all income and other material Tax Returns required to be filed by or with respect to them (taking into account validly obtained extensions) and all such Tax Returns are, or shall be at the time of filing, true, complete and correct in all material respects; and (ii) has fully and timely paid all Taxes owed by them (whether or not shown on any Tax Return) and has made adequate provision for any Taxes that are not yet due and payable in the Target Funds Financial Statements or the Private Funds Financial Statements, as relevant, in accordance with GAAP.

(q) None of the Target Funds or the Private Funds is under audit and no assessment for Taxes or other amounts has been proposed or asserted in respect to any of the Target Funds or the Private Funds.

(r) Each of the Target Funds has: (i) qualified as a regulated investment company under the Code in respect of each taxable year since its commencement and was, and is, in compliance with the requirements of Section 851 of Subchapter M of the Code for each of the applicable fiscal periods ending on or prior to the Closing Date; and (ii) timely provided to its shareholders any notices relating to the character of shareholder distributions or portions thereof required under Sections 852 or 853 of the Code and Section 19 of the Investment Company Act and has properly withheld or collected all Taxes required to be withheld or collected from amounts payable to the shareholders of the Target Funds and has timely remitted such withheld or collected Taxes to the appropriate Governmental Authority.

(s) Each Target Fund has properly complied with in all material respects the designation or reporting requirements with respect to the character of dividends paid to shareholders under Sections 852, 854 and 855 of the Code.

(t) Each Target Fund has been (or will be) eligible to compute and has computed (or will compute) its federal income tax under Section 852 of the Code, and will have distributed (or will distribute pursuant to the provisions of Section 855 of the Code) substantially all of (A) its investment company taxable income (computed without regard to any deduction for dividends paid), (B) any net capital gain (after reduction for any capital loss carryover) and (C) the excess of (1) its investment income excludible from gross income under Section 103 of the Code over (2) its deductions disallowed under Sections 265 and 171 of the Code (net tax-exempt income), for all taxable years of the Target Funds ending prior to or on the Closing Date.

(u) Each Target Fund and Private Fund has complied, in all material respects, with (A) any and all United States and or state Tax reporting and information return obligations; (B) the collection and maintenance of Forms W-9 and/or Forms W-8, as applicable, and (C) obligations with respect to backup withholding on payments to shareholders and/or withholding on payments to non-resident aliens and other foreign shareholders as required under the Code.

(v) Each Target Fund that has made any election with respect to foreign taxes under Section 853 of the Code has properly complied with the requirements for making such election and proper designation of such Taxes.

(w) Each of the Private Funds has been properly treated as a partnership for U.S. federal income Tax purposes since its inception. No Private Fund has taken a position on any Tax Return or made any Tax election inconsistent with its status as a partnership for U.S. federal income Tax purposes.

(x) Each of the Target Fund Reorganizations shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and no gain or loss will be recognized by the Target Funds (or their successors) or their respective shareholders as a result of the Target Fund Reorganizations.

(y) Seller is eligible to make a Tax Election with respect to Scout and no consent is required from any third party.

(z) Schedule 3.18(z) of the Disclosure Schedule lists each Plan, contract, agreement or arrangement with or for the benefit of any current or former employee or other service provider of either Scout Group Member that is or includes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code. No amount shall be includable in the gross income of any employee or other service provider of either Scout Group Member as a result of the operation of Section 409A with respect to any such nonqualified deferred compensation plan, as in effect prior to the Closing. There is no contract, agreement, plan or arrangement pursuant to which either Scout Group Member has any obligation or commitment to make a gross-up or other make whole payment to any Person with respect to any taxes, interest or penalties that may be imposed under or as a result of a violation of Section 409A of the Code. There is no contract, agreement, plan, or arrangement (including, without limitation, this Agreement) pursuant to which the Seller, either Scout Group Member or any of its or their Affiliates has been or may be required to make any payment to a current or former Scout Group Member employee as a result of or in connection with the Transaction that was or would be nondeductible by reason of Section 280G of the Code, or pursuant to which either Scout Group Member has or may have any obligation to pay or to indemnify or reimburse any Person for any Taxes imposed under Section 4999 of the Code.

Section 3.19 Material Contracts.

(a) Schedule 3.19(a) of the Disclosure Schedule sets forth each of the following Contracts of the Scout Group as of the date hereof:

(i) any Contract pursuant to which either Scout Group Member, whether individually or in the aggregate, is obligated to pay, or is entitled to receive, an aggregate amount in excess of $100,000 (whether payment is made in a lump-sum, periodically or per annum, and whether on a fixed and/or contingent basis), including any such Contract for capital expenditures;

(ii) any Contract relating to any Indebtedness of either Scout Group Member;

(iii) any agency, dealer, sales representative, marketing, or other similar Contract;

(iv) all principal underwriting, administration, custodial, transfer agency and other services Contracts with any Target Fund;

(v) any Contract relating to employment other than on an at-will basis or that requires the payment of any cash or other compensation or benefits to an employee by either Scout Group Member upon the consummation of the Transaction or otherwise requires severance payments by either Scout Group Member in excess of $50,000 or otherwise restricts either Scout Group Member’s ability to terminate the employment of any employee at any time for any lawful reason without penalty or Liability;

(vi) any joint venture, strategic alliance, distribution, partnership, or similar Contract involving a sharing of profits or expenses or payments based on revenues, profits, or the assets under management of the Scout Group or any Client;

(vii) any Contract, entered into within the last five years, relating to the purchase or sale of a material amount of assets or properties or a business or Equity Interests (or relating to any joint venture, partnership or minority equity investment), in each case other than for the purchase or sale of Equity Interests in a Fund in the ordinary course of business); and

(viii) any Contracts with any Governmental Authority (to the extent not disclosed pursuant to any clause above of this Section 3.19).

Notwithstanding the foregoing or any contrary provision contained in this Agreement, Schedule 3.19(a) of the Disclosure Schedule does not include any distribution, selling, dealer, marketing or servicing related agreements with third parties (including financial intermediaries and broker-dealers) related to the Target Funds to which a Scout Group Member is a party (including dealer, service, operating, networking, platform and/or order processing agreements).

(b) Except as set forth in Schedule 3.19(b) of the Disclosure Schedule, which schedule shall reference the applicable clause of this subsection (b), no Scout Group Member has entered into or is bound by any of the following:

(i) any Contract that limits or purports to limit the ability of either Scout Group Member from: (A) engaging or competing in any line of business or with any Person; (B) soliciting any business; or (C) soliciting any employees or hiring any Person, in each instance, in any geographic area or during any period of time;

(ii) any Contract which contains a “clawback” or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to any shareholder, member or partner of either Scout Group Member, it being acknowledged and agreed that, for the avoidance of doubt, this clause (ii) shall not include the reimbursement of fees paid in advance;

(iii) any Contract requiring either Scout Group Member to deal exclusively with any Person or any Person to deal exclusively with either Scout Group Member;

(iv) any Contract (including, for the avoidance of doubt, any side letter) with a provision commonly referred to as a “most favored nation” provision for the benefit of any Person other than a Scout Group Member;

(v) any Contract (including, for the avoidance of doubt, any side letter) for the sharing, limiting, capping, offset or reimbursement of fees, expenses or other payments that a Scout Group Member receives from a Client or other Person, or the sharing of another Person’s expenses; or

(vi) any Contract requiring either Scout Group Member to: (A) co-invest with any other Person; (B) provide seed capital or similar investment; or (C) invest in any investment product (including any such Contract requiring additional or “follow-on” capital contributions to any Fund).

(c) Each of the Contracts described in this Section 3.19 shall constitute a “Material Contract.” Each Material Contract is valid, binding and enforceable on the Scout Group Member party thereto and, to the Knowledge of the Seller, the other Person(s) party thereto, and is in full force and effect as of the date of this Agreement, and neither the Scout Group Members nor, to the Knowledge of the Seller, any other Person(s) party thereto, is in default or breach in any material respect under the terms of any such Material Contract. The Seller has delivered to the Purchaser true and complete copies of each Material Contract as in effect as of the date of this Agreement.

Section 3.20 Data Privacy and Security. The operations of the Scout Group comply in all material respects with all applicable data security and privacy Laws and industry standards, as well as regulatory guidance relating to personally identifiable information and data security, and all data security and privacy policies promulgated by the Scout Group in relation thereto. The Scout Group has not received written notice from any Governmental Authority or any other Person in connection with the operation of the Business alleging a failure to: (a) comply with any applicable data security or privacy Laws or policies; or (b) maintain the security of consumer or employee information. Seller has not been required to issue, and has not issued, any notifications under any Law relating to the actual or suspected unauthorized access or acquisition of personally identifiable information. Seller has obtained appropriate consents from all providers of individually identifiable information to the archival of such information.

Section 3.21 Accounting Controls. The Scout Group maintains (and, for all periods covered by the Financial Statements, has maintained) internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Such accounting controls of the Scout Group have been and are sufficient to provide reasonable assurances that: (a) all material transactions are executed in accordance with management’s general or specific authorization and are properly reflected in the Scout Group’s financial statements under GAAP; and (b) all material transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP and to maintain proper accountability for such items.

Section 3.22 Affiliate Transactions; Related Persons. (a) Except as set forth in Schedule 3.22(a) of the Disclosure Schedule, as of the date of this Agreement, there is not any, and as of the Closing Date there will not exist, any Contract between either Scout Group Member or any Private Fund, on the one hand, and the Seller or any of its Affiliates or, to the Knowledge of the Seller, any Related Person of the Seller or any of its Affiliates, on the other hand (other than Contracts relating to employee compensation and benefits or Contracts relating to the Retention Arrangements) (each, an “Affiliate Agreement”).

(b) Except as set forth on Schedule 3.22(b) of the Disclosure Schedule, to the Knowledge of the Seller, no Related Person of the Seller or any of its Affiliates: (i) owns, directly or indirectly, any economic or ownership interest in any property or asset, real or personal, tangible or intangible, which is necessary in any material respect for the conduct by the Scout Group of the Business; or (ii) has received any loan from or is otherwise a debtor of, or made any loan to or is otherwise a creditor of, either Scout Group Member.

Section 3.23 Banks; Powers of Attorney. Schedule 3.23 of the Disclosure Schedule sets forth the names and locations of all banks in which either Scout Group Member has accounts or safe deposit boxes and the names of all natural persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 3.23 of the Disclosure Schedule, no Person holds a power of attorney to act on behalf of either Scout Group Member.

Section 3.24 Brokers. Except as for RBC Capital Markets, whose fees shall be paid by the Seller, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Seller or the Scout Group.

Section 3.25 Environmental Matters. The operations of the Scout Group are in compliance in all material respects with all applicable Environmental Laws. Neither Scout Group Member: (a) is or has been the subject of any Governmental Order or any pending or, to the Knowledge of the Seller, threatened, Claim; (b) has received any written (or, to the Knowledge of the Seller, oral) notice, report, or other information, in each case of each of clause (a) and (b) regarding any actual or alleged violation of or Liability under Environmental Laws; (c) has assumed, undertaken, or otherwise become subject to, any material Liabilities of any other Person relating to Hazardous Materials or Environmental Laws; and (d) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released, or exposed any Person to, any Hazardous Material so as to give rise to any current or future material Liabilities of the Scout Group pursuant to any Environmental Laws.

Section 3.26 Sufficiency of Assets. Except as set forth in Schedule 3.26 of the Disclosure Schedule, the Scout Group has good title to, or valid and subsisting leasehold or licensed interests in, free and clear of all Encumbrances other than Permitted Encumbrances, all of the material equipment and other material tangible and intangible property (i) used or held for use by the Scout Group in the conduct of the Business, (ii) reflected on the Interim Financial Statements (other than such property that was sold or otherwise disposed of in the ordinary course of business of the Scout Group since the Interim Balance Sheet Date) or (iii) acquired by the Scout Group after the Interim Balance Sheet Date. All property owned, leased or licensed by the Scout Group, is in good operating condition and repair subject to normal wear and tear, is usable in the ordinary course of the Business and is sufficient in all material respects for the conduct by the Scout Group of the Business immediately following the Closing in the same manner as currently conducted.

Section 3.27 Certain Contracts. Schedule 3.27 of the Disclosure Schedule sets forth, as of March 31, 2017 and as reasonably determined by the Seller, a list of the twenty (20) most significant distribution, selling, dealer, marketing, or servicing third parties related to the Target Funds. To the Knowledge of the Seller, as of the date hereof, each Contract with such Person relating to the Target Funds is valid, binding and enforceable on the parties thereto, and is in full force and effect, and no party thereto is in default or breach in any material respect under the terms of any such Contract. The Seller has delivered to the Purchaser true and complete copies of each such Contract as in effect as of the date of this Agreement

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (as modified by the Disclosure Schedule), neither the Seller nor any Person acting on behalf of the Seller makes any representation or warranty, express or implied, regarding the Seller, the Scout Group, their respective Affiliates, or the Business or as to the accuracy or completeness of any information regarding the Seller, the Scout Group, their respective Affiliates, or the Business delivered to the Purchaser or its representatives, except as expressly set forth in this Agreement. Except for the representations and warranties contained in this Article III (as modified by the Disclosure Schedule), the Seller, on its own behalf on and behalf of the Scout Group, hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Purchaser or the Purchaser’s Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Purchaser by any director, officer, employee, agent, consultant, or representative of the Seller or any of its Affiliates). The Seller makes no representations or warranties to the Purchaser regarding the probable success or profitability of the Business after the Closing.

Section 3.29 Seller Acknowledgment. Notwithstanding any contrary provision contained in this Agreement, the Seller acknowledges and agrees that neither the Purchaser nor any Person acting on behalf of the Purchaser is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Purchaser in Article IV, and the Seller expressly disclaims reliance on any representation or warranty of the Purchaser or any Person acting on behalf of the Purchaser alleged to have been made but not expressly contained in Article IV. Any claims that the Seller may have for breach of representation or warranty shall be based solely on the representations and warranties of the Purchaser set forth in Article IV.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

In order to induce the Seller to enter into this Agreement and consummate the Transaction, the Purchaser makes to the Seller, both as of the date of this Agreement and as of the Closing (except with respect to any representation and warranty which by its express terms speaks to an earlier specified date, in which case as of such earlier specified date), each of the representations and warranties as set forth in this Article IV. Such representations and warranties are subject to the qualifications and exceptions set forth in the Purchaser Disclosure Schedule, and the section number headings in the Purchaser Disclosure Schedule correspond to the section numbers in this Agreement; provided, however, that: (a) the disclosures made by the Purchaser in any Schedule of the Purchaser Disclosure Schedule shall apply (notwithstanding the absence of any express cross-reference) with the same force and effect to each other Schedule of the Purchaser Disclosure Schedule to which it is reasonably apparent that such disclosures should apply; and (b) the mere inclusion of an item in the Purchaser Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Purchaser that such item represents a material exception or fact, event, or circumstance or that, absent such inclusion in the Purchaser Disclosure Schedule, such item is or would be reasonably likely to result in a Purchaser Material Adverse Effect. To the extent this Article IV refers to information or documents to be delivered by the Purchaser to the Seller, the Purchaser shall be deemed to have satisfied its obligation if it or any of its representatives has made such information or documents available by posting such information or documents at least three Business Days prior to the date of this Agreement, to any “electronic data room” maintained by the Purchaser and accessible by the Seller for purposes of the Transaction.

Section 4.01 Existence and Power. The Purchaser is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation. Except as set forth on Schedule 4.01 of the Purchaser Disclosure Schedule, the Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction where the ownership, operation, or leasing of its assets or the conduct of its business as currently conducted makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified, or in good standing would not have a Purchaser Material Adverse Effect.

Section 4.02 Authorization. The Purchaser has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the Transaction have been duly authorized by all requisite action on the part of the Purchaser. This Agreement constitutes, and each Ancillary Agreement to which the Purchaser is or will be a party will constitute when executed and delivered, a legal, valid and binding agreement of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally.

Section 4.03 No Conflict. Assuming that all Consents, actions, filings and notifications set forth on Schedule 4.04 of the Purchaser Disclosure Schedule have been obtained or made, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is or will be a party do not and will not: (a) violate, conflict with, or result in the breach of any provision of the Organizational Documents of the Purchaser; (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or any of its assets, properties, or businesses; or (c) conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent or other action by, or filing with, or notification to, any third party under, or give to others any rights of termination, amendment, withdrawal, first refusal, first offer, acceleration, suspension, revocation, or cancellation of, any Contract, permit, franchise, or other arrangement to which the Purchaser is a party or otherwise subject, except, in the case of clauses (b) and (c), as, individually or in the aggregate, would not reasonably be expected to materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the Transaction.

Section 4.04 Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which it is or will be a party do not and will not require any Consent of, action by, filing with, or notification to, any Governmental Authority or any other Person, except as described in Schedule 4.04 of the Purchaser Disclosure Schedule.

Section 4.05 Litigation. There is no Claim pending, or, to the Knowledge of the Purchaser, threatened, against the Purchaser that would affect the legality, validity, or enforceability of this Agreement, any Ancillary Agreement, or the consummation of the Transaction.

Section 4.06 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Purchaser.

Section 4.07 Investment Purpose. The Purchaser is acquiring the Scout Stock solely for the purpose of investment for its own account and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Scout Stock and is capable of bearing the economic risks of such investment.

Section 4.08 Sufficient Funds. The Purchaser will have as of the Closing sufficient cash available to pay the Purchase Price to the Seller on the terms and conditions contained in this Agreement, and there is and will be no restriction on the use of such cash for such purpose.

Section 4.09 Regulatory Matters. The Purchaser is registered as an investment adviser under the Advisers Act and has filed a registration statement on Form ADV. Neither the Purchaser nor, to the Knowledge of the Purchaser, any “affiliated persons” (as defined in Section 2(a)(3) of the Investment Company Act) of the Purchaser is ineligible under Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to an investment company registered under the Investment Company Act. Neither the Purchaser nor, to the Knowledge of the Purchaser, any “person associated with an investment adviser” (as defined in the Advisers Act and applied to the Purchaser) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, or pursuant to Rule 204-3 under the Advisers Act to serve as a solicitor, and has not been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. There is no Claim pending or, to the Knowledge of the Purchaser, threatened, that would result in the Purchaser (or, to the Knowledge of the Purchaser, any “affiliated person” of the Purchaser or any “person associated with an investment adviser” as contemplated above) becoming ineligible to serve in such positions or capacity or requiring disclosure to its clients.

Section 4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (as modified by the Purchaser Disclosure Schedule), neither the Purchaser nor any Person acting on behalf of the Purchaser makes any representation or warranty, express or implied, regarding the Purchaser or its Affiliates or as to the accuracy or completeness of any information regarding the Purchaser or its Affiliates delivered to the Seller or its representatives, except as expressly set forth in this Agreement. Except for the representations and warranties contained in this Article IV (as modified by the Purchaser Disclosure Schedule), the Purchaser hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Seller or the Seller’s Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Seller by any director, officer, employee, agent, consultant, or representative of the Purchaser or any of its Affiliates).

Section 4.11 Purchaser Acknowledgement. Notwithstanding any contrary provision contained in this Agreement, the Purchaser acknowledges and agrees that neither the Seller nor any Person acting on behalf of the Seller is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Seller in Article III (as modified by the Disclosure Schedule), and the Purchaser expressly disclaims reliance on any representation or warranty of the Seller or any Person acting on behalf of the Seller alleged to have been made but not expressly contained in Article III. Any claims the Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of the Seller contained in Article III (as modified by the Disclosure Schedule).

ARTICLE V ADDITIONAL AGREEMENTS

Section 5.01 Conduct of Business Prior to the Closing. Except: (w) as expressly contemplated by this Agreement and/or the Ancillary Agreements; (x) as set forth in Schedule 5.01 of the Disclosure Schedule; (y) as reasonably necessary to comply with applicable Law (including the Seller’s, any Scout Group Member’s, or any of their respective Affiliates’ fiduciary duties under applicable Law); or (z) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed), between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the Seller shall, and shall cause the Scout Group to: (i) conduct the Business in the ordinary course of business; and (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of each Scout Group Member and to preserve the rights, franchises, goodwill and relationships of each Scout Group Member’s employees, customers, lenders, suppliers, regulators and others having business relationships with such Scout Group Member. Without limiting the foregoing, from the date hereof until the Closing (or the earlier termination of this Agreement in accordance with Article IX), the Seller shall cause each Scout Group Member not to, directly or indirectly, without the prior written consent of the Purchaser (with the Purchaser to reasonably consider and discuss in good faith with the Seller any requests to provide such written consent):

(a) enter into any new line of business not related to the investment management business;

(b) acquire any business or Person, by merger, consolidation, purchase of securities or assets, or otherwise, in a single transaction or a series of related transactions;

(c) make or commit to make any capital expenditures or purchases of real property or other assets which are in excess of $375,000 in the aggregate;

(d) sell, lease, or dispose of, or otherwise transfer, or create or incur any Encumbrance (other than Permitted Encumbrances) on, any material Asset or any material Intellectual Property rights;

(e) enter into any lease for real property or materially amend any Lease;

(f) (i) materially amend, materially modify, or initiate a termination of, any Advisory Agreement; or (ii) enter into any Contract related to the Business which also relates to the provision of products or services unrelated to the Business;

(g) enter into any Contract that would, after the Closing Date, limit the Business or the Purchaser from engaging or competing in any line of business;

(h) amend its Organizational Documents;

(i) (i) issue, authorize, or propose the issuance of any Equity Interests or other securities of either Scout Group Member, or any Security Rights or any other security convertible into or exchangeable or exercisable for any such Equity Interests or other security; or (ii) adopt a plan of complete or partial dissolution of either Scout Group Member, or resolutions providing for or authorizing such dissolution or a merger, sale, consolidation, restructuring, recapitalization, or other reorganization of either Scout Group Member;

(j) (i) incur any Indebtedness; (ii) guarantee the Indebtedness of any other Person; or (iii) make any loan or advance (subject to future repayment or offset) to any Person;

(k) enter into, establish, adopt, or amend any collective bargaining agreement or other Contract with a labor union or labor organization;

(l) except in the ordinary course of business, hire, engage, or terminate without cause any employee;

(m) except in the ordinary course of business, enter into, assume, materially amend, materially modify, or initiate a termination of any Material Contract;

(n) voluntarily divest itself of management of any Fund;

(o) change any Tax or accounting method or accounting or cash management practice or policy used by either Scout Group Member (including the collection of receivables and payment of payables), other than such changes required by applicable Law, GAAP, or this Agreement; or

(p) (i) except as may be required by applicable Law: (A) make or change any material Tax election; or (B) prepare or file any Tax Return inconsistent with past practice; (ii) settle or compromise any material Liability for Taxes; (iii) enter into any closing agreement or similar agreement with a Governmental Authority relating to Taxes; (iv) surrender any right to claim a material Tax refund; (v) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or (vi) request any ruling or similar guidance with respect to Taxes;

(q) settle, release, or forgive any material Claim, or waive any material right, with respect to: (i) the Scout Group; or (ii) the provision of Investment Advisory Services to any Fund;

(r) make or recommend to the Board of Trustees of the Trust any material change in the administration, operation, or management of any of the Target Funds;

(s) grant authorization to any investment professional of the Scout Group to provide Investment Advisory Services except: (i) as part of such Person’s employment with either Scout Group Member; or (ii) in connection with managing such Person’s own investments or the investments of immediate family members in a manner that is: (A) in the ordinary course of business; and (B) otherwise permitted under all policies and procedures of the Scout Group as in effect on the date hereof;

(t) make material changes to the terms and conditions of employment or engagement of any senior executive or senior portfolio manager of the Scout Group (or make any changes to any Key Employee Agreement), including with respect to their current compensation, incentive arrangements, or other benefits, it being acknowledged and agreed that the salary and bonus opportunities of the portfolio managers of any Scout Group Member may vary based on the performance of their respective strategies;

(u) (i) except as may be required by applicable Law or the terms of any Plan, and except as contemplated by this Agreement (including, without limitation, Section 5.10 and Section 5.23), or the Employees Side Letter, take any of the following actions outside the ordinary course of business consistent with past practices: (A) enter into, adopt, amend, or modify in any material respect or terminate any Plan; (B) increase in any material manner the compensation or fringe benefits of any director, officer, employee, consultant, or independent contractor of either Scout Group Member; or (C) pay any special bonus or special remuneration to any director, officer, employee, consultant, or independent contractor of either Scout Group Member; or (ii) amend any Plan to the extent relating to the provision of severance benefits to any employee of a Scout Group Member;

(v) enter into or amend any Affiliate Agreement; or

(w) agree, authorize, resolve, commit, or offer to do any of the foregoing, in writing or otherwise.

Section 5.02 Access to Information. Between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), upon reasonable notice, the Seller shall cause the Scout Group to: (a) afford the Purchaser and its officers, employees, agents and representatives reasonable access to the offices, properties, employees, software, systems and books and records of the Scout Group and the Business, and, upon the reasonable request of the Purchaser, request its third party vendors, auditors and other advisors to reasonably cooperate with the Purchaser and its representatives, including in connection with the Purchaser’s efforts to plan for the transition of computer equipment, systems, furniture and similar matters as of the Closing; (b) furnish to the officers, employees, agents and representatives of the Purchaser such additional financial, operating and client data and other Contracts, documents and information regarding the Scout Group and the Business (or copies thereof) as the Purchaser may from time to time reasonably request; and (c) in addition to the items set forth in Section 5.19, furnish to the Purchaser such regularly prepared financial and operating data and other information relating to the Scout Group and the Business as the

Purchaser may from time to time reasonably request; provided, however, that, any such access or furnishing of information shall be conducted during normal business hours and in such a manner as not to unreasonably interfere with the normal operations of the Scout Group or the Business. Notwithstanding the foregoing or any contrary provision contained in this Agreement, between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX): (i) neither the Seller nor any Scout Group Member shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any Scout Group Member’s Clients, jeopardize the attorney-client privilege of the Seller, any Scout Group Member, or any of their respective Affiliates, or contravene any Applicable Law or binding Contract (provided that upon the reasonable request of the Purchaser, the Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to remove any impediments to such information being furnished or made available to the Purchaser without so violating or jeopardizing any rights, jeopardizing any privilege, or contravening applicable Law or any such Contract, including by entering into a mutually acceptable and customary joint defense or common interest agreement with the Purchaser); and (ii) the Purchaser shall not, directly or indirectly, contact and/or communicate with any Clients, vendors and/or lessors of any Scout Group Member without the prior written consent of the Seller, and, in the event that the Purchaser desires to contact and/or communicate with any Clients, vendors and/or lessors of any Scout Group Member, then: (A) the Purchaser shall notify the Seller of such desire; and (B) subject to applicable Law, confidentiality obligations and fiduciary duties, the Seller shall use its commercially reasonable efforts to facilitate and effect such contact and/or communications as soon as reasonably practicable thereafter, and the Seller and each Scout Group Member shall have the right to participate in any such contact and/or communications.

Section 5.03 Confidentiality.

(a) The terms of that certain Confidentiality and Non-Disclosure Agreement, dated October 24, 2016, between the Purchaser and the Seller (the “Confidentiality Agreement”), are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate other than with respect to the following information and/or provisions which shall continue in full force and effect: (i) any confidential information that was provided to the Purchaser and/or its Affiliates that specifically relates to the Seller and/or its Affiliates (other than the Scout Group or the Business); (ii) the non-solicitation provisions set forth in Section 5(e) therein, to the extent that such provisions apply to employees of the Seller who will not become employees of the Purchaser as of the Closing; and (iii) the standstill provisions set forth in Section 6 therein. If this Agreement is terminated prior to the Closing for any reason, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) Following the Closing, the Seller shall, and shall cause its Affiliates and their respective Related Persons to, hold in confidence and not disclose, unless compelled to do so by applicable Law, all confidential information and documents concerning or related to the Scout Group or the Business, except to the extent that such information: (i) can be shown by the Seller (or such Affiliate) to have been: (A) in the public domain through no fault of the Seller (or such Affiliate); or (B) later lawfully acquired by the Seller (or such Affiliate) from sources other than those related to its prior ownership of the Business who are not bound by an obligation of confidentiality to the Purchaser; or (ii) relates to a Claim involving the parties hereto, provided, that with respect to this clause (ii), if there is a Claim involving the parties hereto, each party hereto shall use its commercially reasonable efforts to seek an order or other reliable assurance that confidential treatment will be accorded to any such disclosure.

Section 5.04 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, and unless a different standard is otherwise expressly stated herein, between the date of this Agreement and the Closing (or until the earlier termination of this Agreement in accordance with Article IX, the Seller shall (and shall cause its Affiliates to), and the Purchaser shall (and shall cause its Affiliates to), use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable consistent with applicable Law to consummate and make effective in the most expeditious manner reasonably practicable the Transaction (subject in each case to such party’s and its Affiliates’ fiduciary duties under applicable Law).

(b) Each of the Seller and the Purchaser shall use its commercially reasonable efforts to cause each of the conditions in Section 7.01 and Section 7.02, respectively, to be satisfied.

(c) Except as expressly required by Section 5.15, nothing contained in this Agreement shall require the Seller or its Affiliates, or the Purchaser or its Affiliates, to (or to agree to) pay any cash or other consideration to any third party, including any Governmental Authority (other than routine, non-material filing fees to a Governmental Authority, except in connection with the HSR Act as provided in Section 5.06), in order to obtain any Consent or to enter into, amend, or terminate any Contract, in each case as contemplated by this Agreement or the other transactions contemplated hereby.

Section 5.05 Further Assurances.

(a) The parties hereto shall reasonably cooperate with one another and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall furnish upon request to one another such further information as another party hereto may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction. Promptly following the date of this Agreement, each of the Seller and the Purchaser shall cooperate in developing a transition plan for matters relating to the separation of the Scout Group from the Seller and its Affiliates in connection with the Transaction, including matters relating to information technology, including as set forth in Section 5.25 and as necessary to ensure a secure and controlled network environment effective immediately following the Closing, and the Contracts and other matters referenced on Schedule 3.26 of the Disclosure Schedules.

(b) Subject to the terms and conditions of this Agreement, at any time or from time to time after the date of this Agreement, at the reasonable request of another party hereto and without further consideration, each party hereto shall do all reasonable acts and things as may be necessary or desirable and are within its reasonable control to carry out the intent of this Agreement and the Ancillary Agreements.

(c) Without limiting, and in furtherance of, Section 5.04 and this Section 5.05, the Seller, on the one hand, and the Purchaser, on the other hand, shall cooperate with one another: (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any Consents or actions are required to be obtained from parties to any Material Contracts, in connection with the consummation of the Transaction; and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such Consents or actions.

Section 5.06 HSR. The Seller and the Purchaser agree to: (a) make the appropriate and complete filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Transaction within 15 Business Days after the date of this Agreement, and fully cooperate with each other in connection with the preparation, execution and delivery of such filings; (b) supply as promptly as practicable any additional information or documentation that may be requested in connection with any filings or other requirements pursuant to the HSR Act; (c) use their respective commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; (d) keep each other informed of any communication sent or received by such party from any Governmental Authority in connection with any filings or other requirements pursuant to the HSR Act; (e) consult with the other party in advance of any substantive meeting or conference with any applicable Governmental Authority in connection with any filings or other requirements pursuant to the HSR Act; and (f) to the extent permitted by any applicable Governmental Authority, give the other party and its counsel the opportunity to attend and participate in any meetings and conferences with such Governmental Authority. Notwithstanding Section 5.15(a) below, the Purchaser shall pay all filing fees under the HSR Act.

Section 5.07 Client Consents.

(a) Target Funds.

(i) The Seller and its Affiliates shall use their reasonable best efforts to obtain in accordance with the Investment Company Act, as promptly as practicable following the date hereof, the approval by the board of trustees of each Target Fund (its “Target Fund Board Approval”) of the Target Funds Plan of Reorganization and the transactions contemplated thereby. To the extent Target Fund Board Approval has been obtained in accordance with the immediately preceding sentence, the Seller and its Affiliates shall use their reasonable best efforts to cause the applicable Target Fund to obtain in accordance with the Investment Company Act, as promptly as practicable following the date of the applicable Target Fund Board Approval, the approval by the shareholders of such Target Fund of the Target Funds Plan of Reorganization and the transactions contemplated thereby (its “Target Fund Shareholder Approval”). The Purchaser and its Affiliates shall cooperate with the Seller, its Affiliates and their respective advisers and shall furnish to the Seller, its Affiliates and their respective advisers such information and assistance as the Seller, its Affiliates and their respective advisers may reasonably request in connection with seeking Target Fund Board Approval and Target Fund Shareholder Approval.

(ii) The Purchaser and its Affiliates shall use their reasonable best efforts to obtain in accordance with the Investment Company Act, as promptly as practicable following the date hereof, the approval by the board of trustees of each of the Purchaser Funds of the Target Funds Plan of Reorganization and the transactions contemplated thereby (a “Purchaser Fund Board Approval”).

(iii) The Seller covenants and agrees that none of the information regarding the Seller or any Affiliate of the Seller or any Target Fund supplied or to be supplied by or on behalf of the Seller in writing for inclusion in prospectuses, registration statements and proxy statements, including the registration statement on Form N-14 (the “N-14 Registration Statement”) to be filed by the Purchaser with the SEC relating to the shares of the Purchaser Funds issuable thereunder and the proxy statement that will form a part of such prospectus (the “Proxy Statement/Prospectus”), as amended or supplemented by any amendment or supplement filed by the Purchaser with the SEC, will, at the respective times such documents are filed with the SEC and distributed to the shareholders of the applicable Target Funds, or at the time of the meeting of shareholders of the applicable Target Funds, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iv) The Purchaser shall file the N-14 Registration Statement and the Proxy Statement/Prospectus in accordance with applicable Laws. The Purchaser covenants and agrees that none of the information regarding the Purchaser or any of Affiliate of the Purchaser supplied or to be supplied by or on behalf of the Purchaser in writing for inclusion in the N-14 Registration Statement or the Proxy Statement/Prospectus, as amended or supplemented by any amendment or supplement filed by the Purchaser with the SEC, will, at the respective times such documents are filed with the SEC and distributed to the shareholders of the Target Funds, or at the time of the meeting of shareholders of the Target Funds, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(v) The parties hereto agree that the Target Funds designated as “Key Target Funds” on Exhibit A (the “Key Target Funds”) shall be deemed to be Consenting Clients for all purposes under this Agreement if, and only if, each of the Target Fund Board Approval, the Target Fund Shareholder Approval and the Purchaser Fund Board Approval has been obtained for each Key Target Fund (and has not been withdrawn, lapsed, or otherwise terminated) and all conditions precedent to the transactions contemplated by the Target Funds Plan of Reorganization for each Key Target Fund have been satisfied or waived and such transactions are ready to be consummated simultaneously with the Closing; provided that, for the avoidance of doubt, to the extent any Key Target Fund has not satisfied each of the foregoing conditions set forth in this clause (v), then, no Key Target Fund shall be deemed to be a Consenting Client.

(vi) The Seller and its Affiliates shall use their reasonable best efforts to obtain, as promptly as practicable following the date hereof, the approval by the board of trustees of each fund listed on Exhibit B-1 and otherwise to effect the transactions and other matters contemplated on Exhibit B-1 prior to the Closing and following the Closing, as applicable.

(b) Subadvised Funds. Within 15 days after the date of this Agreement, the Seller shall, and shall cause Scout to, after consultation with and with the assistance of the Purchaser: (i) contact each investment adviser for each Subadvised Fund to discuss the structure of, and rationale for, the Transaction and the Consent process for such Subadvised Fund; (ii) to the extent required by applicable Law or Contract, use commercially reasonable efforts to obtain and secure the approvals required under Section 15 of the Investment Company Act (or any applicable SEC exemptive order) (or, in the case of the Canadian Subadvised Fund, the Ireland Subadvised Fund and the Luxembourg Subadvised Fund, the equivalent Law applicable to each such Subadvised Fund) for a new Advisory Agreement between such investment adviser (and, if required by such Subadvised Fund or such investment adviser, such Subadvised Fund) and Scout in form and substance substantially similar to the existing Advisory Agreement between Scout and such Subadvised Fund or such investment adviser to such Subadvised Fund to be effective as of the Closing; and (iii) use commercially reasonable efforts to cooperate with the Purchaser, such investment adviser and such Subadvised Fund to obtain from the Purchaser and provide to such investment adviser and the board of directors / trustees of such Subadvised Fund any data or information that such investment adviser or such board may reasonably request in connection with making, giving, or obtaining the required Subadvised Fund Consents. If, with respect to any Subadvised Fund, any modifications are required to the Consent process for such Subadvised Fund as outlined in this Section 5.07(b) or any form of Consent, the Seller shall, and shall cause Scout to, promptly notify the Purchaser regarding the modifications (if the Purchaser’s representatives do not join Scout in their discussions with the investment adviser or the board of directors / trustees of such Subadvised Fund), and the Purchaser and Scout shall work with such investment adviser or such board of directors / trustees in good faith to reach a mutually acceptable plan for making, giving, or obtaining any such Consents.

(c) Notices to Other Clients. Promptly following the date of this Agreement, the Seller shall cause Scout to send a Consent notice, in each case in a form mutually acceptable to the Purchaser and the Seller, to:

(i) those Clients (except Managed Account Sponsors of Managed Account Programs) whose Advisory Agreements require written Consent to be assigned;

(ii) those Clients (except Managed Account Sponsors of Managed Account Programs) whose Advisory Agreements require Consent, but not written Consent, to be assigned (“Implied Consent Clients”);

(iii) those Clients which are Managed Account Sponsors of Managed Account Programs (which, among other things, shall request: (A) each Managed

Account Sponsor’s Consent; and (B) that such Managed Account Sponsor notify and, to the extent necessary under applicable Law or required by such Managed Account Sponsor, obtain the Consent of, the Clients whose accounts are advised or sub-advised by Scout through the such Managed Account Sponsor’s Managed Account Program);

(iv) the designated management company for the Collective Fund; and

(v) the members of each Private Fund.

Each Consent notice delivered under this Section 5.07(c) shall: (I) inform the applicable Client of the transactions contemplated by this Agreement which would result in “assignment” (as defined under the Advisers Act and/or under such Client’s Advisory Agreement, as applicable) of such Client’s Advisory Agreement: and (II) without limiting the immediately succeeding paragraph, request the written consent or approval of such “assignment” (or any additional or alternative consent or approval as required by the Advisory Agreement or applicable Law).

The parties hereto agree that: (A) notwithstanding any contrary provision contained in this Agreement, to the maximum extent permitted by applicable Law and any applicable Advisory Agreement, the Consent of any applicable Client may be obtained through the use of a negative Consent pursuant to the terms of this Section 5.07 and such Client shall be a Consenting Client for purposes of this Agreement: (x) upon receipt of a written consent requested in the Consent notice to such Client; or (y) if no such written consent is received, if 60 days shall have passed since the sending of such Consent notice to such Client, which such Consent notice shall have informed such Client: (1) of the intention to complete the Transaction, which will result in an “assignment” (as defined in the Advisers Act) of such Client’s Advisory Agreement; (2) of the intention of Scout to continue to provide advisory services pursuant to such Advisory Agreement after the Closing if such Client does not terminate such Advisory Agreement prior to the Closing; and (3) that the consent of such Client will be deemed to have been granted if such Client fails to terminate such Advisory Agreement within 60 days of Scout’s sending of such Consent notice to such Client. From time to time after the 60th day following the delivery of the Client notice to a Client, the Seller shall assess, and shall consider requests from the Purchaser to assess, whether it would be advisable to send additional notices to such Client (or include additional notices in connection with other communications to such Client) regarding the negative consent such Client has deemed to have granted (it being acknowledged and agreed, however, that the Seller shall be under no requirement to send any such additional notices).

With respect to each Private Fund, such Private Fund shall be a Consenting Client for purposes of this Agreement if the consents and approvals required by the Contracts governing such Private Fund arising in connection with the Transaction (including the “assignment” of the Advisory Agreement with respect to such Private Fund) are duly obtained and remain in effect.

(d) In connection with obtaining Client Consents under this Section 5.07, the Seller shall deliver (or cause to be delivered) drafts of the forms of all consent materials prepared by the Seller or any of its Affiliates to the Purchaser a reasonable time prior to the mailing or distribution of such documents to any Client in order to afford Purchaser a reasonable opportunity to review and comment on such documents. Such forms of all such consent materials shall be subject to the approval of the Purchaser (not to be unreasonably withheld, conditioned, or delayed). The Purchaser shall have the right to review in advance and to approve (such approval not to be unreasonably withheld, conditioned, or delayed) all the information relating to it or its Affiliates proposed to appear in: (i) any proxy statement or any amendment or supplement thereto submitted to the SEC or such other applicable Governmental Authority in connection with the approvals contemplated by this Section 5.07; or (ii) any other materials sent or made available to the shareholders or other investors of any Fund in connection with such approvals.

(e) In connection with obtaining Client Consents under this Section 5.07, each party shall keep the other reasonably informed of the status thereof and the Seller shall promptly advise the Purchaser as promptly as practicable if any Client notifies the Seller or any of its Affiliates (or, in the case of a Client which is a Subadvised Fund or the Collective Fund, if the advisor or manager thereof notifies the Seller or any of its Affiliates) orally or in writing that such Client (or the relevant Subadvised Fund board) has not so consented or has terminated, or intends to terminate, its Advisory Agreement, or intends to materially reduce its investment relationship with Scout.

Section 5.08 No Other Negotiations. Between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX), the Seller shall not, and shall cause its Affiliates and their respective Related Persons not to, and shall instruct its advisors and representatives not to, directly or indirectly, solicit, encourage, initiate, continue, or participate or engage in negotiations or discussions with, provide any confidential information or documentation or access to, or approve, recommend, execute, or enter into any letter of intent, purchase agreement, or other similar Contract or understanding with, any Person relating to the possible sale, lease, or other transfer (in whole or part) of any interest in the Business or the Scout Stock, or any merger, sale, consolidation, business combination, or any similar transaction involving the Business or the Scout Group by any Person other than the Purchaser and/or one of its Affiliates (a “Third Party Transaction”). The Seller shall promptly notify the Purchaser if any inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, any such Person or any of its representatives with respect to a Third Party Transaction. The Seller shall, and shall cause its Affiliates and their respective Related Persons to, and shall instruct its advisors and representatives to, immediately cease any discussions or negotiations with any Persons other than the Purchaser and its Affiliates that may be ongoing with respect to any such Third Party Transaction.

Section 5.09 Updates; Disclosure Schedule.

(a) Between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX), the Seller shall promptly disclose to the Purchaser in writing (in the form of an updated or supplemented Disclosure Schedule): (i) any variances from the representations and warranties contained in Article III and any other fact, event, or development that could cause or constitute a breach of the representations, warranties, or covenants in this Agreement made by the Seller or that could reasonably be expected to cause the conditions to closing for the Purchaser not to be satisfied in a timely manner; (ii) any Claim pending or, to the Knowledge of the Seller, threatened, or any written notice received from a Governmental Authority or any third party, which challenges or seeks to restrain the Transaction; or (iii) the occurrence of any event, change, circumstance, fact, or occurrence that would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. Such disclosures shall be deemed to amend and supplement the Disclosure Schedule; provided, however, that, in each instance: (A) if any amendment or supplement to the Disclosure Schedule would entitle the Purchaser to terminate this Agreement pursuant to Article IX hereof, then, the Purchaser shall have the right to provide the Seller with a termination notice within 30 days following the date upon which the Seller delivered to the Purchaser such amended or supplemented Disclosure Schedule; and (B) whether or not any such amended or supplemented Disclosure Schedule entitles the Purchaser to terminate this Agreement, no such amended or supplemented Disclosure Schedule shall limit, reduce, or otherwise affect the Purchaser’s right to seek indemnification for any Damages arising or resulting from such disclosures (which Purchaser shall have the right to seek as if such disclosures had not been made and such Disclosure Schedules had not been so amended or supplemented).

(b) Following the disclosure by the Seller to the Purchaser of any of the matters set forth in Section 5.09(a), the Seller shall, and shall cause the Scout Group to, upon the Purchaser’s reasonable request: (i) promptly discuss such matters with the Purchaser; (ii) provide the Purchaser with access to the information and other items contemplated by Section 5.02 in connection with its evaluation of such matters; and (iii) regularly update the Purchaser on the status of such matters and, to the extent applicable, the Seller’s and the Scout Group’s activities taken or proposed to be taken to resolve, remedy, or cure such matters as promptly as practicable.

Section 5.10 Continuing Employees.

(a) Except as set forth on Schedule 5.10(a) of the Disclosure Schedule with respect to any such benefits or policies, plans, arrangements, programs, practices, or agreements that constitute Plans maintained by the Scout Group, which will continue following the Closing: (A) no Continuing Employee shall accrue benefits under, or otherwise participate in, any employee benefit policies, plans, arrangements, programs, practices, or agreements of the Seller or any of its Affiliates (including the Plans) after the Closing; and (B) the Purchaser shall be responsible for providing all employee benefits to Continuing Employees for and with respect to all periods during which they are actually employed after the Closing. Notwithstanding anything to the contrary contained herein, the Seller and the Seller Plans shall be solely responsible (and neither Purchaser, Scout nor any of its or their Affiliates shall have any responsibility) for any claims for benefits that were incurred (or attributable to events occurring) before the Closing, whether or not such claims are filed after the Closing.

(b) For a period of one year following the Closing, the Purchaser shall cause the applicable Scout Group Member to (and, as applicable, the Purchaser shall): (i) provide each Continuing Employee with: (A) salary, bonus opportunities, and severance benefits that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Closing, it being acknowledged and agreed that, notwithstanding the foregoing, the bonus opportunities of the Scout Group’s portfolio managers may vary based on the performance of their respective strategies during such one year period; and (B) substantially the same retirement and welfare benefits (not described in (A) above) that the Purchaser offers to its own employees who are similarly situated to such Continuing Employee, as set forth on Section 5.10(b) of the Disclosure Schedule; and (ii) recognize for all purposes under all applicable benefit plans and compensation plans and programs all service of the Continuing Employees with the Scout Group Members, as applicable, as if such service were with the Purchaser. Notwithstanding the foregoing and: (A) unless a Continuing Employee is employed pursuant to an employment agreement for a fixed term; (B) subject to applicable Law; and (C) subject to Section 5.10(d) below: (x) all Continuing Employees may be employed on an at-will basis; and (y) the Purchaser and the Scout Group shall be able to terminate a Continuing Employee at any time for any reason or no reason.

(c) The Purchaser shall (and, as applicable, shall cause the Scout Group to) offer employment to any Person who has the right (or would have the right) pursuant to the provisions of the Federal Leave Acts (and any similar federal, state, or local Law) to return to the employment of Scout and/or Scout Distributors, following the Closing, consistent with the requirements of the Federal Leave Acts and any other applicable Law.

(d) The Purchaser shall (and, as applicable, shall cause the Scout Group to) retain its Continuing Employees for such period as may be necessary, when considered together with any employees discharged by Scout and/or Scout Distributors, prior to the Closing, to avoid, with respect to any facility operated by Scout, Scout Distributors, or the Business: a “plant closing,” “mass layoff,” “layoff,” “relocation” or “termination” of “employees” (as those terms are defined in WARN); or any Liability to the Seller under any applicable Law which could arise from any actual or anticipated termination of employees by the Purchaser or the Scout Group after the Closing.

(e) The Purchaser shall have sole Liability for any severance payments and/or similar obligations that are or may become owed or payable to any employee of Scout and/or Scout Distributors who the Purchaser does not offer employment (or continued employment) with the Purchaser, any of its Affiliates and/or the Scout Group as of, and after, the Closing Date in accordance with this Section 5.10 (including, for the avoidance of doubt, any employee of either Scout Group Member who is an employee of such Scout Group Member as of the date of this Agreement and who is terminated prior to the Closing Date with the prior written consent of the Purchaser, which such consent shall not be unreasonably withheld, conditioned, or delayed), and neither the Seller nor any of its Affiliates shall have any Liability for any such payments or similar obligations. The Seller shall have sole Liability for any severance payments and/or similar obligations that are or may become owed or payable to any employee of either Scout Group Member who is hired by such Scout Group Member following the date hereof and prior to the Closing without the written consent of the Purchaser and whose employment is lawfully terminated by the Purchaser or such Scout Group Member prior to the first anniversary of the Closing Date.

(f) Without limiting Section 5.10(e) above, from and after the Closing Date, the Purchaser shall cause the Scout Group to perform all payment and other obligations of each Scout Group Member under all Contracts with the Continuing Employees that do not terminate upon the Closing, including employment, severance payment and other similar Contracts, including the Contracts listed on Schedule 5.10(f) of the Disclosure Schedule, and, for the avoidance of doubt, except as expressly provided herein, neither the Seller nor any of its

Affiliates shall have any Liability for any such payments or other obligations. Effective as of the Closing Date, the Purchaser shall have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code that will accept the direct rollover of “eligible rollover” distributions (as that term is defined under Section 401(a)(31) of the Code) (including loan promissory notes) from the Seller’s 401(k) Plan with respect to account balances of Continuing Employees. For the avoidance of doubt and notwithstanding anything to the contrary contained herein, the Seller shall pay or cause each Scout Group Member to pay any and all compensation (including salary, bonuses and employee benefits) earned by Continuing Employees for any period ending on or prior to the Closing and neither Purchaser nor any of its Affiliates shall have any liability or responsibility for making any such payments, it being acknowledged and agreed that certain of such payments will be made following the Closing (including in accordance with clause (g) below, the Benefits Side Letter and the Employees Side Letter).

(g) Notwithstanding anything to the contrary contained herein, (i) prior to the Closing, Seller shall terminate or cause Scout to terminate the Scout LTIP and, at or as soon as practicable (but not more than five Business Days) after the Closing, Seller shall pay any and all participant account balances and/or other amounts payable to participants under said plan (whether or not previously vested) in full and final satisfaction of such participants’ rights and interest under and with respect to such plan, (ii) Seller shall have the sole obligation to maintain the account balances of, and make payments to, any Continuing Employees participating in the UMB Financial Corporation Deferred Compensation Plan, which payments shall be made in accordance with the terms of said plan, and (iii) Seller shall have sole responsibility for paying employees/participants of any Scout Group Member in any other Nonqualified Deferred Compensation Plan any amounts due or owing or to become due and owing to such employee/participants under any such other plans. Following the Closing, Scout will provide Seller with employee termination information and such other information as the Seller may reasonably request to enable the Seller to satisfy its payment obligations to Continuing Employees under any Nonqualified Deferred Compensation Plan, including, without limitation, the UMB Financial Corporation Deferred Compensation Plan.

(h) Notwithstanding the foregoing or any contrary provision contained in this Agreement, nothing in this Section 5.10 shall confer any rights or remedies upon any employee or former employee of Scout, Scout Distributors, any Continuing Employee, or upon any other Person other than the parties hereto and their respective successors and assigns, and no provision of this Section 5.10 is intended to amend, or to be an amendment to, any of the Plans.

(i) Between the date of this Agreement and the Closing (or until the earlier termination of this Agreement in accordance with Article IX), the Seller shall, and shall cause the Scout Group and each of its other Affiliates to, use commercially reasonable efforts to lawfully enforce and prosecute all material terms of each employment agreement or similar agreement with employees of Scout or Scout Distributors, including any Key Employee Agreements then in effect, including all material terms relating to post-employment restrictive covenants.

(j) To the extent any of the Retention Arrangements would expire solely as a result of the passage of time between the date hereof and the Closing Date, the Seller shall waive any such expiration until the earlier of the Closing or the termination of this Agreement in accordance with its terms.

(k) The Seller acknowledges and agrees that, effective as of the Closing, the Seller intends for each of the Purchaser and each Scout Group Member to be a third party beneficiary to each of the Contracts set forth on Schedule 3.17(j) of the Disclosure Schedule, with all of the Seller’s rights and benefits thereunder and rights of enforcement attendant thereto.

Section 5.11 Non-Competition; Non-Solicitation.

(a) In order to induce the Purchaser to enter into this Agreement, the Seller agrees and covenants that, during the period beginning at the Closing and ending on the third anniversary of the Closing Date, the Seller shall not (and shall cause its Affiliates not to), directly or indirectly:

(i) operate a business that provides investment management or investment advisory services (whether as a primary manager or adviser or a sub-manager or sub-adviser) to separately managed accounts, mutual funds, or other pooled investment vehicles (a “Competing Business”);

(ii) solicit any Person who was a Client of the Scout Group as of the Closing Date or at any time during the twelve (12) month period prior to the Closing Date (each, a “Restricted Person”) for the provision of Investment Advisory Services as provided by Scout to such Restricted Person on the Closing Date or at any time during the twelve (12) month period prior to the Closing Date (such services as so provided to such Restricted Person, the “Restricted Services”);

(iii) provide Restricted Services to a Restricted Person;

(iv) solicit or induce any Person (other than the Seller and its Affiliates) with the effect or for the purpose of: (A) causing any funds or assets with respect to which Scout provides Investment Advisory Services to be withdrawn from Scout’s provision thereof (other than any such funds or assets of the Seller or any of its Affiliates); (B) causing any Person (other than the Seller and its Affiliates) not to engage Scout or any of its Affiliates to provide Investment Advisory Services for any funds or assets or additional funds or assets; or (C) causing any Person (other than the Seller and its Affiliates) to terminate or diminish its relationship involving Investment Advisory Services with Scout or any of its Affiliates; or

(v) solicit or hire, or attempt to solicit or hire, any Continuing Employee for employment or in any other capacity (including, without limitation, as an independent contractor or consultant); provided, however, that nothing in this clause (v) shall prohibit Seller or any of its Affiliates from: (A) advertising, publishing, or posting open positions in the course of normal hiring practices or otherwise engaging in any other ordinary course hiring practices, such as employee searches by third party search firms, in each case, that are not specifically sent to, or do not specifically target, any Continuing Employees, so long as, subject to clause (B) below, no such Continuing Employee is hired by the Seller or any such Affiliates; or (B) soliciting for employment or hiring any

Continuing Employee who: (x) was terminated by the Purchaser or any of its Affiliates; or (y) has not been employed by the Purchaser or any of its Affiliates for a period of at least six months.

(b) Notwithstanding Section 5.11(a) hereof, in order to induce the Seller to enter into this Agreement, the Purchaser acknowledges, agrees and covenants that: (x) if: (1) any Person obtains direct or indirect control of the Seller in a bona fide transaction pursuant to which such Person or any Affiliate thereof makes a material investment in, or acquires, the Seller (whether by equity purchase, asset purchase, merger, consolidation, or otherwise); and (2) such transaction is not entered into for purposes of evading the provisions of this Section 5.11, then, such Person and each of its Affiliates (other than the Seller and the Persons that were Affiliates of the Seller immediately prior to giving effect to such transaction) shall not be deemed to be an Affiliate of the Seller for purposes of this Section 5.11; and/or (y) neither the Seller nor any of its Affiliates shall be precluded from:

(i) except as expressly prohibited by Section 5.11(a), and otherwise subject to the limitations in this Section 5.11(b), conducting its banking, financing, underwriting, private equity, capital markets, investor services and other activities not involving a Competing Business in the ordinary course of business, it being acknowledged and agreed that, notwithstanding the foregoing or any contrary provision contained in this Agreement (but subject to the proviso below), nothing contained in this Section 5.11 shall restrict, limit, or otherwise adversely affect: (A) Prairie Capital Management from conducting its business, whether directly or through its controlled Affiliates, in a manner consistent with the way in which it conducts its business as of the date of this Agreement; (B) the Seller’s Private Wealth Management business unit from conducting its business in a manner consistent with the way in which it conducts its business as of the date of this Agreement (including complying with the exercise of applicable fiduciary duties which, for the avoidance of doubt, may result in one or more actions referenced in Section 5.11(a)(i) or Section 5.11(a)(iv) above); (C) the Seller’s institutional banking or asset servicing businesses in a manner consistent with the way in which it conducts such business as of the date of this Agreement; and/or (D) the Seller’s ability to provide Investment Advisory Services to those existing clients of the Seller set forth on Schedule 5.11(b)(i)(D) of the Disclosure Schedule; provided, however, that none of the services or other activities referenced in the foregoing clauses (A), (B) and (C) shall, to the extent such services or activities would constitute any part of a Competing Business: (x) be offered or provided to Restricted Persons (except to the extent expressly set forth in clause (B) and only to the extent provided in a manner consistent with the way in which such services or activities are provided as of the date of this Agreement to such Restricted Person); (y) marketed, distributed, or made available through: (I) wire houses or mutual fund platforms; or (II) other third parties with assets under management or assets under administration of $15 billion or greater; or (z) include the creation or manufacture of investment products (including pooled investment vehicles and separate account structures) in respect of investment strategies that are not consistent with the investment strategies offered to institutional clients by Prairie Capital Management, the Seller’s Private Wealth Management business unit and/or the Seller’s institutional banking or asset servicing businesses as of the date of this Agreement; and/or

(ii) acquiring any business or Person (whether by equity purchase, asset purchase, merger, consolidation, or otherwise) that operates a Competing Business, so long as, for the most recent fiscal year ended immediately prior to the date of such acquisition, the revenues or net profits of such business or Person that were derived from the operation of such Competing Business were no more than 25% of the aggregate revenues of such business or Person (and any other business or Person acquired in connection with such transaction) for such fiscal year, and thereafter (in each case) operating the Competing Business that is so acquired; provided, however, that if any such acquisition would not satisfy the requirements in this clause (ii), then, the Seller or the applicable Affiliate thereof may nonetheless consummate such acquisition so long as it enters into a definitive agreement to effect the disposition of the Competing Business so acquired or a portion thereof such that such acquisition would satisfy the requirements set forth in this clause (ii) within 12 months following the completion of such acquisition, and thereafter the Seller uses commercially reasonable efforts to consummate the disposition contemplated by such definitive agreement; and/or

(iii) acquiring, owning, or holding securities of any entity whose securities are listed and traded on a nationally recognized securities exchange; provided that, if the primary business of such entity is to operate a Competing Business, the Seller does not acquire, own, or hold more than 15% of the outstanding Equity Interests of such entity (or warrants or other rights to acquire such Equity Interests).

(c) The Seller acknowledges and agrees that: (i) the covenants of the parties hereto set forth in this Section 5.11 are an essential element of this Agreement and that, but for the agreement of the Seller to comply with these covenants, the Purchaser would not have entered into this Agreement; and (ii) the character, duration and geographical scope of the covenants in this Section 5.11 are reasonable in light of the circumstances as they exist on the date hereof. Notwithstanding the foregoing, if nonetheless any provision (or any part thereof) contained in this Section 5.11 shall for any reason be held invalid, illegal, or unenforceable in any respect, the Seller agrees that, to the extent permitted by applicable Law: (A) such determination shall not affect the validity or enforceability of: (x) the offending term or provision in any other situation or in any other jurisdiction; or (y) the remaining terms and provisions of this Section 5.11 in any situation in any jurisdiction; (B) the offending term or provision shall be modified rather than voided and the Governmental Authority making such determination shall have the power to reduce the scope, duration, or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 5.11 enforceable to the fullest extent permitted by applicable Law; and (C) the restrictive covenants set forth in this Section 5.11 shall be enforceable as so modified.

Section 5.12 Compliance with Section 15(f) of the Investment Company Act.

(a) For a period of three years following the Closing Date, the Purchaser shall not cause, and shall use its reasonable efforts not to permit, any “interested person,” as such term is defined in the Investment Company Act, of Scout to become a member of the Board of Trustees of the Purchaser Trust unless, taking into account such interested person, at least 75% of the members of such Board of Trustees are not interested persons of Scout.

(b) For a period of two years following the Closing Date, the Purchaser shall use commercially reasonable efforts to ensure that there is not imposed on any Purchaser Fund any arrangement of the type described in Section 15(f)(2)(B) of the Investment Company Act that would constitute an “unfair burden” (within the meaning of Section 15(f) of the Investment Company Act) with respect to the Transaction.

Section 5.13 Payments Received. After the Closing, the Seller and the Purchaser shall hold and shall promptly transfer and deliver to the other party, from time to time, as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash or other funds), electronic funds, or similar transfers that they may receive on or after the Closing which properly belongs to the other, and shall account to the other for all such receipts.

Section 5.14 Seed Capital. The Seller and its Affiliates: (a) shall be entitled to withdraw, or otherwise cause to be redeemed, the relevant amounts of Seed Capital (as described opposite the names of each applicable Target Fund on Schedule 5.14 of the Disclosure Schedule) from the relevant Target Funds at or shortly following the Closing; and (b) shall cooperate in good faith with the Purchaser and use commercially reasonable efforts to coordinate the withdrawal or redemption of the Seed Capital with any corresponding action by the Purchaser.

Section 5.15 Expenses.

(a) Except as set forth in Section 5.06 above and Sections 5.15(b) and 5.16(a) below, all fees and out-of-pocket expenses incurred in connection with the negotiation and performance of this Agreement, the Ancillary Agreements, the Reorganizations and the Transaction, including of outside counsel, registered independent public accounting firms, investment bankers, brokers, finders and other consultants, will be paid or provided by the party employing such Person. For the avoidance of doubt, the Seller shall be responsible for all Transaction Expenses.

(b) Notwithstanding Section 5.15(a) and Section 5.04(c), the Seller and the Purchaser shall each pay, promptly following the submission of reasonably detailed invoices relating thereto, whether or not the Reorganizations occur, for 50% of all reasonable and documented out-of-pocket expenses incurred in connection with soliciting Consents from mutual funds, as follows:

(i) in the case of the Target Funds and the Eagle Funds, in connection with the preparation and filing of N-14 Registration Statements (including all SEC filing fees, legal fees, audit fees and accounting fees relating to the Reorganizations);

(ii) in the case of the Target Funds and the Eagle Funds, all solicitation costs (including the expenses associated with printing and mailing of N-14 Registration Statements and the fees and expenses of any proxy solicitation firm retained in connection with obtaining all applicable approvals, including all Target Fund Shareholder Approvals and shareholder approvals in respect of the applicable Eagle Funds in connection with the Eagle Funds Reorganization);

(iii) in the case of the Target Funds and the Eagle Funds, any trading costs incurred in connection with the Reorganizations; and

(iv) in the case of the Subadvised U.S. Registered Funds, in connection with seeking the Consent from the trustees thereof and in connection with the preparation, filing and printing and mailing costs to be reimbursed to or paid on behalf of such Subadvised U.S. Registered Fund associated with any information statements and other materials that may be required to be provided to investors in such Subadvised U.S. Registered Fund (but not for any solicitation of consents from any shareholders of such Funds);

provided, however, that, notwithstanding the foregoing or any contrary provision contained in this Agreement, in the event that the Purchaser ceases to pursue a Reorganization of any Eagle Fund, then, the Seller shall no longer be obligated to pay for any future expenses incurred by the Purchaser in connection with its activities relating to such Eagle Fund.

Section 5.16 Insurance; Etc.

(a) The Purchaser hereby agrees: (i) to obtain the D&O Insurance and the E&O Insurance prior to the Closing Date; and (ii) to maintain the D&O Insurance and the E&O Insurance until the sixth anniversary of the Closing Date; provided that each of the Purchaser and the Seller will pay 50% of the cost of obtaining and maintaining such insurance, with the Seller reimbursing the Purchaser for the Seller’s share of such costs promptly following the submission of reasonably detailed invoices relating thereto. The Purchaser hereby agrees, from and after the Closing Date, subject to the Purchaser’s right to indemnification under Article VIII (to the extent applicable), to cause each Scout Group Member to honor any and all rights to indemnification and/or exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date now existing in favor of any current and/or former Related Person of such Scout Group Member as and to the extent provided in its Organizational Documents as in effect on the date hereof.

(b) The provisions of this Section 5.16 are intended to be in addition to the rights otherwise available to any Person (a “Covered Person”) entitled to: (i) D&O Insurance; (ii) E&O Insurance; and/or (iii) indemnification and/or exculpation pursuant to clause (a) above, by Law, Organizational Document, or Contract, and shall operate for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and their respective representatives. In the event that, after the Closing Date, the Purchaser is acquired, merges, or sells substantially all of its assets to a third party, proper provision shall be made so that the successors and assigns of the Purchaser assume the obligations of this Section 5.16. The provisions of this Section 5.16 are: (A) intended to be for the benefit of, and shall be enforceable by, each Covered Person; and (B) in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have.

Section 5.17 Records; Retention. After the Closing Date, upon reasonable notice, the Purchaser shall cause the Scout Group to afford Seller, its Affiliates and their respective representatives reasonable access to, and the right to make copies and extracts (at the Seller’s expense) from, the books, records and other data in the Scout Group’s possession relating to the Scout Group, the Assets and the Business with respect to periods prior to the Closing Date to the extent that such access may be reasonably requested by any such Person for any bona fide business purpose, including to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against the Seller or its Affiliates; provided, however, that, any such access or furnishing of information shall be conducted during normal business hours and in such a manner as not to unreasonably interfere with the normal operations of the Scout Group or the Business. Notwithstanding the foregoing or any contrary provision contained in this Agreement, neither the Purchaser nor either Scout Group Member shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Scout Group’s Clients or the clients of customers of the Purchaser or any of its Affiliates, jeopardize the attorney-client privilege of the Purchaser, the Scout Group, or any of their respective Affiliates, contravene any applicable Law or binding Contract or make available or provide access to any Tax Return filed by the Purchaser or any of its Affiliates, except to the extent such Tax Return relates to the Scout Group (provided that upon the reasonable request of the Seller, the Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to remove any impediments to such access being granted or such information being furnished or made available to the Seller without so violating or jeopardizing any rights, jeopardizing any privilege, or contravening applicable Law or any such Contract, including by entering into a mutually acceptable and customary joint defense or common interest agreement with the Seller). The Purchaser agrees that for a period of six years following the Closing Date, the Purchaser shall cause the Scout Group not to destroy or otherwise dispose of any such books, records or data in its possession without: (a) giving the Seller at least 45 days’ prior written notice of such intended disposition; and (b) offering to deliver to the Seller, at the Seller’s expense, custody of any or all of the books, records and data that Scout intends to destroy.

Section 5.18 UMB Name. Each of the Purchaser and Raymond James hereby acknowledges and agrees that nothing in this Agreement grants or shall be deemed to grant to the Purchaser or Raymond James the right to use or any interest in the name “UMB,” or any trademark, trade name, service mark, or other similar mark or similar right which is a derivative of the name “UMB.” Each of the Purchaser and Raymond James shall not (and shall cause their Affiliates, including following the Closing after a reasonable transition period not to exceed thirty (30) days from the Closing Date, the Scout Group, to not) use any stationery, advertising materials or other printed materials that include the word “UMB” or contain any trademarks, trade names, service marks or corporate or business names, derived from or including the word “UMB” (in logotype design or any other style or design) in whole or in part.

Section 5.19 Interim Reports. The Seller hereby agrees to provide to the Purchaser, solely to the extent relating to the Scout Group or the Business: (a) promptly following the preparation thereof, copies of: (i) any regularly prepared periodic financial statements and management reports; and (ii) any other filing prepared for any Governmental Authority, regardless of whether or not it is prepared periodically; and (b) by not later than the 15th day of each month, and prepared in each case as of the last day of prior calendar month: (i) an updated schedule of fee run rate revenue by fund and client account; (ii) an updated schedule in reasonable detail containing the information set forth in Schedule 3.12(a) of the Disclosure Schedule and also including the Revenue Run-Rate for each Client as of such date, which shall be prepared on the basis of the definition of Adjusted Assets Under Management, and indicating which Clients set forth thereon are Consenting Clients as of such date (provided that, during the month prior to, and the month during which, the Closing is anticipated to occur, such schedule shall be provided on a bi-weekly basis); and (iii) a schedule in reasonable detail of the adjusted EBITDA for the Scout Group.

Section 5.20 Termination of Contracts. Upon the written request of the Purchaser, the Seller shall, and shall cause the Scout Group to, use commercially reasonable efforts to terminate those Contracts set forth on Schedule 5.20 of the Disclosure Schedule as of the Closing Date.

Section 5.21 Kansas City Lease. At the Closing, Seller shall cause UMB Bank, N.A. and Scout to enter into and deliver to Purchaser in a form reasonably acceptable to the Purchaser, an amendment of the Kansas City Lease, which shall provide that, as of the Closing Date: (i) the term of the Kansas City Lease shall be month-to-month for a period not longer than thirty (30) months following the Closing Date; (ii) Scout shall have the right, without payment or penalty, to terminate the Kansas City Lease on not less than thirty (30) days’ prior written notice to UMB Bank, N.A.; (iii) any provisions of the Kansas City Lease which require revision due to the amendments in clauses (i) and (ii) above shall also be amended, as applicable; and (iv) except as set forth in clauses (i) – (iii) above, all other terms of the Kansas City Lease shall remain in full force and effect and unamended.

Section 5.22 Intellectual Property. The Seller shall, prior to the Closing, cause all of its or any of its Affiliates’ rights, title and interest in and to the items listed on Section 5.22 of the Disclosure Schedule, together with the goodwill of the business symbolized by such marks, and any pending trademark applications, to be assigned to Scout. The Seller shall, at its sole expense, record all such assignments of trademarks with the U.S. Patent and Trademark Office or Canadian Intellectual Property Office, as appropriate, within 15 Business Days of the Closing Date. Prior to the Closing, the Seller shall, and shall cause its Affiliates to, transfer and assign to Scout all of their respective rights to all licenses and other interests in, and other Contracts relating to, the Owned Intellectual Property. Promptly (but no later than 30 days) following the date of this Agreement, Scout shall complete and file an application for trademark registration for the name set forth on Schedule 3.14(d) of the Disclosure Schedule with the United States Patent and Trademark Office for International Class 36.

Section 5.23 Incentive Bonuses. Immediately prior to the Closing (but not sooner than the day prior to the Closing), the Seller shall cause the Scout Group to pay, to all applicable employees of the Scout Group, the amount of all employee incentive compensation accrued by the Scout Group with respect to its employees as of the Business Day immediately prior to the Closing Date, in each case such accruals to be determined: (a) to the extent such incentive compensation is determined based on a mathematical formula in respect of investment performance, in accordance with such formula(s) as set forth in the applicable Plan (except for the Persons set forth on Exhibit D, which shall be determined in accordance with the respective Key Employee Agreement, provided further that for any formula therein based on AUM at Closing, the applicable AUM shall be determined as of December 31, 2016 in lieu of the date provided in such Key Employee Agreement), in each case as determined based on the actual investment performance measured in the applicable measurement period from the beginning of such period to the date of determination, which shall be a date as close as practicable to the

Closing Date; (b) to the extent such incentive compensation is not determined based on a mathematical formula in respect of investment performance (or to the extent any portion or element of a formula-based incentive is not based on a mathematical formula) or based on a revenue, EBITDA or other financial metric, then, at a minimum, by reference to the total amount of incentive compensation paid to the applicable employee, on an individual basis, in the fiscal year occurring prior to the fiscal year in which the Closing occurs (or such amount of compensation paid in respect of any such portion or element of a formula-based incentive in such fiscal year); and (c) to the extent such incentive compensation is based on any revenue, EBITDA or other financial metric, in accordance with and consistent with the past practice of the Scout Group in respect of periodic accruals (which accruals shall be made for all periods, including partial periods, beginning on January 1 of the fiscal year in which the Closing occurs and ending on the day prior to the Closing whether or not consistent with past practice); provided that in each case: (i) to the extent such incentive compensation is determined under the applicable Plan or other arrangement as an amount in respect of a full fiscal year, such amount shall be pro-rated based on the number of days that have elapsed as of the Closing Date in the applicable fiscal year period in which the Closing occurs; and (ii) the Seller shall remit all applicable amounts for employer taxes, FICA, FUTA and similar amounts. For the avoidance of doubt, such payment shall not include any amounts payable in connection with the Retention Arrangements. To the extent the Closing occurs following the date on which incentive compensation in respect of 2017 is payable, the Seller shall cause the Scout Group to pay all such incentive compensation in accordance with the Plans (except for the Persons set forth on Exhibit D, which shall be determined in accordance with the respective Key Employee Agreement, provided further that for any formula therein based on AUM at Closing, the applicable AUM shall be determined as of December 31, 2016 in lieu of the date provided in such Key Employee Agreement) and in the ordinary course of business consistent with past practice.

Section 5.24 Eagle Funds. The Purchaser and its Affiliates shall use their reasonable best efforts to obtain in accordance with the Investment Company Act, as promptly as practicable following the date hereof, the approval by the board of trustees of each Eagle Fund of the Eagle Funds Plan of Reorganization and the transactions contemplated thereby, in each case to the extent contemplated on Exhibit B-2. To the extent such approval by the board of trustees of each Eagle Fund has been obtained in accordance with the immediately preceding sentence, the Purchaser and its Affiliates shall use their reasonable best efforts to cause the applicable Eagle Fund to obtain in accordance with the Investment Company Act, as promptly as practicable following the date of the applicable Eagle Fund board approval, the approval by the shareholders of such Eagle Fund of the Eagle Funds Plan of Reorganization and the transactions contemplated thereby, in each case to the extent contemplated on Exhibit B-2.

Section 5.25 Certain Matters. Prior to the Closing:

(a) The Seller shall: (i) cause Scout to assign to the Seller all of its rights and obligations under the Contracts listed on Schedule 5.25 of the Disclosure Schedule, and the Seller shall accept and assume all such rights and obligations; and (ii) obtain all consents and approvals necessary for such assignments, and, as of and following the Closing, no Scout Group Member shall have any Liability in respect of such Contracts.

(b) The Purchaser shall cooperate with the Seller in order to effect the substitution of the Purchaser, in lieu of the Seller, as the guarantor under the Brookfield Lease (as defined and further described on Schedule 3.04 of the Disclosure Schedule) for which the Seller serves as guarantor as of the date hereof.

(c) The Seller shall have the right to remove, in a reasonable manner, from the premises that is the subject of the Kansas City Lease, as amended in accordance with Section 5.21 above: any furniture and artwork located in such premises, it being acknowledged and agreed that: without the prior written consent of the Purchaser, Seller shall not remove any such furniture or artwork until the date of termination of such Kansas City Lease (or such earlier date on which the Scout Group has vacated such space).

(d) Prior to the Closing, the Seller shall transfer and assign to Scout all of its rights and interests in any computers, computer hardware, servers and similar types of computer equipment used by a Scout Group Member whether or not located in a premises occupied by a Scout Group Member (including the premises that is the subject of the Kansas City Lease) (or any offsite location to the extent applicable to such premises), or otherwise not owned by such Scout Group Member as of the date of this Agreement; provided that the Seller and the Purchaser hereby acknowledge and agree that the Seller shall not be required to transfer or assign to Scout any: (i) servers used by any Scout Group Member to the extent that such servers are: (A) not located on such premises but are located at an offsite location; and (B) also used by the Seller and/or any of its Affiliates (other than any Scout Group Member); and/or (ii) computer equipment (which, for the avoidance of doubt, shall not include the desktop computers) relating to network connectivity with the network of the Seller and/or any of its Affiliates (other than any Scout Group Member); provided further that prior to the Closing, the Seller shall continue to provide each of the foregoing in the ordinary course of business consistent with past practice and shall only terminate access to any of the foregoing in accordance with a transition plan to be agreed by the Seller and the Purchaser promptly following the date of this Agreement.

Section 5.26 Target Funds Plan of Reorganization. Promptly following the date hereof, the Purchaser and the Seller shall reasonably cooperate in preparing and finalizing the form of the Target Funds Plan of Reorganization, which shall be mutually agreed by the Purchaser and the Seller, to be presented to the board of trustees for the Target Funds, on the terms set forth in Exhibit B-1 and otherwise on customary and market terms.

ARTICLE VI TAX MATTERS

Section 6.01 Tax Returns; Tax Audits.

(a) The Seller Group shall include the income of the Scout Group on the Seller Group’s consolidated federal income Tax Return, and any similar state and local income Tax Returns, through the end of the Closing Date and shall timely pay all Taxes attributable to such income. The Purchaser shall furnish the Scout Group’s Tax information to the Seller for inclusion in such Tax Returns for the period that includes the Closing Date in accordance with the Seller’s past custom and practice.

(b) All Tax Returns relating to a Scout Group Member with respect to a Pre-Closing Tax Period (other than a Straddle Period) shall be prepared by the Seller in a manner consistent with the past practices of such Scout Group Member unless otherwise required by applicable Law. To the extent that a position reflected on any such Tax Return could affect the Taxes of a Scout Group Member or Purchaser in a tax period (or portion thereof) beginning after the Closing Date, Seller shall deliver a copy of: (i) each such Tax Return (together with all supporting documentation and work papers), if such Tax Return is a stand-alone Tax Return of a Scout Group Member; or (ii) otherwise, a pro forma copy of the portion of such Tax Return and supporting documentation and work papers relating to the Scout Group Members, to the Purchaser, and the Purchaser shall have the right to review and comment on any such Tax Return at least 30 days prior to the filing of such Tax Return. The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return by the Purchaser; provided that if the parties hereto are unable to resolve such issues, the dispute resolution of Section 6.09 shall apply. The Seller shall timely file all such Tax Returns and shall timely pay all Taxes shown as due thereon.

(c) All Tax Returns relating to a Scout Group Member with respect to a Straddle Period shall be prepared by the Purchaser in a manner consistent with the past practices of such Scout Group Member unless otherwise required by applicable Law or this Agreement. To the extent reasonably likely to affect the Tax liability of the Seller or any of its Affiliates, the Seller shall have the right to review and comment on any such Tax Return at least 30 days prior to the filing of such Tax Return (provided that if the due date of any such Tax Return is within 30 days following the Closing Date, Purchaser shall provide such Tax Return to Seller for its review and comment as promptly as practicable following the Closing Date). The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return by the Seller; provided that if the parties are unable to resolve such issues, the dispute resolution of Section 6.09 shall apply. Seller shall pay to Purchaser the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date as determined pursuant to Section 6.05 prior to the due date for the filing of the related Tax Return (giving effect to any valid extensions thereof).

(d) The Seller shall have the right to control the conduct of any Tax audit, examination, or judicial or administrative proceeding relating to the Scout Group regarding Taxes (a “Tax Claim”) for any Pre-Closing Tax Period for which the Seller may have Liability unless the Seller provides written notice of its intent not to control such Tax Claim to the Purchaser within 30 days of receiving notice of such Tax Claim from Purchaser. The Purchaser shall have the right to control all other Tax Claims, including Tax Claims for which Seller elects not to assume the defense in accordance with this Section 6.01(d). The Purchaser shall (and shall cause the Scout Group to) take all actions reasonably required to allow the Seller to exercise its rights under this clause (d). Except with respect to a Tax Claim that the Seller had a right to control but did not assume the defense of such Tax Claim in accordance with this Section 6.01(d), the party that is controlling the Tax Claim relating to a Pre-Closing Tax Period pursuant to this Section 6.01(d) (the “Controlling Party”) shall provide the other party (the “Non-Controlling Party”) with notice reasonably in advance of, and the Non-Controlling Party shall have the right, at its expense, to participate in such Tax Claim to the extent allowed by Law including the right to attend any meetings with a Governmental Authority (including meetings with examiners) or hearings or proceedings before any Governmental Authority to the extent they relate to such Tax Claim and the right to be kept informed of material developments and to receive copies of all material communications to the extent they relate to such Tax Claim, and the Controlling Party shall not settle or otherwise dispose of any such Tax Claim without the prior written consent of the Non-Controlling Party, not to be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, Seller shall not be entitled to receive any information with respect to any Tax Claim or to participate in any Tax Claim that it had a right to control but did not assume the defense of in accordance with this Section 6.01(d), and Purchaser shall be permitted to settle any such Tax Claim within its sole and absolute discretion. For the avoidance of doubt, in the event that any conflict arises between the provisions of this Section 6.01(d) and the provisions of Section 8.05, the provisions of this Section 6.01(d) shall govern.

Section 6.02 Tax Cooperation and Exchange of Information. The parties hereto shall provide one another with such cooperation and information as any of them reasonably may request of the other(s) (and the Purchaser shall cause the Scout Group to provide such cooperation and information) in filing any Tax Return, amended Tax Return, or claim for refund, determining a Liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The parties hereto shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.02. Each of the parties hereto shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Scout Group for any taxable period that includes the Closing Date and for all prior taxable periods until the later of: (a) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions; or (b) six years following the due date (without extension) for such Tax Returns. After such time, before either party hereto shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party hereto shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 6.02 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 6.03 Post-Closing Tax Actions.

(a) Seller shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to a Scout Group Member relating to a Pre-Closing Tax Period, without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Except as otherwise required by Law, the Purchaser shall not, and shall not permit a Scout Group Member or any of its Affiliates to, amend any Tax Return of the Scout Group Member with respect to a Pre-Closing Tax Period without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Any Tax refund, credit, or similar benefit that is received by the Purchaser or the Scout Group, and any amounts credited against Tax to which the Purchaser or the Scout Group become entitled, that relate to the Scout Group for a Pre-Closing Tax Period shall be for the account of the Seller, except to the extent taken into account in Working Capital, as finally determined, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit, net of any Taxes imposed on receipt of such refund or credit, for which the Seller is entitled to, within 30 days after receipt of such refund or after the relevant Tax Return is filed in which the credit is applied against Purchaser’s or the Scout Group’s Liability for Taxes. All other refunds, credits or similar benefits shall be for the account of Purchaser.

(c) Any powers of attorney granted by either Scout Group Member prior to the Closing relating to Taxes will terminate and be of no effect following the Closing.

Section 6.04 Conveyance Taxes. Any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the Transaction shall be allocated equally between the Seller, on the one hand, and the Purchaser, on the other hand. The party that is legally required to file Tax Returns with respect to Transfer Taxes shall file all such Tax Returns, and the parties hereto agree to cooperate in the execution and delivery of all instruments and certificates with respect to the preparation and filing of Conveyance Taxes.

Section 6.05 Apportionment of Taxes.

(a) In the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts of the Scout Group that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Scout Group holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of the Scout Group that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the entire Straddle Period.

(b) To the extent permitted under applicable Law, Seller and Purchaser shall (i) take all actions reasonably necessary to terminate the taxable year of the Scout Group on the Closing Date and (ii) to the extent any such taxable year is terminated on the Closing Date, cause the Scout Group to file all Tax Returns for the period including the Closing Date on the basis that the relevant taxable period ended as of the close of business on the Closing Date.

Section 6.06 Tax Election. The Seller and the Purchaser shall make an election under Section 338(h)(10) of the Code and the Regulations promulgated thereunder (and any corresponding elections under state or local Tax Law) (collectively, the “Tax Election”) with respect to the sale and purchase of the Scout Stock under this Agreement. The Seller shall pay any Tax attributable to the making of the Tax Election. The Tax Election shall be made in accordance with the Regulations promulgated under the Code and the procedures and provisions relating thereto and the Schedules attached hereto, and the Seller and the Purchaser shall take all necessary steps to timely and properly make a Tax Election in accordance with applicable Law.

The parties hereto shall cooperate fully with each other and make available to each other such Tax data and other information as may be reasonably required by the Seller or the Purchaser in order to timely file the Tax Election. Neither the Seller nor the Purchaser shall take any position in any Tax Return or any Tax proceeding that is inconsistent with the validity of the Tax Election.

Section 6.07 Purchase Price Allocation. The parties hereto agree that the consideration to be paid pursuant to this Agreement and other items properly includible in the deemed sales price of the Assets of the Scout Group pursuant to the Tax Election shall be allocated, for Tax purposes, among the Assets of the Scout Group in a manner consistent with the provisions of Section 338 and Section 1060 of the Code and all Regulations promulgated thereunder and Schedule 6.07 of the Disclosure Schedule hereto. Each of the parties hereto shall report the Transaction in a manner consistent with Schedule 6.07 of the Disclosure Schedule for all Tax purposes and none of them shall take any position in any Tax Return that is inconsistent therewith unless otherwise required by applicable Law. Each of the parties hereto agrees to cooperate in good faith to agree within 120 days of the Closing Date on the applicable allocation of the consideration paid pursuant to this Agreement.

Section 6.08 Termination of Existing Tax Sharing Agreements. All Liabilities and rights between any member of the Seller Group, on the one hand, and the Scout Group Members, on the other hand, under any Tax Sharing Agreement in effect on or prior to the Closing Date shall cease and terminate as of the Closing Date, and the Scout Group Members shall have no Liability with respect to any such Tax Sharing Agreement following the Closing.

Section 6.09 Tax Dispute Resolution. Except as otherwise provided, with respect to any dispute or a disagreement relating to Taxes between the parties hereto, the parties hereto shall cooperate in good faith to resolve such dispute between them; provided that if the parties hereto are unable to resolve such dispute, the parties hereto shall submit the dispute to the Independent Accountants for resolution, which resolution shall be final, conclusive and binding on the parties hereto. The fees and expenses relating to any dispute as to the amount of Taxes owed by either of the parties hereto shall be shared equally by the Purchaser and the Seller.

Section 6.10 Consolidated Return Elections. Seller shall make or refrain from making (or cause its Affiliates to make or refrain from making), as applicable, any Tax elections (including on a protective basis) so that the Scout Group shall suffer no reduction in Tax basis or other attributes pursuant to Regulation Section 1.1502-36.

ARTICLE VII CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions, any of which may be waived (to the extent permitted by applicable Law) in writing by the Seller, in whole or in part:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article IV, disregarding any qualifications or limitations set forth in such representations or warranties as to materiality, Purchaser Material Adverse Effect, or any other similar qualifier contained in such representations and warranties shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date except: (i) to the extent that any such representation or warranty refers to a specified date, in which event such representation and warranty shall be true and correct as of such specified date; and (ii) where the failure of such representations and warranties to be so true and correct, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Covenants. The Purchaser shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. The Purchaser shall have delivered to the Seller a certificate, dated as of the Closing Date, signed by an authorized officer of the Purchaser confirming the satisfaction of the conditions contained in Sections 7.01(a) and (b).

(d) Closing Deliveries. The Purchaser shall have delivered or caused to be delivered to the Seller the deliverables identified in Section 2.05.

(e) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary, or permanent) that has the effect of making the Transaction illegal or otherwise restraining, enjoining, or otherwise prohibiting the consummation of the Transaction.

(f) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall: have occurred from the date of this Agreement through the Closing Date; and continue to be in effect.

(g) HSR Act. The applicable waiting period under the HSR Act with respect to the Transaction shall have expired or been terminated.

(h) Closing Date Revenue Run-Rate. The Closing Date Revenue Run-Rate shall be equal to or greater than 65% of the Baseline Revenue Run-Rate.

(i) Key Target Funds. Each of the Key Target Funds shall be a Consenting Client.

For the avoidance of doubt, and notwithstanding any contrary provision contained in this Agreement, the Eagle Fund Reorganizations are not, individually or in the aggregate, a condition to the Seller’s obligation to consummate the transactions contemplated by this Agreement.

Section 7.02 Conditions to Obligations of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction of each of the following conditions, any of which may be waived (to the extent permitted by applicable Law) in writing by the Purchaser, in whole or in part:

(a) Representations and Warranties.

(i) Other than the Seller Fundamental Representations and the Seller Special Representations, the representations and warranties of the Seller set forth in Article III disregarding any qualifications or limitations set forth in such representations or warranties as to materiality, a Seller Material Adverse Effect, or any other similar qualifier contained in such representations and warranties, as the case may be, shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except: (A) to the extent that any such representation or warranty refers to a specified date, in which event such representation and warranty shall be true and correct as of such specified date; and (B) where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(ii) The Seller Fundamental Representations and the Seller Special Representations shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent that any such representation or warranty refers to a specified date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date.

(b) Covenants. Each of the Seller and the Scout Group Members shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. The Seller shall have delivered to the Purchaser a certificate, dated as of the Closing Date, signed by an authorized officer of the Seller confirming the satisfaction of the conditions contained in Sections 7.02(a) and (b).

(d) Closing Deliveries. The Seller shall have delivered to the Purchaser the deliverables identified in Section 2.04.

(e) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary, or permanent) that has the effect of making the Transaction illegal or otherwise restraining, enjoining, or otherwise prohibiting the consummation of the Transaction.

(f) No Seller Material Adverse Effect. No Seller Material Adverse Effect shall: have occurred from the date of this Agreement through the Closing Date; and continue to be in effect.

(g) HSR Act. The applicable waiting period under the HSR Act with respect to the Transaction shall have expired or been terminated.

(h) Closing Date Revenue Run-Rate. The Closing Date Revenue Run-Rate shall be equal to or greater than 75% of the Baseline Revenue Run-Rate.

(i) Contribution. The Contribution shall have been consummated and Scout Distributors shall be a direct wholly owned subsidiary of Scout.

(j) Key Target Funds. Each of the Key Target Funds shall be a Consenting Client.

For the avoidance of doubt, and notwithstanding any contrary provision contained in this Agreement, the Eagle Fund Reorganizations are not, individually or in the aggregate, a condition to the Purchaser’s obligation to consummate the transactions contemplated by this Agreement.

ARTICLE VIII INDEMNIFICATION

Section 8.01 Survival. The covenants set forth in this Agreement to be performed on or prior to the Closing Date and, except as provided below, all of the representations and warranties in this Agreement shall survive the Closing for a period of 18 months following the Closing Date. The covenants set forth in this Agreement that contemplate performance after the Closing shall survive the Closing without limit as to time except as they may be limited by a specific period of time expressly set forth therein. Notwithstanding the foregoing: (a) the: (i) Seller Fundamental Representations (except as set forth in clause (c) below) and the Purchaser Fundamental Representations; and (ii) indemnities provided by the Seller pursuant to Section 8.02 (other than Section 8.02(a) and Section 8.02(c)) and by the Purchaser pursuant to Section 8.03(b), shall survive the Closing indefinitely, and the Seller and the Purchaser, as the case may be, may bring a Claim in respect thereof at any time in accordance with this Article VIII; (b) the Seller Special Representations shall survive the Closing for a period of 36 months following the Closing Date; and (c) the representations and warranties contained in Section 3.18 (Taxes), and the indemnification obligations set forth in Section 8.02(c) shall survive the Closing until 90 days after the expiration of the applicable statute of limitations (giving effect to any extensions thereof). An Indemnified Party shall provide the Indemnifying Party notice of any Claim for Damages (other than De Minimis Damages) specifying the factual basis of the Claim in reasonable detail, as well as the amount claimed (if any), within the applicable survival period as defined in this Section 8.01. The failure to give such notice shall relieve the Indemnifying Party of its Liability under this Article VIII if such notice is not delivered by the Indemnified Party by the end of any applicable survival period set forth in this Section 8.01; provided, however, that, if written notice of a Claim has been provided to the Indemnifying Party in accordance with the terms hereof prior to the expiration of the applicable survival period set forth in this Section 8.01, then, such Claim shall survive until such Claim has been finally resolved.

Section 8.02 Obligations of the Seller. Subject to the limitations set forth in Section 8.04, from and after the Closing Date, the Seller shall indemnify, defend and hold harmless, without duplication, the Purchaser, its Affiliates and subsidiaries, the Purchaser Trust, the Purchaser Funds, their respective successors and assignees and each Person serving as a director, partner, manager, trustee, officer, employee, stockholder, member, agent, or representative of any of the foregoing (each, individually, a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”) from and against all Damages (other than De Minimis Damages) arising out of or resulting from:

(a) any breach of any representation or warranty made by the Seller in Article III, or the certificate delivered pursuant to Section 7.02(c);

(b) any breach of or failure to perform or comply with any covenant or agreement of the Seller made in this Agreement; or

(c) any Taxes: (i) imposed on the Scout Group Members with respect to all Pre-Closing Tax Periods of the Scout Group Members; (ii) of any member of an Affiliated Group of which either Scout Group Member is or was a member on or prior to the Closing Date, including pursuant to Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; (iii) related to or arising from the Tax Election; (iv) of a third party for which either Scout Group Member becomes liable as a transferee or successor, by contract, or otherwise, relating to an event or transaction occurring before the Closing, in each case except to the extent taken into account in Working Capital, as finally determined;

(d) any Transaction Expenses;

(e) the Nonqualified Deferred Compensation Plans and/or the satisfaction of any and all payments required to be made under the Nonqualified Deferred Compensation Plans in accordance with their terms and the provisions of Section 5.10(g);

(f)(i) the activities, operations or conduct of business of Scout Distributors prior to the Closing or (ii) the Contribution; or

(g) the Specified Contracts.

Section 8.03 Obligations of the Purchaser. Subject to the limitations set forth in Section 8.04, from and after the Closing Date, the Purchaser shall indemnify, defend and hold harmless, without duplication, the Seller, the Trust, their respective Affiliates and subsidiaries, their respective successors and assignees and each Person serving as a director, partner, manager, trustee, officer, employee, stockholder, member, agent, or representative of any of the foregoing (each, individually, a “Seller Indemnified Party,” and, collectively, the “Seller Indemnified Parties”) from and against all Damages (other than De Minimis Damages) arising out of or resulting from:

(a) any breach of any representation or warranty made by the Purchaser in Article IV, or the certificate delivered pursuant to Section 7.01(c); or

(b) any breach of or failure to perform or comply with, any covenant or agreement of the Purchaser in this Agreement.

Section 8.04 Limitations; Exclusive Remedy. Notwithstanding any contrary provision contained in this Agreement:

(a) With respect to Damages arising under:

(i) (A) Section 8.02, the Seller shall not be liable to indemnify any Purchaser Indemnified Parties for any De Minimis Damages; and

(B) Section 8.03, the Purchaser shall not be liable to indemnify any Seller Indemnified Parties for any De Minimis Damages; and

(ii) (A) subject to clause (B) below, Section 8.02(a), except for the Seller Fundamental Representations, the Seller Special Representations, or in the case of Fraud, intentional misrepresentation, or willful misconduct, the Seller shall not be liable to indemnify any Purchaser Indemnified Parties until the total of all Damages (other than De Minimis Damages) for which indemnity is available under Section 8.02(a) exceeds $1,000,000, and then only for the amount by which such Damages exceed $1,000,000;

(B) Section 8.02(a) in respect of the Seller Special Representations (other than in respect of the last sentence of Section 3.12(b)(ii), for which there shall be no deductible), the Seller shall not be liable to indemnify any Purchaser Indemnified Parties until the total of all Damages (other than De Minimis Damages) for which indemnity is available under Section 8.02(a) in respect of the Seller Special Representations exceeds $500,000, and then only for the amount by which such Damages exceed $500,000; and

(C) Section 8.03(a), except for the Purchaser Fundamental Representations, or in the case of Fraud, intentional misrepresentation, or willful misconduct, the Purchaser shall not be liable to indemnify any Seller Indemnified Parties until the total of all Damages (other than De Minimis Damages) for which indemnity is available under Section 8.03(a) exceeds $1,000,000, and then only for the amount by which such Damages exceed $1,000,000; and

(iii) (A) subject to clause (B) below, Section 8.02(a), except for the Seller Fundamental Representations, the Seller Special Representations, or in the case of Fraud, intentional misrepresentation, or willful misconduct, the maximum Liability of the Seller to the Purchaser Indemnified Parties for all Damages (other than De Minimis Damages) shall not exceed an aggregate amount equal to the Cap;

(B) Section 8.02(a) in respect of the Seller Special Representations, the maximum Liability of the Seller to the Purchaser Indemnified Parties for all Damages (other than De Minimis Damages) in respect of the Seller Special Representations shall not exceed an aggregate amount equal to the Special Cap; and

(C) Section 8.03(a), except for the Purchaser Fundamental Representations, or in the case of Fraud, intentional misrepresentation, or willful misconduct, the maximum Liability of the Purchaser to the Seller Indemnified Parties for all Damages (other than De Minimis Damages) shall not exceed an aggregate amount equal to the Cap.

(b) No Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliates has been actually reimbursed for such amount under any other provision of this Agreement or any Ancillary Agreement.

(c) The amount of any Damages incurred by any Indemnified Party shall be reduced by any amount received by such Indemnified Party with respect thereto: (i) under any insurance coverage in effect and applicable to such Damages net of any reasonable and documented expense actually incurred by such Indemnified Party in collecting such amount; and (ii) from any other Person alleged to be responsible therefore, net of any reasonable and documented expense actually incurred by such Indemnified Party in collecting such amount. If an Indemnified Party receives an amount pursuant to the foregoing with respect to any Damages at any time subsequent to any indemnification provided such Indemnified Party pursuant to this Article VIII, then, such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount received by the Indemnified Party, net of any reasonable and documented unreimbursed expense actually incurred by the Indemnified Party in collecting such amount. For the avoidance of doubt, no Indemnified Party shall be required to seek or request any recovery or to recover any amounts recoverable under insurance policies or other applicable third party sources of recovery with respect to any Damages for which indemnification is provided under this Article VIII.

(d) The Seller and the Purchaser shall cooperate with each other with respect to resolving Damages with respect to which the Seller or the Purchaser is obligated to provide indemnification under this Article VIII.

(e) Any Liability of an Indemnifying Party for any Damages shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant, or agreement of this Agreement.

(f) Except in the case of Fraud, intentional misrepresentation, or willful misconduct, from and after the Closing Date, the exclusive remedy for any Indemnified Party for Damages shall be the indemnification provided under this Article VIII. Nothing contained in this Agreement shall negate a Claim of Fraud, intentional misrepresentation, or willful misconduct against the Seller or the Purchaser, as applicable, with respect to the representations made by the Seller or the Purchaser, as applicable, in this Agreement, and for the avoidance of doubt, each warranty made by the Seller or the Purchaser, as applicable, in this Agreement shall be deemed to be a representation made by such Person for purposes of the foregoing.

(g) Notwithstanding any contrary provision contained in this Agreement, the rights of the parties under this Article VIII shall not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, including with respect to any of the representations and warranties set forth in this Agreement.

(h) For purposes of this Article VIII: (i) other than in the case of any Seller Fundamental Representation and/or Purchaser Fundamental Representation, any inaccuracy in or breach of any representation or warranty; and (ii) the calculation of Damages relating thereto, shall in the case of each of the foregoing clauses (i) and (ii) be determined without regard to any materiality, Seller Material Adverse Effect, Purchaser Material Adverse Effect, or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 8.05 Third-Party Claims.

(a) Promptly after receipt by a Person entitled to indemnity under Section 8.02 or Section 8.03 of notice of the assertion of a Third-Party Claim (other than any Tax Claims), such Indemnified Party shall give notice to the Indemnifying Party of the assertion of such Third-Party Claim; provided, that the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any Liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party’s ability to defend such Third-Party Claim is materially prejudiced by the Indemnified Party’s failure to give such notice.

(b) If an Indemnified Party gives notice to the Indemnifying Party pursuant to Section 8.05(a) of the assertion of a Third-Party Claim, the Indemnifying Party shall be entitled to assume, at its own expense, the defense of such Third-Party Claim to the extent that it wishes; provided, that if the Indemnified Party, based in each instance on the reasonable advice of outside counsel, reasonably concludes that there are defenses available to it that are different or additional to those available to the Indemnifying Party or that the interests of the Indemnified Party may be reasonably deemed to conflict with those of the Indemnifying Party, then, the Indemnified Party shall have the right to select a single separate counsel (who shall be reasonably acceptable to the Indemnifying Party) and to participate in the Indemnifying Party’s defense of such Third-Party Claim, with the reasonable and documented fees and expenses of such counsel to be reimbursed by the Indemnifying Party as incurred to the extent that they relate to such Third-Party Claim. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third-Party Claim, then, subject to the proviso in the first sentence of this Section 8.05(b), the Indemnifying Party shall not be liable to the Indemnified Party under this Article VIII for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third-Party Claim. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and, at the Indemnified Party’s own expense, to employ counsel reasonably acceptable to the Indemnifying Party, separate from the counsel employed by the Indemnifying Party, it being acknowledged and agreed that the Indemnifying Party shall control such defense. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the reasonable and documented fees and expenses of one primary counsel and one local counsel retained by the Indemnified Party if the Third Party Claim: (i) involves any criminal proceeding, action, indictment, allegation or investigation against the Indemnified Party or any of its respective Affiliates; or (ii) would reasonably be expected to result in an injunction against the Indemnified Party or any of its respective Affiliates. The Indemnifying Party shall be liable for the reasonable and documented fees and expenses of counsel (one primary counsel and one local counsel) employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third-Party Claim as provided in Section 8.05(a)). No compromise or settlement of, or admission of liability with respect to, such Third-Party Claims may be effected by either the Indemnifying Party or the Indemnified Party without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed). If notice is given to an Indemnifying Party of the assertion of any Third-Party Claim and the Indemnifying Party does not, within 45 days after the Indemnified

Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third-Party Claim, the Indemnifying Party shall be deemed to have waived its right to assume such defense and, subject to the terms and limitations set forth under this Article VIII, will be bound by any determination made in such Third-Party Claim and any compromise or settlement effected by the Indemnified Party and shall be responsible for the reasonable and documented fees and expenses of counsel (one primary counsel and one local counsel) for all Indemnified Parties as set forth in this paragraph.

(c) With respect to any Third-Party Claim subject to indemnification under this Article VIII: (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall, subject to applicable Law, keep the other Person(s) reasonably informed of the status of such Third-Party Claim and any related Claims at all stages thereof where such Person(s) is (are) not represented by its (their) own counsel; and (ii) the parties hereto agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate, in each case in good faith, with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(d) Subject to the terms and limitations set forth under this Article VIII, within 20 days following: (i) any final decision, judgment, or award being rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom having lapsed; (ii) a settlement being consummated; or (iii) the Indemnified Party and the Indemnifying Party arriving at a mutually binding Contract with respect to a Claim hereunder, the Indemnifying Party shall pay to or at the direction of the Indemnified Party, any such amounts due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter by wire transfer of immediately available funds to the bank accounts or accounts designated by the Indemnified Party.

Section 8.06 Other Claims. A claim for indemnification to the extent not resulting from a Third-Party Claim may be asserted by notice to the party hereto from whom indemnification is sought and shall be paid promptly after such notice, unless disputed within 45 days after receipt by the Indemnifying Party of such notice, in which case the disputing party may bring an action to enforce its rights in accordance with the provisions of Section 10.07.

Section 8.07 Tax Treatment. To the extent permitted by Law, the parties hereto agree to treat all payments made under this Article VIII as adjustments to the Purchase Price for all Tax purposes.

Section 8.08 Subrogation. The Indemnifying Party shall be subrogated to any right of action (whether pursuant to contract, arising under applicable Law or otherwise) which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder.

ARTICLE IX TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Seller and the Purchaser;

(b) by the Seller or the Purchaser if any Governmental Order restraining, enjoining, or otherwise prohibiting the Transaction shall have become final and non-appealable;

(c) by the Seller or the Purchaser on or after March 31, 2018 (or such later date as: (i) the Seller and the Purchaser may mutually agree in writing; or (ii) a court of competent jurisdiction may establish based on a Claim brought pursuant to Section 10.10(a)) (the “Termination Date”), by written notice to the other party in accordance with Section 10.01, if the Closing has not occurred on or before the date such notice is provided (unless such party has failed to use all commercially reasonable efforts (or any other efforts explicitly set forth herein) to satisfy the conditions precedent set forth in Section 7.01 or Section 7.02, as applicable, to such party’s obligation to close);

(d) by the Seller by written notice to the Purchaser upon the Purchaser’s breach of this Agreement and such breach, individually or combined with any other such breach: (i) would prevent the satisfaction of the conditions contained in Section 7.01; and (ii) is not: (x) cured within 30 days following delivery by the Seller to the Purchaser of written notice of such breach; or (y) capable of cure by the Termination Date; or

(e) by the Purchaser by written notice to the Seller upon the Seller’s breach of this Agreement and such breach, individually or combined with any other such breach: (i) would prevent the satisfaction of the conditions contained in Section 7.02; and (ii) is not: (x) cured within 30 days following delivery by the Purchaser to the Seller of written notice of such breach; or (y) capable of cure by the Termination Date.

Section 9.02 Notice of Termination; Effects of Termination. If a party hereto wishes to terminate this Agreement pursuant to Section 9.01, then, such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement. Any permitted termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto, unless, in accordance with Section 9.01(d) or Section 9.01(e) above, the breach giving rise to such termination is: (a) capable of being cured; and (b) not cured during the applicable cure period set forth therein, whereupon such permitted termination of this Agreement will be effective immediately following the end of such applicable cure period. In the event this Agreement is terminated pursuant to Section 9.01, all further obligations of the parties hereunder shall terminate and this Agreement shall become null and void and of no further force and effect, except for the obligations set forth in Article I (Definitions), Section 5.03(a) (Confidentiality), Section 5.15 (Expenses), this Section 9.02 (Notice of Termination; Effects of Termination), Section 10.01 (Notices), Section 10.02 (Announcements), Section 10.03 (Severability), Section 10.04 (Entire Agreement), Section 10.05 (Binding Effect; Persons Benefiting; No Assignment), Section 10.06 (Amendment), Section 10.07 (Governing Law; Jurisdiction; Waiver of Jury Trial), and Section 10.13 (Guarantee), and except that such termination shall not relieve any party hereto of any Liability for any intentional breach of this Agreement or negate a Claim of Fraud against the Seller, the Purchaser, or Raymond James, as applicable, with respect to the representations made by the Seller or the Purchaser, as applicable, in this Agreement, and for the avoidance of doubt, each warranty made by the Seller or the Purchaser, as applicable, in this Agreement shall be deemed to be a representation made by such Person for purposes of the foregoing.

ARTICLE X GENERAL PROVISIONS

Section 10.01 Notices. All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when: (a) delivered in Person; (b) transmitted by email (provided that the sender does not receive a notice of non-delivery or other similar error); (c) mailed by certified or registered mail (return receipt requested and obtained); or (d) delivered by a nationally recognized overnight courier service (costs prepaid) to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Seller: UMB Financial Corporation 1010 Grand Boulevard Kansas City, MO 64106 Attn: John Pauls, EVP & General Counsel Email: John.Pauls@umb.com	If to the Purchaser and/or Raymond James: Carillon Tower Advisers, Inc. 880 Carillon Parkway St. Petersburg, FL 33716 Attn: Chih-Pin Lu Email: Chih-Pin.Lu@RaymondJames.com

with a copy (which shall not constitute notice) to: Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Attn: Michael P. O’Hare Email: mohare@stradley.com	with a copy (which shall not constitute notice) to: Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 Attn: David E. Barrett Email: david.barrett@nortonrosefulbright.com

Section 10.02 Announcements. No party hereto shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transaction unless the Seller, on the one hand, and the Purchaser, on the other hand, have mutually agreed as to the form, content and timing of such press release or announcement; provided, however, that nothing herein will prohibit the Seller, on the one hand, or the Purchaser, on the other hand, from issuing or causing publication of any such press release or public announcement to the extent that such party determines such action to be required by Law or the rules of any stock exchange applicable to it or its Affiliates, in which event the party making such determination shall, if practicable in the circumstances, use reasonable efforts to allow the Seller (in the case of a press release or public announcement of the Purchaser) or the Purchaser (in the case of a press release or public announcement of the Seller) reasonable time to comment on such release or announcement in advance of the issuance. Each party hereto shall cause its Affiliates and their respective Related Persons to comply with this Section 10.02.

Section 10.03 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, void, or unenforceable, the parties hereto agree that the court making such determination, to the greatest extent legally permissible, shall have the power to reduce or alter the term or provision, to delete specific words or phrases, or to replace any invalid, void, or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.04 Entire Agreement. Subject to Section 5.03(a), this Agreement (including the Disclosure Schedule and the Purchaser Disclosure Schedule, which are an integral part of this Agreement), the Ancillary Agreements and any other Contract between the Seller and the Purchaser entered into in connection with the execution and delivery of this Agreement or with the Closing shall constitute the entire understanding and agreement of the parties hereto, with respect to the transactions contemplated by this Agreement, and supersede all prior agreements and understandings, written and oral, between the Seller and the Purchaser with respect to the subject matter hereof.

Section 10.05 Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns. Except as expressly set forth in this Agreement, nothing in this Agreement is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, remedy, or claim under or by reason of this Agreement or any part hereof, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.05. No party hereto may assign this Agreement or any rights hereunder to any other Person without the prior written consent of the Seller (in the case of the Purchaser) or the Purchaser (in the case of the Seller); provided, however, that either party hereto may assign its rights or interests or delegate any of its obligations under this Agreement to an Affiliate so long as such party retains its obligations under this Agreement.

Section 10.06 Amendment.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the Seller and the Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.07 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ALL RESPECTS UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION.

(b) Each party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court of appropriate jurisdiction located in New York, New York, Borough of Manhattan, in connection with any Claim arising out of or relating to this Agreement, and hereby irrevocably and unconditionally: (i) agrees, to the fullest extent permitted by applicable Law, that any such Claim may be heard and determined in such courts; (ii) waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any such Claim in any such court; and (iii) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of any such Claim in any such court. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.01.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.07(c).

Section 10.08 Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original copy of this Agreement and all of which, when taken together, shall constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or by PDF (portable document format) file shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signature of the parties hereto transmitted by facsimile or PDF file shall be deemed to be their original signatures for all purposes.

Section 10.09 Business Days. References to “days” shall refer to calendar days unless Business Days are specified. If the due date for any payment or notice required or contemplated by this Agreement is not a Business Day, then, such payment shall be payable on the first Business Day following the payment or notice date specified in this Agreement. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 p.m. Eastern time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event.

Section 10.10 Specific Performance.

(a) The parties hereto agree that, prior to the Closing (or the earlier termination of this Agreement in accordance with Article IX), irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the Closing (or the earlier termination of this Agreement in accordance with Article IX), the Seller, on the one hand, and the Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (without any requirement to post any bond or other security in connection with seeking such relief) in any court of competent jurisdiction and that this shall include the right of the Seller to cause the Purchaser, on the one hand, and the right of the Purchaser to cause the Seller, on the other hand, to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Law and to thereafter cause this Agreement and the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement; provided, however, that the Seller shall not be entitled to any such injunction if: (i) the Seller is then in breach of this Agreement; and (ii) such breach would result in the failure (in whole or in part) of any of the conditions set forth in Section 7.02 to be satisfied; and provided, further, that the Purchaser shall not be entitled to any such injunction if: (A) the Purchaser is then in breach of this Agreement; and (B) such breach would result in the failure (in whole or in part) of any of the conditions set forth in Section 7.01 to be satisfied.

(b) With respect to the specific performance contemplated by clause (a) above:

(i) The parties hereto agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent any such breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent any such breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties hereto under this Agreement; and

(ii) Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding relating to this Section 10.10, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts, and, for purposes of this Section 10.10, each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.01.

Section 10.11 Conflicts and Privilege.

(a) From and after the Closing Date, files maintained by Stradley Ronon Stevens & Young, LLP (“Counsel”) and the attorney-client privilege of the Scout Group with Counsel relating to the Transaction shall be deemed to be the right of the Seller, and not that of the Scout Group, and may be waived only by the Seller, and all other attorney-client privileges of the Scout Group shall be retained by the Scout Group. Following the Closing Date, all communications in any form or format whatsoever between or among Counsel, on the one hand, and the Scout Group and the Seller Transaction Related Parties (as defined below) through the Closing Date, or any of their respective directors, trustees, officers, employees, or other representatives, on the other hand, that relate to the negotiation, documentation and consummation of the Transaction (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged and that the Privileged Communications and the expectation of confidence relating thereto belong solely to the Seller, shall be controlled by the Seller and shall not pass to or be claimed by the Purchaser, the Scout Group, or any of their respective Affiliates.

(b) Each of the parties hereto acknowledges and agrees that, as of immediately prior to the Closing, the Scout Group is the client of Counsel. After the Closing, it is possible that Counsel will represent the Seller and/or their respective Related Persons (individually and collectively, the “Seller Transaction Related Parties”) in connection with matters and/or Claims relating to, or arising out of, this Agreement and the Ancillary Agreements. Each of the parties hereto agrees that Counsel may represent the Seller Transaction Related Parties in the future in connection with matters and/or Claims relating to, or arising out of, this Agreement and the Ancillary Agreements, and waives any conflict of interest arising therefrom.

(c) Notwithstanding the foregoing, in the event that a dispute arises between the Scout Group or any of its Affiliates, on the one hand, and a third party other than the Seller or any of its Affiliates, on the other hand, the Purchaser, the Scout Group, or their respective Affiliates may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party; provided, however, that none of the Purchaser, the Scout Group, or their respective Affiliates may waive such privilege without the prior written consent of the Seller. In the event that the Purchaser, the Scout Group, or any of their respective Affiliates is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Privileged Communications, the Purchaser shall promptly notify the Seller in writing (including by making specific reference to this Section 10.11) so that the Seller can seek a protective order and the Purchaser agrees to use all commercially reasonable efforts to assist therewith, it being acknowledged and agreed that nothing contained in this clause (c) shall be deemed to interfere with the ability of the Purchaser, the Scout Group, or any of their respective Affiliates to comply with any legal requirement or applicable law.

Section 10.12 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any rights, claims or benefits or to create or establish any third-party beneficiary hereunder, and no party will incur any Liability or obligation to any third party because of any reliance by that third party on any representation, warranty, covenant or agreement in this Agreement; provided that: (a) each Covered Person shall be a third-party beneficiary of the terms set forth in Section 5.16; and (b) each Indemnified Party shall be a third-party beneficiary of the terms set forth in Article VIII.

Section 10.13 Guarantee. Raymond James hereby irrevocably and unconditionally guarantees to the Seller the timely and punctual payment and performance when and as due of all obligations of the Purchaser under this Agreement, and shall be liable for any breach of any representation, warranty, covenant, or obligation of the Purchaser under this Agreement. The Seller shall not be required to proceed first against the Purchaser before proceeding against Raymond James in respect of such claims brought pursuant to this Agreement. The obligations of Raymond James shall not be discharged, impaired, or affected in any way, except to the extent that the Purchaser’s obligations would be discharged, impaired, or affected by any act or thing which would operate as a discharge of Raymond James as a matter of law. Raymond James hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against the Purchaser, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.13.

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IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first above written.

“SELLER”

UMB FINANCIAL CORPORATION

By:	/s/ Mariner Kemper
Name:	Mariner Kemper
Title:	Chairman, CEO and President

“PURCHASER”

CARILLON TOWER ADVISERS, INC.

By:	/s/ J. Cooper Abbott
Name:	J. Cooper Abbott
Title:	President

SOLELY FOR PURPOSES OF SECTIONS 5.03(a), 5.18, 9.02, 10.01, 10.07 AND 10.13

RAYMOND JAMES FINANCIAL, INC.

By:	/s/ John C. Carson, Jr.
Name:	John C. Carson, Jr.
Title	President